Prospectus
Filed Pursuant to Rule 424(b)(1)
Registration No. 333-110182

$70,000,000

2.0% Convertible Subordinated Notes Due 2024

         This is a public offering of $70.0 million aggregate principal amount of notes of Komag, Incorporated. We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 2004. At maturity on February 1, 2024, we will repay the notes at their principal amount.

      You may convert the notes into our common stock prior to stated maturity if: (1) the sale price of our common stock exceeds a specified threshold; (2) the trading price of the notes falls below a specified threshold prior to February 1, 2019; (3) the notes have been called for redemption; or (4) specified corporate transactions occur. The conversion rate will initially be 37.8788 shares of our common stock per $1,000 principal amount of notes equivalent to a conversion price of approximately $26.40 per share, except in connection with conversion following satisfaction of the trading price condition. The conversion rate will be subject to adjustment upon the occurrence of specified events.

      The notes will be our general unsecured obligations, ranking subordinate to all of our existing and future senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

      We may redeem the notes on or after February 6, 2007 at declining redemption premiums as set forth in this prospectus. You may require us to purchase the notes on February 1, 2011, February 1, 2014 or February 1, 2019 or upon the occurrence of a fundamental change, at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date.

      Concurrent with this offering, and by a separate prospectus, we and certain selling stockholders are offering an aggregate of 3,500,000 shares of our common stock, plus up to an additional 525,000 shares to cover over-allotments by the underwriters for that offering. Neither the completion of the common stock offering nor the completion of this convertible note offering is contingent upon the other.

      Prior to this offering, there has been no public trading market for the notes. The notes are expected to be traded on the over-the-counter market. Our common stock currently trades under the symbol “KOMG” on the Nasdaq National Market. On January 22, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $20.99 per share.

See “Risk Factors” beginning on page 11 to read about risks that you should consider before buying our notes.

	Per Note	Total
Public offering price	100.0%	$70,000,000
Underwriting discounts and commissions	3.0%	$2,100,000
Proceeds, before expenses, to us	97.0%	$67,900,000

      The offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance of the notes, expected to be January 28, 2004.

      We have granted the underwriters a 30-day option to purchase from us from time to time up to an additional $10.5 million of notes to cover any over-allotments. The underwriters are offering our notes as described herein under “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Piper Jaffray

Needham & Company, Inc.	Thomas Weisel Partners LLC

The date of this prospectus is January 22, 2004.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before purchasing the notes offered hereby. You should read the entire prospectus, including the “Risk Factors” section beginning on page 11, and the financial data and related notes included in this prospectus and incorporated by reference herein, before deciding to invest in the notes. Unless indicated otherwise, all information contained in this prospectus assumes the underwriters’ overallotment option with respect to the offering is not exercised.

Komag, Incorporated

Our Business

      We design, manufacture and market thin-film media, or disks, that are incorporated into disk drives. We are the world’s largest independent manufacturer of thin-film media with a 40% market share of the total merchant disk supplier market and 18% of the overall disk market as of the second quarter of 2003 according to TrendFOCUS, a storage research firm. Due to our market leadership and significant research and development efforts, we have developed a deep understanding of market needs in the disk drive market and offer a broad portfolio of advanced solutions to address those needs. Our customers include many of the world’s largest disk drive manufacturers, including Hitachi Global Storage Technologies, or HGST, Maxtor and Western Digital. Additionally, in October 2003 we began volume production for a new major disk drive customer’s desktop products.

      Disks such as the ones we manufacture are incorporated into disk drives, which are the primary storage medium for digital data. Technology advances have greatly increased the storage capacity of individual disks, lowering the per gigabyte, or GB, cost of storage. The lower cost of storage has facilitated the adoption of disk drives into a broad range of new applications, providing new areas of market growth for disks and disk drives. High-volume, high-growth applications for disk drives include personal computers, enterprise storage systems, communications infrastructure and consumer electronics appliances. According to IDC, the annual total storage capacity and number of units of disk drives to be shipped between 2002 and 2007 are expected to grow at compound annual rates of approximately 45.1% and 10.7%, respectively. The increase in storage capacity used in existing and new applications is expected to generate increased demand for disk drives, which may in turn generate higher demand for disks such as those we sell.

Recent Developments

Trace Acquisition

      On December 19, 2003, we announced that we signed an agreement with Trace Storage Technology Corporation (Trace), which will provide us, upon satisfaction of certain conditions, with additional substrate capacity as well as a substrate supply relationship with Trace. Under the agreement, we expect to purchase Trace’s Malaysian substrate manufacturing facility including land, building and equipment for approximately $10 million. We intend to use cash currently held to pay for the acquisition and are not relying on consummation of the proposed notes offering in this prospectus or the concurrent common stock offering to fund this acquisition. We intend to manufacture both aluminum ground substrates and plated and polished substrates in this factory for our own use and to sell Trace a portion of the output under a supply agreement entered into in connection with the purchase.

      Completion of these transactions is subject to a number of conditions, and there is no guarantee that we will be able to satisfy all the conditions needed to complete these transactions. If we satisfy all of the conditions to closing, we anticipate closing these transactions in the first quarter of 2004.

Fourth Quarter Results

      On January 20, 2004, we reported our operating results for our fiscal quarter ended December 28, 2003, which included the following:

Three Months
Ended
Dec 28, 2003

(in thousands
except per
share data)
Consolidated Statement of Operations Data
Net Sales	$118,231
Gross Profit	$36,451
Operating Income	$20,984 (1)
Net Income	$16,443 (1)
Diluted Net Income Per Share	$0.65 (1)

Dec 28, 2003

(in thousands)
Consolidated Balance Sheet Data
Cash and Cash Equivalents	$70,058

(1)	In the fourth quarter of 2003, the Company sold idle properties in Fremont, California and received approximately $24 million in net proceeds. The gain on sale of these properties add $1.0 million to operating and net income.

      We were organized in 1983 and are incorporated in the state of Delaware. Our principal executive offices are located at 1710 Automation Parkway, San Jose, California 95131, and our telephone number is (408) 576-2000. Our web site is located at “www.komag.com.” Information contained on our web site does not constitute a part of this prospectus.

Proposed Refinancing

      The offering of the notes and the concurrent offering by us and certain selling stockholders of an aggregate of 3,500,000 shares of common stock is part of the refinancing transactions pursuant to which we intend to issue the notes and the common stock and terminate our existing revolving credit facility, or Exit Facility, and use the proceeds from these offerings to redeem (in whole or in part) our Senior Secured Notes due 2007, or Senior Notes.

Exit Facility

      Our Exit Facility provides for advances having a principal amount of up to the lesser of a borrowing base and $15.0 million at any time outstanding, with a $3.0 million letter of credit sub-facility and expires June 30, 2005. As of December 28, 2003, there were no borrowings under the Exit Facility and our borrowing base was approximately $1.9 million. The Exit Facility is secured by a first priority security interest in substantially all of our assets, except in the case of our ownership interest in our foreign subsidiaries, which is limited to a pledge of 65% of such equity interests. We expect to terminate the Exit Facility prior to the closing of this offering and our concurrent common stock offering.

Junior Notes

      In accordance with our plan of reorganization, we issued $7.0 million Junior Secured Notes due 2007, or Junior Notes, that were subordinated paid in-kind notes. The Junior Notes were fully subordinated to the Exit Facility and the indenture governing the Senior Notes, and were secured by a security interest in the collateral pledged to secure the Exit Facility and Senior Notes. On October 30, 2003, we sent a redemption notice to the holders of the Junior Notes that we would redeem the Junior Notes. The Junior Notes were redeemed in full on December 2, 2003.

Senior Notes

      We issued a total of $128.8 million of Senior Notes in connection with our reorganization. As of December 28, 2003, the Senior Notes had a cash-pay portion of $63.2 million and a paid-in-kind portion of $52.0 million. The Senior Notes are secured by a security interest in substantially all of our assets, except in the case of our ownership interest in our foreign subsidiaries, which is limited to a pledge of 65% of such equity interests. In order for us to issue the notes pursuant to this offering, the notes must be subordinated and junior to the Senior Notes and must satisfy the conditions set forth in the indenture governing the Senior Notes. Upon the closing of the offering of the notes and the concurrent common stock offering, we will promptly mail a redemption notice to the holders of the Senior Notes to redeem all or a portion of the Senior Notes with the proceeds of such offerings.

Intercreditor Arrangement

      The collateral agent under our Exit Facility and the trustee for the Senior Notes entered into an intercreditor arrangement that governs as among them, among other things, the priority of their security interests in our assets. Pursuant to this intercreditor arrangement, the liens granted to secure the Exit Facility have priority over the liens granted to secure the Senior Notes.

The Offering

      The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to a holder of the notes. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of Notes.” For purposes of the description of the notes included in this prospectus, references to “the Company,” “us,” “we” and “our” refer only to Komag, Incorporated.

Issuer	Komag, Incorporated, a Delaware corporation.

Securities Offered	$70,000,000 principal amount of 2.0% Convertible Subordinated Notes due 2024 ($80,500,000 aggregate principal amount if the underwriters exercise their over-allotments in full).

Issue Price	The notes will be issued at a price of 100% of their principal amount, which is $1,000 per note, plus accrued interest, if any, from January 28, 2004.

Maturity Date	February 1, 2024, unless earlier purchased, redeemed, or converted.

Ranking	The notes will be our general unsecured obligations, ranking subordinate to all of our existing and future senior indebtedness. In addition, the notes will be effectively subordinated to all of the existing and future debt and other liabilities of our subsidiaries. As of December 28, 2003, we would have had $0.9 million of senior indebtedness, after giving effect to the redemption of our Senior Notes in full from the proceeds from this offering and the redemption of the Junior Notes in full on December 2, 2003. See “Description of Notes — Subordination.”

The notes are obligations exclusively of Komag, Incorporated. The notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. As of December 28, 2003, our subsidiaries had $44.3 million of indebtedness and other liabilities, excluding intercompany liabilities and liabilities of the type not required to be recorded on the balance sheet in accordance with generally accepted accounting principles.

Interest	2.0% per year, from January 28, 2004, payable semi-annually in arrears on February 1 and August 1 of each year, beginning August 1, 2004. Interest will be computed semi-annually on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights	You may convert each of your notes into our common stock, in multiples of $1,000 principal amount, only under the following circumstances:

• during any quarterly conversion period, and only during such conversion period, if on each of at least 20 trading days in the 30 consecutive trading day period ending on the first trading day of the conversion period, the closing sale price of our common stock is greater than or equal to 120% of the conversion price in effect on the first trading day of the conversion period; a “conversion period” will be the period from and including the first trading day of any fiscal quarter (beginning with the quarter ending July 4, 2004) up to, but not including, the first trading day of the following fiscal quarter;

• during the five consecutive business day period following any five consecutive trading-day period at any time prior to February 1, 2019 in which the average trading price for a note was less than 98% of the average of the closing sale price of our common stock during such five trading-day period multiplied by the then applicable conversion rate;

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of Notes — Conversion Upon Specified Corporate Transactions.”

The notes are convertible into shares of our common stock prior to maturity (or their earlier purchase or redemption by us) at an initial conversion rate of 37.8788 shares of common stock per $1,000 principal amount of the notes (equivalent to a conversion price of approximately $26.40 per share), except in connection with conversions following satisfaction of the trading price condition under certain circumstances. The conversion rate may be adjusted under certain circumstances, as described under “Description of Notes Conversion Procedures — Conversion Rate Adjustment.”

Upon conversion, a holder generally will not receive any payment representing accrued and unpaid interest.

Sinking Fund	None.

Optional Redemption	We may at our option redeem the notes in whole or in part on or after February 6, 2007, at the redemption prices set forth in this prospectus. See “Description of Notes — Optional Redemption.”

Purchase of Notes at Holder’s Option	Holders may require us to repurchase the notes for cash on a purchase date of February 1, 2011, February 1, 2014 and February 1, 2019. We will pay a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the purchase date. See “Description of Notes — Purchase of Notes at a Holder’s Option” and “Risk Factors — We may be unable to repay or repurchase the notes or our other indebtedness.”

Fundamental Change	Upon the occurrence of a fundamental change, as described in this prospectus, you may require us to purchase all or part of your notes in cash at a price equal to 100% of the principal amount of the notes being purchased plus accrued and unpaid interest to, but excluding, the fundamental change purchase date. See “Description of Notes — Purchase of Notes at a Holder’s Option Upon a Fundamental Change” and “Risk Factors — We may be unable to repay or repurchase the notes or our other indebtedness.”

Use of Proceeds	The net proceeds from the sale of notes that we are offering will be approximately $67.4 million (and approximately $77.6 million assuming the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated cash offering costs payable to us. We expect to use the net proceeds from this offering and any proceeds from our concurrent equity offering to repay certain outstanding indebtedness and for general corporate purposes, including working capital, capital expenditures and potential acquisitions. See “Use of Proceeds.”

Concurrent Common Stock Offering	Concurrent with this offering, we and certain selling stockholders are also offering by separate prospectus an aggregate of 3,500,000 shares of our common stock, plus up to an additional 525,000 shares to cover over- allotment by the underwriters for that offering. Consummation of this convertible note offering is not contingent upon consummation of the concurrent common stock offering.

Absence of a Public Market	The notes are new securities and will not be listed on any securities exchange or automated quotation system. We cannot assure holders of the notes that any active or liquid market will develop for the notes.

Lock-up Agreement	Our officers and directors have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or similar securities for a period of 90 days from the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc.

Trading	We have not applied and do not intend to apply for the listing of the notes on any securities exchange.

Form, Denomination and Registration	The notes will be issued in fully registered form, in denominations of $1,000 and will be represented by one or more global securities, deposited with the trustee as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global securities will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants. See “Description of Notes — Form, Denomination and Registration.”

Guarantees	None.

NASDAQ Symbol for our Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol “KOMG.”

Risk Factors

      Investment in the notes involves certain risks. You should carefully consider the information under “Risk Factors” beginning on page 11 of this prospectus, all other information included in this prospectus and the documents incorporated by reference before investing in the notes.

Summary Consolidated Financial Data

      The following table sets forth our summary consolidated financial data for the three months ended September 29, 2002, December 29, 2002, March 30, 2003, June 29, 2003 and September 28, 2003. The following data is derived from our unaudited condensed consolidated financial statements and should be read in conjunction with these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and should not be considered indicative of results expected for the full fiscal years. The summary consolidated balance sheet data is presented on an actual basis; on an as adjusted basis to reflect $24.0 million net proceeds received from the sale of idle buildings and land, giving effect to the application of these proceeds and approximately $1.2 million of cash to repay a portion of our Senior Notes on October 21, 2003 and our Junior Notes in full on December 2, 2003; and on an as adjusted further basis to reflect the sale of notes offered by us in this offering after deducting the estimated underwriting discounts and commissions and estimated offering costs and to reflect the issuance of our shares of common stock in the concurrent offering, giving effect to the application of the net proceeds. We have also included a table that sets forth our ratio of earnings to fixed charges for the fiscal years ended 1998, 1999, 2000, 2001 and the six months ended June 30, 2002 and December 29, 2002, and the nine months ended September 28, 2003. The following table also includes pro forma calculations for the six months ended December 29, 2002 and the nine months ended September 28, 2003. The pro forma calculations set forth below should be read in conjunction with the consolidated financial statements incorporated by reference in this prospectus.

	Three Months Ended

	Sep 29, 2002		Dec 29, 2002		Mar 30, 2003	June 29, 2003	Sep 28, 2003

	(dollars in thousands except per share data)
Consolidated Statement of Operations Data
Net sales	$70,241		$104,508		$105,515	$105,347	$109,199
Cost of sales	62,853		80,156		82,739	82,511	83,840

Gross profit	7,388		24,352		22,776	22,836	25,359
Research, development, and engineering expense	8,708		9,692		9,909	10,402	10,778
Selling, general, and administrative expense	4,235		5,248		4,562	4,038	4,717
Gain on disposal of assets	(70)		(1,240)		(861)	(217)	(792)
Restructuring/impairment charges	740	(1)	34,023	(3)	—	—	—
In-process research and development expense	6,784		—		—	—	—

Operating income (loss)	(13,009)		(23,371)		9,166	8,613	10,656
Interest income	(66)		(66)		(108)	(132)	(103)
Interest expense	3,226		3,327		3,385	3,359	3,351
Other income, net	(2,068	)(2)	(82)		(196)	(28)	(83)
Provision for (benefit from) income taxes	304		964		1,031	814	(2,452	)(4)

Net income (loss)	$(14,405)		$(27,514)		$5,054	$4,600	$9,943

Basic net income (loss) per share	$(0.63)		$(1.20)		$0.22	$0.20	$0.42

Diluted net income (loss) per share	$(0.63	)(1)(2)	$(1.20	)(3)	$0.21	$0.19	$0.40	(4)

Number of shares used in basic per share computation	22,826		22,853		23,297	23,344	23,558

Number of shares used in diluted per share computation	22,826		22,853		23,934	24,304	24,860

(1)	Restructuring/impairment charges of $0.7 million for the three months ended September 29, 2002 related to chapter 11 bankruptcy and Exit Facility professional fees.

(2)	Other income, net includes a property tax refund of $2.2 million.

(3)	Restructuring/impairment charges for the three months ended December 29, 2002 include chapter 11 bankruptcy professional fees of $0.1 million and a goodwill impairment charge of $33.9 million.

(4)	Provision for (benefit from) income taxes includes an income tax benefit of $2.5 million related to withholding taxes previously accrued which are no longer payable as a result of a tax exemption.

	Three Months Ended

	Sep 29, 2002	Dec 29, 2002	Mar 30, 2003	June 29, 2003	Sep 28, 2003

	(dollars in thousands)
Other Financial Data
Percentage of net sales:
Gross profit	11%	23%	22%	22%	23%
Operating income (loss)	(19)	(22)	9	8	10
Net income (loss)	(21)	(26)	5	4	9
Selected financial data:
Depreciation and amortization on property, plant and equipment	$12,729	$11,385	$10,590	$10,123	$9,285
Amortization of intangibles	926	923	933	937	939
Capital expenditures	3,033	4,005	4,005	5,802	4,848

	As of Sep 28, 2003

		As	As Adjusted
	Actual	Adjusted(1)	Further(2)

		(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$47,660	$46,419	$56,585
Net property, plant and equipment, and land and buildings held for sale	205,611	182,011	182,011
Total assets	345,919	321,078	333,880
Current portion of long-term debt	20,242	15,223	164
Long-term debt (less current portion)	119,599	99,377	70,773
Stockholders’ equity	149,683	150,683	207,148

(1)	In the fourth quarter of 2003, we completed the sale of our idle Fremont, California land and buildings. The land and buildings were acquired through our merger with HMT Technology Corporation in October 2000 and had been idle and held for sale since 2001. The net proceeds from the sale of the land and buildings were approximately $24.0 million resulting in a gain of approximately $1.0 million. The sale was recorded in the fourth quarter of 2003. On October 21, 2003, we used 50% of the net proceeds, $12.1 million, to pay down our debt as required under the terms of our Senior Notes Indenture, which Senior Notes are due in 2007. Additionally, we made a required principal payment of $5.0 million on the Senior Notes on October 15, 2003. Further, we received consent from a majority of the holders of the Senior Notes and the lender under the Exit Facility to redeem in full the Junior Notes for approximately $8.2 million and called for their redemption on October 30, 2003. The Junior Notes were redeemed on December 2, 2003.

(2)	Reflects the adjustments described in (1) above; the issuance of $70.0 million aggregate principal amount of our 2.0% convertible notes due February 1, 2024; and the sale of 3,000,000 shares of common stock offered by us in our concurrent common stock offering at a public offering price of $20.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering costs, giving effect to the application of the net proceeds. Consummation of this notes offering is not contingent upon consummation of the concurrent offering of shares of our common stock.

      The following table sets forth our selected consolidated financial data and other operating information for the four fiscal years and the first six months prior to our emergence from bankruptcy (the Predecessor Company), and the six months after emergence from bankruptcy on June 30, 2002 (the Successor Company). The financial data and operating information is derived from our consolidated financial statements, and should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference in this prospectus. We declared no cash dividends during the five-year period. The values in the table below are in thousands, except per share amounts.

	Successor	Predecessor	Predecessor Company
	Company	Company

	Six Months	Six Months	Fiscal Year Ended
	Ended	Ended
Consolidated Statements of Operations Data	Dec 29, 2002	June 30, 2002	2001	2000	1999	1998
Net sales	$174,749	$111,955	$282,613	$358,463	$331,946	$328,883
Gross profit (loss)	31,740	5,167	(2,456)	34,988	(22,709)	(62,752)
Restructuring/impairment charges(1)(3)(5)(7)(8)(9)	34,763	4,318	57,430	5,293	187,965	187,768
Operating loss(1)(3)(5)(7)(8)(9)	(37,690)	(29,812)	(146,442)	(38,295)	(291,089)	(331,919)
Interest expense(6)(10)	6,553	—	155,192	45,428	23,319	19,212
Other income, net(2)	3,460	399,147	4,286	3,844	1,552	4,853
Reorganization costs, net	—	6,511	6,066	—	—	—
Income (loss) before cumulative effect of change in accounting principle(1)(2)(3)(5)(6)(7)(8)(9)	(41,919)	359,924	(296,395)	(68,058)	(283,049)	(366,336)
Cumulative effect of change in accounting principle(4)	—	(47,509)	—	—	—	—
Net income (loss)(1)(2)(3)(4)(5)(6)(7)(8)(9)	$(41,919)	$312,415	$(296,395)	$(68,058)	$(283,049)	$(366,336)
Basic and diluted net loss per share(11)	$(1.84)

		Predecessor Company
	Successor
	Company
		As of the Fiscal Year Ended
	As of
Consolidated Balance Sheet Data	Dec 29, 2002	2001	2000	1999	1998
Net property, plant and equipment, and land and buildings held for sale	$221,014	$256,856	$354,873	$313,455	$470,017
Total assets	317,200	407,850	633,061	475,871	694,095
Current portion of long-term debt	10,229	—	216,740	260,000	260,000
Long-term debt (less current portion)	129,923	—	137,545	22,891	—
Liabilities subject to compromise	—	516,173	—	—	—
Stockholders’ equity (deficit)	$127,960	$(144,939)	$151,861	$78,713	$323,807

(1)	Results of operations for the six months ended December 29, 2002 included a $33.9 million impairment charge related to the write-off of all remaining goodwill, in accordance with FAS 142.

(2)	Results of operations for the six months ended June 30, 2002, included other income of $379.0 million associated with the extinguishment of liabilities subject to compromise as of June 30, 2002, and other income of $17.3 million to revalue our assets and liabilities at June 30, 2002, to fair value as prescribed by fresh-start reporting under SOP 90-7.

(3)	Results of operations for the six months ended June 30, 2002, included a $4.3 million restructuring/impairment charge in connection with the shutdown of our research and development facility in Santa Rosa, California.

(4)	Results of operations for the six months ended June 30, 2002, included a $47.5 million transitional impairment loss under SFAS 142. The loss was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

(5)	Results of operations for 2001 included a $45.8 million impairment charge related to the write-down of land and buildings held for sale, a $4.4 million impairment charge related to manufacturing equipment no longer in service, and restructuring charges of $7.2 million primarily related to lease obligations on equipment no longer in service and additional facility closure costs.

(6)	Results of operations for 2001 included a $99.1 million interest expense charge related to accretion to bring the subordinated convertible notes up to their full face value of $230.0 million.

(7)	Results of operations for 2000 included a net $5.3 million restructuring charge, including an $8.0 million charge in connection with the ceasing of our Santa Rosa manufacturing operations, plus a net $2.7 million reversal of charges previously accrued for restructurings we undertook in 1997, 1998, and 1999.

(8)	Results of operations for 1999 included $143.7 million in restructuring charges and a $44.3 million impairment charge. The restructuring charges related primarily to the closing of our U.S. manufacturing operations. The impairment charge related to the write-down of goodwill which originated from the acquisition of Western Digital Corporation’s media operation.

(9)	Results of operations for 1998 included a $187.8 million restructuring charge that primarily related to an asset impairment charge of $175.0 million. Based on analysis of our production capacity and our expectations of the media market over the remaining life of our fixed assets, we concluded that we would not be able to recover the book value of those assets.

(10)	In accordance with SOP 90-7, we did not record interest expense on our outstanding debt during the chapter 11 proceedings from August 24, 2001, through June 30, 2002.

(11)	Earnings per share of the Predecessor Company are not presented as the amounts are not meaningful.

      The following table sets forth our ratio of earning to fixed charges for each of the periods indicated:

Pro Forma(1)

					Six Months	Six Months	Nine Months	Six Months	Nine Months
	Fiscal Year Ended				Ended	Ended	Ended	Ended	Ended

	1998	1999	2000	2001	June 30, 2002	Dec 29, 2002	Sep 28, 2003	Dec 29, 2002	Sep 28, 2003

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A	645:1	N/A	2.8:1	N/A	3.8:1

(1)	The pro forma calculations give effect to the application of the assumed proceeds of $70.0 million related to the issuance of our new 2.0% convertible subordinated notes to repay a portion of the $115.2 million of our existing debt at an average interest rate of 9.5%. Earnings were inadequate to cover fixed charges for the pro forma calculation for the six months ended December 29, 2002 by approximately $40.7 million.

(2)	Earnings were inadequate to cover fixed charges for fiscal 1998, 1999, 2000, 2001, and the six months ended December 29, 2002, by approximately $337.5 million, $307.7 million, $75.8 million, $301.9 million, and $40.7 million, respectively.

RISK FACTORS

      Investing in the notes involves a high degree of risk. You should carefully consider the risks and uncertainties described below when considering whether or not to purchase the notes. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also become important factors that may harm our business. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock or the notes offered hereby could decline, and you may lose part or all of your investment. Further, this prospectus contains forward-looking statements and actual results may differ significantly from the results contemplated by such forward-looking statements.

Risks Related to Our Business

We have a history of operating losses and recently emerged from chapter 11 bankruptcy. Despite our recent profitability during each of our three most recent fiscal quarters, we cannot assure you that we will be able to maintain or grow profits in the future.

      We have experienced substantial operating losses during the past five fiscal years. Prior to reporting positive net income in each of our three most recent quarters ending September 28, 2003, our last profitable quarter, excluding one-time credits, was the fourth quarter of 1997. We recorded a net loss $68.1 million during the fiscal year ended December 31, 2000, a net loss of $296.4 million during the fiscal year ended December 30, 2001 and a net profit of $270.5 million for the fiscal year ended December 29, 2002, largely because of a gain of $396.4 million for extinguishment of indebtedness and revaluation of assets and liabilities for fresh-start reporting. In August 2001, after defaulting on our debt obligations, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. We emerged from chapter 11 bankruptcy on June 30, 2002. Due to the factors discussed below in this Risk Factors section, including the very competitive, capital intensive and historically cyclical nature of the disk and disk drive markets upon which our business is dependent, we cannot assure you that we will be able to sustain or grow our recent profitability.

Downturns in the disk drive manufacturing market and related markets may decrease our revenues and margins.

      The market for our products depends on economic conditions affecting the disk drive manufacturing and related markets, particularly the desktop personal computer market. We believe that a substantial majority of our finished unit sales were incorporated into disk drives manufactured by our customers for the desktop personal computer market. Because of this concentration in a single market, which we expect to continue, our business is tightly linked to the success of the personal computer market. The personal computer market has historically been seasonal and cyclical and has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disks and pricing pressures. The effect of these cycles on suppliers, including disk manufacturers, has been magnified by disk drive manufacturers’ practice of ordering components, including disks, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction. Accordingly, downturns in the desktop personal computer market may cause disk drive manufacturers to delay or cancel projects, reduce their production or reduce or cancel orders for our products. This, in turn, may lead to longer sales cycles, delays in payment and collection, and pricing pressures, causing us to realize lower revenues and margins.

If our production capacity is underutilized, our gross margin will be adversely affected and we could sustain significant losses.

      Our business is characterized by high fixed overhead costs including expensive plant facilities and production equipment. Our per unit costs and our gross margin are significantly affected by the number of units we produce and the amount of our production capacity that we utilize. Our production capacity is currently approximately 18 million to 20 million disks per quarter. We expect that we will increase our production capacity by approximately 10% to 20% over the next three fiscal quarters by utilizing our existing facilities, which minimizes capital outlays. If we underutilize our production capacity for any reason including lack of customer demand or cancellation or delay of customer orders, we could experience significantly higher unit production costs, lower margins and potentially significant losses. Underutilization of our production capacity could also result in equipment write-offs, restructuring charges and employee layoffs. For example, from our 1997 fiscal year to the third quarter of our 2002 fiscal year, our gross margin was severely adversely affected by our underutilization of our capacity. If our production capacity is underutilized for any reason, our financial results and our business would be severely harmed.

If future demand for our products exceeds the production capability of our existing facilities, we may be required to invest significant capital expenditures to increase capacity or else risk losing market share.

      We believe we have a limited capability to further expand our production capacity using our existing facilities to meet incremental increases in future demand for our disk products. If demand for our products were to significantly exceed these capacity levels, we may not be able to satisfy this increased demand. To increase our production capacity to meet significant increases in demand for our disks, we would be required to expand our existing facilities, construct new facilities or acquire entities with additional production capacities. These alternatives would require significant capital investments by us and would require us to seek additional equity or debt financing. There can be no assurance that such financing would be available to us when needed on acceptable terms, or at all. If we were unable to expand capacity on a timely basis to meet increases in demand, we could lose market opportunities for sales and our market share could decline. Further, we cannot assure you that the increased demand for our disk products would continue for a sufficient period of time to recoup our capital investments associated with increasing our production capacity.

We receive a large percentage of our net sales from only a few disk drive manufacturer customers, the loss of any of which would adversely affect our sales.

      Our customers are disk drive manufacturers. A relatively small number of disk drive manufacturers dominate the disk drive market. According to IDC, four of these manufacturers accounted for over 84% of disk drive sales during the third quarter of 2003. Accordingly, we expect that the success of our business will continue to depend on a limited number of customers who have comparatively strong bargaining power in negotiating contracts with us.

      In fiscal 2003, 38% of our net sales were to Western Digital, 37% were to Maxtor and 17% were to HGST. During fiscal 2002, 61% of our net sales were to Western Digital and 30% were to Maxtor. During fiscal 2001, 59% of our net sales were to Western Digital and 27% were to Maxtor. If any one of our significant customers were to reduce their disk requirements or develop or expand capacity to produce disks for internal use and we are unable to replace these orders with sales to new customers, our sales would be reduced and, our business would suffer.

Internal disk operations of disk drive manufacturers may adversely affect our ability to sell our disk products.

      Disk drive manufacturers such as HGST, Maxtor and Seagate have large internal thin-film media manufacturing operations and are able to produce a substantial percentage of their disk requirements. We compete directly with these internal operations when we market our products to these disk drive companies, and indirectly when we sell our disks to customers who must compete with vertically-integrated disk drive manufacturers. Vertically-integrated companies have the opportunity to keep their disk-making operations fully utilized, thus lowering their costs of production. This cost advantage contributes to the pressure on us and other independent disk manufacturers to sell disks at lower prices and can severely affect our profitability. Vertically-integrated companies are also able to achieve a large manufacturing scale that supports the development resources necessary to advance technology rapidly. We may not have sufficient resources or manufacturing scale to be able to compete effectively with these companies as to production costs or technology development.

If we are unable to perform successfully in the highly competitive and increasingly concentrated disk industry, we may not be able to maintain or gain additional market share, and our operating results would be harmed.

      The market for our products is highly competitive, and we expect competition to continue in the future. Competitors in the thin-film media industry fall mainly into two groups: Asian-based independent disk manufacturers and captive disk manufacturers. Our major Asian-based independent competitors include Fuji Electric, Hoya, Showa Denko and Trace Storage. The captive disk manufacturers who produce thin-film media internally for their own use include HGST, Maxtor and Seagate. In late 2002, IBM entered into a joint venture with Hitachi. The joint venture, named Hitachi Global Storage Technologies, or HGST, includes Hitachi’s and IBM’s disk drive operations and a portion of IBM’s thin-film media operations, and evidences the increasing concentration and economies of scale in our industry. Many of these competitors have greater financial resources and less debt than we have, which could allow them to adjust to fluctuating market conditions better than us. Further, they may have greater technical and manufacturing resources, more extensive name recognition, more marketing power, a broader array of product lines and preferred vendor status. To the extent our competitors continue to consolidate and achieve greater economies of scale, we will face additional competitive challenges. If we are not able to compete successfully in the future, we would not be able to gain additional market share for our products, or we may lose our existing market share, and our operating results could be harmed.

Price competition may force us to lower our prices, causing our net sales and gross margin to suffer.

      We face significant price competition in the disk industry. High levels of competition have historically put downward pressure on prices per unit. Additionally, the average selling price of disks and disk drives rapidly declines over their commercial life as a result of technological enhancements, productivity improvements and industry supply increases. We may be forced to lower our prices or add new products and features at lower prices to remain competitive, and we may otherwise be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices would reduce our ability to generate sales, and our gross margin would suffer. If we fail to mitigate the effect of these pressures through reducing the cost of our products or changing our product mix, our net sales and gross margin could be adversely affected.

      Price declines are also affected by any imbalances between demand and supply. For most of 2002, as in the several years prior, disk supply exceeded demand. As independent suppliers like us struggled to utilize their capacity, the excess disk supply caused average selling prices for disks to decline. Pricing pressure on component suppliers was also compounded by high consumer demand for inexpensive personal computers and consumer devices. In the fourth quarter of 2002 and the first three quarters of 2003, disk prices began to stabilize, but there is no certainty that this trend will continue. These supply and demand factors and industry-wide competition could adjust again and force disk prices down, which would put pressure on our gross margin.

Because our products require a lengthy sales cycle with no assurance of high volume sales, we may expend significant financial and other resources without a return.

      With short product life cycles and the rapid technological change experienced in the disk drive industry, we must frequently qualify new products with our disk drive manufacturing customers, based on criteria such as quality, storage capacity, performance, and price. Qualifying disks for incorporation into new disk drive products requires us to work extensively with the customer and the customer’s other suppliers to meet product specifications. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with our senior management, before making a purchasing decision. Accordingly, our products typically have a lengthy sales cycle, which can range from six to twelve months or longer. During this time, we may expend substantial financial resources and management time and effort, while having no assurances that a sale will result, or that disk drive programs ultimately will result in high-volume production. To the extent we expend significant resources to qualify products without realizing sales, our operations will suffer.

If our customers cancel orders, our sales could suffer and we are generally not entitled to receive cancellation penalties to offset the loss of sales revenue.

      Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification, or rescheduling without significant penalties. As a result, if a customer cancels, modifies, or reschedules an order, we may have already made expenditures that are not recoverable, and our profitability will suffer. Furthermore, if our current customers do not continue to place orders with us or if we are unable to obtain orders from new customers, our sales and operating results will suffer.

Because we depend on a limited number of suppliers, if our suppliers experience capacity constraints or production failures, our production, operating results and growth potential could be harmed.

      We rely on a limited number of suppliers for some of the materials and equipment used in our manufacturing processes, including aluminum blanks, aluminum substrates, nickel plating solutions, polishing and texturing supplies, and sputtering target materials. For example, Kobe Steel, Ltd. is our sole supplier of aluminum blanks, a fundamental component in producing our disks. We also rely on OMG Fidelity, Inc. and Heraeus Incorporated for supplies of nickel plating solutions and sputtering target materials, respectively. The supplier base has been weakened by the poor financial condition of the industry in recent years, and some suppliers have exited the business. Our production capacity would be limited if one or more of these materials were to become unavailable or available in reduced quantities, or if we were unable to find alternative suppliers. For example, due to the significant growth in demand for our disk products in the fourth quarter of 2002, our sales were smaller during the quarter than the available market opportunity due to our inability to acquire additional aluminum substrates. If our sources of materials and supplies were limited or unavailable for a significant period of time, our production, operating results and ability to grow our business could be adversely affected.

Disk drive program life cycles are short, and disk drive programs are highly customized. If we fail to respond to our customers’ demanding requirements, we will not be able to compete effectively.

      The disk industry has experienced rapid technological change, and if we are unable to anticipate and develop products and production technologies on a timely basis, our competitive position could be harmed. In general, the life cycles of disk drive programs are short. For example, between approximately 1999 and 2002, areal density rose dramatically on an annual basis. Additionally, disks must be more customized to each disk drive program. Short program life cycles and customization have increased the risk of product obsolescence, and as a result, supply chain management, including just-in-time delivery, has become a standard industry practice. In order to sustain customer relationships and sustain profitability, we must be able to develop new products and technologies in a timely fashion that can help customers reduce their time-to-market performance, and continue to maintain operational excellence that supports high-volume manufacturing ramps and tight inventory management throughout the supply chain. Accordingly, we have invested and intend to continue to invest heavily in our research and development program. If we cannot respond to this rapidly changing environment or fail to meet our customers’ demanding product and qualification requirements, we will not be able to compete effectively. As a result, we would not be able to maximize the use of our production facilities and our profitability would be negatively impacted.

If we do not keep pace with the rapid technological change in the disk drive industry, we will not be able to compete effectively, and our operating results could suffer.

      Our products primarily serve the 3 1/2-inch disk drive market where product performance, consistent quality, price and availability are of great competitive importance. To succeed in an industry characterized by rapid technological developments, we must continuously advance our disk technology at a pace consistent with, or faster than, the pace at which our competitors are advancing their disk technology.

      Advances in disk drive technology require continually lower flying heights and higher areal density. Until recently, areal density was roughly doubling from year-to-year and even today continues to increase rapidly, requiring significant improvement in every aspect of disk design. These advances require substantial on-going process and technology development. New process technologies, including synthetic anti-ferromagnetic, or SAF and perpendicular recording media, or PMR, must support cost-effective, high-volume production of disks that meet these ever-advancing customer requirements for enhanced magnetic recording performance. We may not be able to develop and implement these technologies in a timely manner in order to compete effectively against our competitors’ products or entirely new data storage technologies. In addition, we must transfer our technology from our U.S.-based research and development center to our Malaysian manufacturing operations. If we cannot advance our process technologies or do not successfully implement those advanced technologies in our Malaysian operations, or if technologies that we have chosen not to develop prove to be viable competitive alternatives, we would not be able to compete effectively. As a result, we would lose market share and face increased price competition from other manufacturers, and our operating results would suffer.

If we fail to improve the quality of, and control contamination in, our manufacturing processes, we will lose our ability to remain competitive.

      The manufacture of our products requires a tightly-controlled, multi-stage process, and the use of high-quality materials. Efficient production of our products requires utilization of advanced manufacturing techniques and clean room facilities. Disk fabrication occurs in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent manufacturing controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of the disks in a lot to be defective. The success of our manufacturing operations depends, in part, on our ability to maintain process control and minimize such impurities in order to maximize yield of acceptable high-quality disks. Minor variations from specifications could have a disproportionately adverse impact on our manufacturing yields. If we are not able to continue to improve on our manufacturing processes or maintain stringent quality controls, or if contamination problems arise, we will not remain competitive, and our operating results would be harmed.

An industry trend towards glass-based applications could negatively impact our ability to remain competitive.

      Our finished disks are primarily manufactured from aluminum substrates, which are the primary substrate used in desktop PC and enterprise applications. Some disk manufacturers emphasize the use of glass as a basis for the manufacture of their disks to primarily serve the mobile personal computer market and certain other consumer applications. These applications are expected to achieve significant growth in the near future. To the extent glass-based applications were to achieve significant growth in the market place, we may lose market share if we were unable to move rapidly to produce glass-based disks to address the demand.

All of our manufacturing operations have been consolidated in Malaysia and our foreign operations and international sales subject us to additional risks inherent in doing business on an international level that make it more costly or difficult to conduct our business.

      As a result of our consolidation of manufacturing operations in Malaysia, technology developed at our U.S.-based research and development center must now be first implemented for high-volume production at our Malaysian facilities without the benefit of being implemented at a U.S. factory. Therefore, we rely heavily on electronic communications between our U.S. headquarters and our Malaysian facilities to transfer specifications and procedures, diagnose operational issues and meet customer requirements. If our operations in Malaysia or overseas communications are disrupted for a prolonged period for any reason, including a failure in electronic communications with our U.S. operations, the manufacture and shipment of our products would be delayed, and our results of operations would suffer.

      Furthermore, our ability to transfer funds from our Malaysian operations to the United States is subject to Malaysian rules and regulations. In 1999, the Malaysian government repealed a regulation that restricted the amount of dividends that a Malaysian company may pay to its stockholders. If not repealed, this regulation would have potentially limited our ability to transfer funds to the United States from our Malaysian operations. If similar regulations are enacted in the future, we may not be able to finance our U.S.-based research and development and/or repay our U.S. debt obligations.

      We are subject to a number of risks of conducting business outside of the United States. Our sales to customers in Asia, including the foreign subsidiaries of domestic disk drive companies, account for substantially all of our net sales. Further, while customers assemble a substantial portion of their disk drives in Asia, they subsequently sell these products throughout the world. Therefore, our high concentration of Asian sales does not accurately reflect the eventual point of consumption of the assembled disk drives. We anticipate that international sales will continue to represent the majority of our net sales, and as a result the success of our business is subject to factors affecting global markets generally.

      We are subject to these risks to a greater extent than most companies because, in addition to selling our products outside the United States, our Malaysian operations account for substantially all of our net sales. Accordingly, our operating results are subject to the risks inherent with international operations, including, but not limited to:

•	compliance with changing legal and regulatory requirements of foreign jurisdictions;

•	fluctuations in tariffs or other trade barriers;

•	foreign currency exchange rate fluctuations, since certain costs of our foreign manufacturing and marketing operations are incurred in foreign currency, including purchase of certain operating supplies and production equipment from Japanese suppliers in Yen-denominated transactions;

•	difficulties in staffing and managing foreign operations;

•	political, social and economic instability;

•	increased exposure to threats and acts of terrorism;

•	exposure to taxes in multiple jurisdictions;

•	local infrastructure problems or failures including but not limited to loss of power and water supply; and

•	transportation delays and interruptions.

If we are not able to attract and retain key personnel, our operations could be harmed.

      Our future success depends on the continued service of our executive officers, our highly-skilled research, development and engineering team, our manufacturing team and our key administrative, sales and marketing and support personnel. Acquiring talented personnel who possess the advanced skills we require has been difficult. Our bankruptcy filing and our financial performance in prior years increased the difficulty of attracting and retaining skilled engineers and other knowledgeable workers. Even though we have emerged from bankruptcy, we may have difficulty attracting and retaining key personnel. We may not be able to attract, assimilate or retain highly-qualified personnel to maintain the capabilities that are necessary to compete effectively. Further, we do not have key person life insurance on any of our key personnel. If we are unable to retain existing or hire key personnel, our business, financial condition and operating results could be harmed.

If we do not protect our patents and other intellectual property rights, our revenues could suffer.

      It is commonplace to protect technology through patents and other forms of intellectual property rights in technically sophisticated fields. In the disk and disk drive industries, companies and individuals have initiated actions against others in the industry to enforce intellectual property rights. Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we may not be able to adequately protect our technology. In addition, we may not be able to discover significant infringements of our technology or successfully enforce our rights to our technology if we discover infringing uses by others, and such infringements could have a negative impact on our ability to compete effectively. Competitors may be able to develop similar technology and also may have or may develop intellectual property rights and enforce those rights to prevent us from using such technologies, or demand royalty payments from us in return for using such technologies. Either of these events may affect our production, which could materially reduce our revenues and harm our operating results.

We may face intellectual property infringement claims that are costly to resolve, may divert our management’s attention, and may negatively impact our operations.

      We have occasionally received, and may receive in the future, communications from third parties that assert violation of intellectual property rights alleged to cover certain of our products or manufacturing processes or equipment. We evaluate on a case-by-case basis whether it would be necessary to defend against such claims or to seek licenses to the rights referred to in such communications. In certain cases, we may not be able to negotiate necessary licenses on commercially reasonable terms, or at all. Also, if we have to defend such claims, we could incur significant expenses and our management’s attention could be diverted from our core business. Further, we may not be able to anticipate claims by others that we infringe on their technology or successfully defend ourselves against such claims. Any litigation resulting from such claims could have a material adverse effect on our business and financial results.

Historical quarterly results may not accurately predict our performance due to a number of uncertainties and market factors, and as a result it is difficult to predict our future results.

      Our operating results historically have fluctuated significantly on both a quarterly and annual basis. Additionally, as a result of our emergence from bankruptcy on June 30, 2002, we are operating our business with a new capital structure and have been subject to the fresh-start reporting prescribed by generally accepted accounting principles. Our balance sheet beginning as of June 30, 2002 reflects the application of these rules. As a result, our operating results in any quarter may not reflect our future performance, particularly because our financial condition and results of operations are not comparable to those in our historical financial statements ended prior to June 30, 2002. We believe that our future operating results will continue to be subject to quarterly variations based on a wide variety of factors, including:

•	timing of significant orders, or order cancellations;

•	changes in our product mix and average selling prices;

•	modified, adjusted or rescheduled shipments;

•	availability of disks versus demand for disks;

•	the cyclical nature of the disk drive industry;

•	our ability to develop and implement new manufacturing process technologies;

•	increases in our production and engineering costs associated with initial design and production of new product programs;

•	the ability of our process equipment to meet more stringent future product requirements;

•	our ability to introduce new products that achieve cost-effective high-volume production in a timely manner, timing of product announcements, and market acceptance of new products;

•	the availability of our production capacity, and the extent to which we can use that capacity;

•	changes in our manufacturing efficiencies, in particular product yields and input costs for direct materials, operating supplies and other running costs;

•	prolonged disruptions of operations at any of our facilities for any reason;

•	changes in the cost of or limitations on availability of labor; and

•	structural changes within the disk industry, including combinations, failures, and joint venture arrangements.

      We cannot forecast with certainty the impact of these and other factors on our revenues and operating results in any future period. Our expense levels are based, in part, on expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to suffer.

Given our reliance on manufacturing facilities and suppliers in Asia, another outbreak of SARS may negatively impact our operating results.

      If there is another outbreak of severe acute respiratory syndrome (SARS) as occurred at the end of 2002 in China, Hong Kong, Singapore, and Vietnam, such an outbreak, or the fear of such an outbreak, could have a negative impact on our operations. The outbreak that occurred in 2002 had an impact on the ability of our management, sales and customer service employees to travel between the executive and research facilities in California, manufacturing operations in Malaysia, and customer sites throughout Asia. Our normal operating processes could be hindered by a number of SARS-related factors upon a future extended occurrence, including, but not limited to:

•	disruptions in our manufacturing facilities in Malaysia;

•	disruptions at our third-party suppliers located in China or other affected countries;

•	disruptions in our customers’ operations in Singapore, Malaysia or other affected countries;

•	reduced travel between our U.S.-based research and development facility and our Malaysian manufacturing locations; and

•	reduced travel between ourselves, customers, and suppliers.

      Because of our reliance on our Malaysian manufacturing facilities and significant distribution to customers in Asia, if another outbreak occurs or spreads to other areas, our sales and operating results could be harmed.

If we make unprofitable acquisitions or are unable to successfully integrate future acquisitions, our business could suffer.

      We have in the past and from time to time in the future may acquire businesses, products or technologies that we believe complement or expand our existing business. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies, especially given the specialized nature of our technology;

•	diversion of management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	initial dependence on unfamiliar supply chains or relatively small supply partners; and

•	the potential loss of key employees of the acquired companies.

      Acquisitions may also cause us to:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	assume liabilities;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; or

•	become subject to litigation.

      For example, in 2000, we acquired HMT Technology Corporation, another disk manufacturer. As a result of the acquisition of HMT Technology Corporation, we acquired debt liabilities, real property and manufacturing facilities and incurred significant transaction costs related to the acquisition that raised our ongoing operational expenses and fixed costs. We were unable to utilize our increased capacity and generate sufficient revenues to cover the increased costs and have since sold a majority of all unused facilities.

      Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that any future acquisitions by us will be successful and will not materially adversely affect our business, operating results or financial condition. The failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even if an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to products or the integration of the company into our company.

The nature of our operations makes us susceptible to material environmental liabilities, which could result in significant compliance and clean-up expenses and adversely affect our financial condition.

      We are subject to a variety of federal, state, local, and foreign regulations relating to:

•	the use, storage, discharge, and disposal of hazardous materials used during our manufacturing process;

•	the treatment of water used in our manufacturing process; and

•	air quality management.

      We are required to obtain necessary permits for expanding our facilities. We must also comply with new regulations on our existing operations, which may result in significant costs. Public attention has increasingly been focused on the environmental impact of manufacturing operations that use hazardous materials. If we fail to comply with environmental regulations or fail to obtain the necessary permits:

•	we could be subject to significant penalties;

•	our ability to expand or operate in California or Malaysia could be restricted;

•	our ability to establish additional operations in other locations could be restricted; or

•	we could be required to obtain costly equipment or incur significant expenses to comply with environmental regulations.

      Furthermore, our manufacturing processes rely on the use of hazardous materials and any accidental hazardous discharge could result in significant liability and clean-up expenses, which could harm our business, financial condition, and results of operations.

Earthquakes or other natural or man-made disasters could disrupt our operations.

      Our U.S. facilities are located in San Jose, California. In addition, Kobe and other Japanese suppliers of our key manufacturing supplies and sputtering machines are located in areas with seismic activity. Our Malaysian operations have been subject to temporary production interruptions due to localized flooding, disruptions in the delivery of electrical power, and, on one occasion in 1997, by smoke generated by large, widespread fires in Indonesia. If any natural or man-made disasters do occur, operations could be disrupted for prolonged periods, and our business would suffer.

Anti-takeover provisions in our certificate of incorporation could discourage potential acquisition proposals or delay or prevent a change of control.

      We have protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover is in our best interests and that of our stockholders. Our certificate of incorporation provides that we have three classes of directors. As a result, a person could not take control of the board until the third annual meeting after the closing of the merger, since a majority of our directors will not stand for election until that third annual meeting. This provision could discourage potential acquisition proposals and could delay or prevent a change in control of the company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock. These provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

Risks Related to the Notes and the Common Stock

We continue to be leveraged and our debt service requirements will continue to make us vulnerable to economic downturns and impose restrictions on our operations.

      Our total long-term debt and short-term debt was $116.0 million as of December 28, 2003, of which approximately $115.2 million consists of the outstanding amount due under the Senior Notes. We expect to redeem all of the outstanding Senior Notes with the proceeds of this offering and our concurrent common stock offering of 3,000,000 shares of our common stock (3,525,000 shares if the underwriters’ option to purchase additional shares is exercised in full). Even if we redeem all of the outstanding Senior Notes using the proceeds of this offering and our concurrent common stock offering, we will still have debt service obligations under the notes to be issued pursuant to this prospectus. As a result, we may be required to use a substantial portion of our cash flow from operations to meet our obligations on the notes, thereby reducing the availability of cash flow to fund our business. Debt service obligations resulting from outstanding debt remaining after this offering, to the extent our outstanding debt is not fully refinanced, and debt service obligations arising from the offering of the notes could limit our flexibility in planning for or reacting to changes in our industry, and could limit our ability to borrow more money for operations and implement our business strategy in the future. In addition, our leverage may restrict our ability to obtain additional financing in the future. We will continue to be more leveraged than some of our competitors, which may place us at a competitive disadvantage because our interest and debt repayment requirements makes us more susceptible to downturns in our business. To the extent we do not refinance in full our outstanding debt obligations under the Senior Notes from the proceeds of this offering and the concurrent common stock offering, the debt covenants under the Senior Notes will continue to impose operating and financial restrictions on us. These covenants under the Senior Notes could adversely affect our ability to finance future operations, potential acquisitions or capital needs or to engage in other business activities that may be in our interest. In addition, if we cannot achieve the financial results necessary to maintain compliance with these covenants, we could be declared in default and be required to sell or liquidate our assets to repay outstanding debt.

Because of our debt obligations, in the event of a dissolution, equity holders would be unlikely to receive distributions.

      We currently intend to repay all of our Senior Notes and terminate our Exit Facility that we entered into on June 30, 2002, with the proceeds of this offering and our concurrent common stock offering. We have no balance outstanding under the Exit Facility and only limited ability to make a draw under the Exit Facility at this time. To the extent we do not refinance in full our Senior Notes from the proceeds of this offering and our concurrent common stock offering and terminate the Exit Facility, our cash pay and paid-in-kind Senior Notes will continue to be subordinated in right of payment to the Exit Facility. As a result of such subordination, in the event of an acceleration of our debt for any reason, including our liquidation or insolvency, or a payment or covenant default, our assets will be available to pay obligations on the Senior Notes and the notes issued pursuant to this prospectus only after the Exit Facility is paid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the Senior Notes and the new convertible subordinated notes. In the event of liquidation or insolvency, holders of equity securities would receive a distribution only after payment in full to each of the Exit Facility, Senior Notes and the new notes and other creditors, and there may be no proceeds to distribute to equity holders at such time.

Our holding company structure makes us dependent on cash flow from our subsidiaries to meet our obligations.

      Most of our operations are conducted through, and most of our assets are held by, our subsidiaries. Therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the Senior Notes (to the extent the Senior Notes are not fully refinanced) or the notes offered pursuant to this prospectus, or to make any funds available therefor, whether by dividends, loans or other payments. Our subsidiaries have not guaranteed the payment of the Senior Notes or the new convertible subordinated notes. The covenants in the Senior Notes require that we hold no more than $12.0 million in cash outside of the United States. Except to the extent we may ourself be a creditor with recognized claims against our subsidiaries, subject to any limitations contained in our other debt agreements, all claims of creditors and holders of preferred stock, if any, of our subsidiaries will have priority with respect to the assets of such subsidiaries over the claims of our creditors, including holders of the Senior Notes or the lenders under the Exit Facility.

The assets of our subsidiaries may not be available to make payments on our debt obligations.

      Neither the Senior Notes (to the extent the Senior Notes are not fully refinanced), nor the notes to be offered pursuant to this prospectus, are guaranteed by our subsidiaries, and payments on the Senior Notes and these convertible subordinated notes are required to be made only by us. We may not have direct access to the assets of our subsidiaries unless these assets are transferred by dividend or otherwise to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under other agreements to which we are a party under applicable law.

We may incur additional indebtedness ranking equal to the notes.

      The indenture governing the notes does not contain any financial or operating covenants that would prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, pledging assets to secure such indebtedness and liabilities, paying dividends, or issuing securities or repurchasing securities issued by us or any of our subsidiaries. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure the indebtedness could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we may incur additional indebtedness in the future.

      If we incur additional indebtedness that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds in connection with any insolvency, liquidation, reorganization or other winding-up of us paid to you as a holder of the notes.

The notes are subordinated to our senior indebtedness and existing and future liabilities of our subsidiaries.

      The notes will be unsecured obligations of Komag and will be subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. As of December 28, 2003, we had approximately $116.0 million of senior indebtedness outstanding. After giving effect to the redemption of our Senior Notes in full from the proceeds of this offering and the redemption of the Junior Notes in full on December 2, 2003, we will have approximately $0.9 million of senior indebtedness outstanding.

      Additionally, our subsidiaries are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. At December 28, 2003, the aggregate liabilities of our subsidiaries, excluding intercompany obligations, was approximately $44.3 million. Our subsidiaries may incur substantial additional liabilities in the future, unrestricted by the terms of the indenture governing the notes.

Restrictions imposed by instruments governing our indebtedness may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

      We may not be able to redeem all of the outstanding principal amount of the Senior Notes in the event that we are unable to complete both the note offering and the concurrent stock offering. The indenture governing our outstanding Senior Notes imposed, and the terms of any future debt may impose, operating and other restrictions on us. In addition, the indenture for the Senior Notes also limits, among other things, our ability to:

•	pay dividends or make distributions in respect of our capital stock;

•	purchase or acquire capital stock;

•	make investments;

•	sell assets;

•	enter into transactions with affiliates;

•	incur debt; and

•	create liens.

      A breach of any of the restrictive covenants described above could result in a default under our debt instruments. If a default occurs, the holders of our outstanding Senior Notes may elect to declare all of our outstanding obligations, together with accrued interest and other fees, to be immediately due and payable. If our outstanding indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that debt and any future indebtedness.

We may be unable to repay or repurchase the notes or our other indebtedness.

      At maturity, the entire outstanding principal amount of the notes will become due and payable. You may also require us to repurchase the notes for cash on February 1, 2011, 2014 and 2019. In addition, if a fundamental change, as defined under “Description of Notes — Purchase of the Notes at a Holder’s Option Upon a Fundamental Change,” occurs, you may require us to repurchase all or a portion of your notes in cash. We may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount due at maturity or the repurchase price of the notes. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our repayment or repurchase of the notes. If we are prohibited from repaying or repurchasing the notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we will be unable to repay or repurchase the notes.

The conditional conversion feature of the notes could result in you receiving less than the value of the shares into which a note is convertible.

      The notes are convertible into the shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares into which the notes would otherwise be convertible.

Conversion of the notes will dilute the ownership interest of existing stockholders.

      The conversion of notes into shares of our common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants due to this dilution or to facilitate trading strategies involving notes and common stock.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

      Holders of the notes are entitled to convert the notes into our common stock if (1) the sale price of our common stock exceeds a specified threshold, (2) the trading price of the notes falls below a specified threshold prior to February 1, 2019, (3) the notes have been called for redemption and (4) specified corporate transactions occur. Until one of these contingencies is met, the shares underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should a contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our common stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our fully diluted earnings per share.

A market may not develop for the notes.

      Prior to the offering there has been no trading market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the underwriters will be subject to the limits imposed by applicable securities laws. As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. In addition, we are not certain of the liquidity of any market that may develop, the ability of holders to sell their notes or the price at which holders would be able to sell their notes. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

The price of the shares, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares issuable upon conversion of the notes when desired or at attractive prices.

      Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on the Nasdaq National Market System under the symbol “KOMG.” On January 22, 2004, the last reported sale price of our common stock on the Nasdaq National Market System was $20.99 per share. The initial conversion price of the notes is $26.40 per share of common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes. There could be quarters in which we experience shortfalls in revenue and/or earnings from levels expected by securities analysts and investors, which could have an immediate and significant adverse effect on the trading price of our securities, including our common stock and the notes.

      In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

      Sales of substantial amounts of shares of our stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

The notes may not be rated or may receive a lower rating than anticipated.

      We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors” contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

								Pro Forma(5)

					Six Months	Six Months	Nine Months	Six Months	Nine Months
	Fiscal Year Ended				Ended	Ended	Ended	Ended	Ended

	1998	1999	2000	2001	June 30, 2002	Dec 29, 2002	Sep 28, 2003	Dec 29, 2002	Sep 28, 2003

Income (loss) before income taxes, minority interest, equity in net loss of unconsolidated company and cumulative effect of change in accounting principle(3)	$(337,474)	$(307,667)	$(75,794)	$(301,886)	$363,017	$(40,651)	$18,990	$(40,651)	$18,990
Fixed charges(1)(4)	21,381	25,959	46,913	156,935	564	7,048	10,813	4,423	6,876
Total earnings (losses) and fixed charges(3)	$(337,474)	$(307,667)	$(75,794)	$(301,886)	$363,581	$(40,651)	$29,803	$(40,651)	$25,866
Fixed charges(1)(4)	21,381	25,959	46,913	156,935	564	7,048	10,813	4,423	6,876
Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A	645:1	N/A	2.8:1	N/A	3.8:1

(1)	Fixed charges consist of interest expense incurred, amortization of loan fees and the portion of rental expense under operating expense deemed by us to be representative of the interest factor.

(2)	Earnings were inadequate to cover fixed charges for fiscal 1998, 1999, 2000, 2001, and the six months ended December 29, 2002, by approximately $337.5 million, $307.7 million, $75.8 million, $301.9 million, and $40.7 million, respectively.

(3)	Total earnings and fixed charges for the six months ended June 30, 2002 included a gain on the extinguishment of debt and other liabilities subject to compromise, and the revaluation of assets and liabilities of $396.4 million to their fair values in connection with the adoption of fresh-start reporting.

(4)	In accordance with SOP 90-7, we did not record interest expense on our outstanding debt during the chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.

(5)	The pro forma calculations give effect to the application of the assumed proceeds of $70.0 million related to the issuance of our new 2.0% convertible subordinated notes to repay a portion of the $115.2 million of our existing debt at an average interest rate of 9.5%. Earnings were inadequate to cover fixed charges for the pro forma calculation for the six months ended December 29, 2002 by approximately $40.7 million.

USE OF PROCEEDS

      The net proceeds from the sale of notes that we are offering will be approximately $67.4 million (and approximately $77.6 million assuming the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated cash offering costs payable by us.

      We expect to use the net proceeds from this offering and any proceeds from our concurrent equity offering to redeem our outstanding Senior Notes, of which there were approximately $115.2 million outstanding as of December 28, 2003. As of December 28, 2003, the Senior Notes had a cash-pay portion of $63.2 million and a paid-in-kind portion of $52.0 million. The cash-pay portion of the Senior Notes: (i) is due on June 30, 2007; (ii) is payable in quarterly installments over a four-year period on a straight-line basis beginning on July 15, 2003; and (iii) pays interest monthly in arrears in cash, and bears interest at the greater of 8% per annum and a rate per annum equal to the prime rate of interest (which was 4.0% at December 28, 2003) plus three hundred basis points. The paid-in-kind portion of the Senior Notes: (i) is due on June 30, 2007; and (ii) pays interest in-kind monthly in arrears, and bears interest at a rate of 12% per annum.

      We intend to use the remaining proceeds for general corporate purposes, including working capital and capital expenditures. We may also use a portion of any remaining net proceeds to acquire other technologies or businesses when the opportunity arises. However, we currently have no commitments or agreements other than a potential acquisition of a substrate manufacturing facility in Malaysia from Trace Storage Technology Corporation, which we expect will close in the first quarter of 2004 if all conditions to closing are satisfied, and which we intend to pay with our current cash on hand, regardless of whether or not this offering and the concurrent common stock offering are completed. Pending such other uses, the net proceeds from this offering will be invested in investment grade, interest-bearing instruments.

PRICE RANGE OF OUR COMMON STOCK

      On June 30, 2002, we emerged from chapter 11 bankruptcy and all of the outstanding shares of our common stock were cancelled as required under the approved plan of reorganization. On that date, we issued new shares of our common stock. During the period from July 1, 2002 to July 9, 2002, our new common stock was not traded. Beginning on July 10, 2002, the new shares of our common stock began trading on the OTC Bulletin Board under the symbol KOMGQ and on February 25, 2003 began trading on the Nasdaq National Market under the symbol KOMG.

      The following table sets forth for the periods indicated the high and low closing sale prices for our new common stock, as reported by OTC Bulletin Board from July 10, 2002 through February 24, 2003 and the Nasdaq National Market from February 25, 2003.

Six Months Ended December 29, 2002	High	Low

Third Quarter (beginning July 10)	$5.00	$2.30
Fourth Quarter	4.62	2.50

Year Ending December 28, 2003	High	Low

First Quarter (through February 24)	$5.90	$4.33
First Quarter (February 25 through March 30)	7.50	6.09
Second Quarter	11.99	7.15
Third Quarter	18.00	11.49
Fourth Quarter	20.93	13.50

Year Ending January 2, 2005	High	Low

First Quarter (through January 22)	$24.00	$14.61

      As of January 20, 2004 there were 23,851,118 shares of our common stock outstanding held by 70 holders.

DIVIDEND POLICY

      Since our inception, we have neither declared nor paid any dividends on our shares of common stock. We anticipate that we will retain future earnings, if any, in order to repay debt and for general corporate purposes. In addition, our debt agreements contain covenants that restrict the payment of cash dividends.

CAPITALIZATION

      The following table presents our cash and cash equivalents, current portion of long-term debt and capitalization as of September 28, 2003 on an actual basis; on an as adjusted basis to reflect $24.0 million net proceeds received from the sale of idle buildings and land, giving effect to the application of these proceeds and approximately $1.2 million of cash to repay a portion of our Senior Notes on October 21, 2003 and our Junior Notes in full on December 2, 2003; and on an as adjusted further basis to reflect the sale of the notes offered by us in this offering after deducting the estimated underwriting discounts and commissions and estimated offering costs and to reflect the issuance of our shares of common stock in the concurrent offering, giving effect to the application of the net proceeds. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this prospectus.

	September 28, 2003

		As	As Adjusted
	Actual	Adjusted(1)	Further(2)

	(dollars in thousands)
Cash and cash equivalents	$47,660	$46,419	$56,585

Current portion of long-term debt
Senior secured notes (cash pay portion)	$20,078	$15,059	$—
Other notes	164	164	164

Total current portion of long-term debt	$20,242	$15,223	$164

Long-term debt
Senior secured notes (cash pay portion)	$60,234	$48,134	$—
Senior secured notes (paid-in-kind)	50,470	50,470	—
Junior secured notes (paid-in-kind)	8,122	—	—
Convertible subordinated notes	—	—	70,000
Other notes	773	773	773

Total long-term debt	$119,599	$99,377	$70,773

Stockholders’ equity
Common stock, $0.01 par value; authorized 50,000,000 shares; issued and outstanding 23,851,118 shares, as adjusted further 26,851,118 shares	$237	$237	$267
Additional paid-in capital	172,282	172,282	228,717
Deferred stock-based compensation	(514)	(514)	(514)
Accumulated deficit	(22,322)	(21,322)	(21,322)

Total stockholders’ equity	$149,683	$150,683	$207,148

Total capitalization	$269,282	$250,060	$277,921

(1)	In the fourth quarter of 2003, we completed the sale of our idle Fremont, California land and buildings. The land and buildings were acquired through our merger with HMT Technology Corporation in October 2000 and had been idle and held for sale since 2001. The net proceeds from the sale of the land and buildings were approximately $24.0 million resulting in a gain of approximately $1.0 million. The sale was recorded in the fourth quarter of 2003. On October 21, 2003, we used 50% of the net proceeds, $12.1 million, to pay down our debt as required under the terms of our Senior Notes Indenture, which Senior Notes are due in 2007. Additionally, we made a required principal payment of $5.0 million on the Senior Notes on October 15, 2003. Further, we received consent from a majority of the holders of the Senior Notes and the lender under the Exit Facility to redeem in full the Junior Notes for approximately

$8.2 million and called for their redemption on October 30, 2003. The Junior Notes were redeemed on December 2, 2003.

(2)	Reflects the adjustments reflected in (1) above; the issuance of $70.0 million aggregate principal amount of our 2.0% convertible notes due February 1, 2024; and the sale of 3,000,000 shares of common stock offered by us in our concurrent common stock offering at a public offering price of $20.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering costs, giving effect to the application of the net proceeds. Consummation of this offering of notes is not contingent upon consummation of the concurrent offering of shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data for the three months ended September 29, 2002, December 29, 2002, March 30, 2003, June 29, 2003 and September 28, 2003. The following data is derived from our unaudited condensed consolidated financial statements and should be read in conjunction with these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and should not be considered indicative of results expected for the full fiscal years. The summary consolidated balance sheet data is presented on an actual basis; on an as adjusted basis to reflect $24.0 million net proceeds received from the sale of idle buildings and land, giving effect to the application of these proceeds and approximately $1.2 million of cash to repay a portion of our Senior Notes on October 21, 2003 and our Junior Notes in full on December 2, 2003; and on an as adjusted further basis to reflect the sale of notes offered by us in this offering after deducting the estimated underwriting discounts and commissions and estimated offering costs and to reflect the issuance of our shares of common stock in the concurrent offering, giving effect to the application of the net proceeds. We have also included a table that sets forth our ratio of earnings to fixed charges for the fiscal years ended 1998, 1999, 2000, 2001 and the six months ended June 30, 2002 and December 29, 2002, and the nine months ended September 28, 2003. The following table also includes pro forma calculations for the six months ended December 29, 2002 and the nine months ended September 28, 2003. The pro forma calculations set forth below should be read in conjunction with the financial consolidated statements incorporated by reference in this prospectus.

	Three Months Ended

	Sep 29, 2002		Dec 29, 2002		Mar 30, 2003	June 29, 2003	Sep 28, 2003

	(dollars in thousands except per share data)
Consolidated Statement of Operations Data
Net sales	$70,241		$104,508		$105,515	$105,347	$109,199
Cost of sales	62,853		80,156		82,739	82,511	83,840

Gross profit	7,388		24,352		22,776	22,836	25,359
Research, development, and engineering expense	8,708		9,692		9,909	10,402	10,778
Selling, general, and administrative expense	4,235		5,248		4,562	4,038	4,717
Gain on disposal of assets	(70)		(1,240)		(861)	(217)	(792)
Restructuring/impairment charges	740	(1)	34,023	(3)	—	—	—
In-process research and development expense	6,784		—		—	—	—

Operating income (loss)	(13,009)		(23,371)		9,166	8,613	10,656
Interest income	(66)		(66)		(108)	(132)	(103)
Interest expense	3,226		3,327		3,385	3,359	3,351
Other income, net	(2,068	)(2)	(82)		(196)	(28)	(83)
Provision for (benefit from) income taxes	304		964		1,031	814	(2,452	)(4)

Net income (loss)	$(14,405)		$(27,514)		$5,054	$4,600	$9,943

Basic net income (loss) per share	$(0.63)		$(1.20)		$0.22	$0.20	$0.42

Diluted net income (loss) per share	$(0.63	)(1)(2)	$(1.20	)(3)	$0.21	$0.19	$0.40	(4)

Number of shares used in basic per share computation	22,826		22,853		23,297	23,344	23,558

Number of shares used in diluted per share computation	22,826		22,853		23,934	24,304	24,860

(1)	Restructuring/impairment charges of $0.7 million for the three months ended September 29, 2002 related to chapter 11 bankruptcy and Exit Facility professional fees.
(2)	Other income, net includes a property tax refund of $2.2 million.
(3)	Restructuring/impairment charges for the three months ended December 29, 2002 include chapter 11 bankruptcy professional fees of $0.1 million and a goodwill impairment charge of $33.9 million.
(4)	Provision for (benefit from) income taxes includes an income tax benefit of $2.5 million related to withholding taxes previously accrued which are no longer payable as a result of a tax exemption.

	Three Months Ended

	Sep 29, 2002	Dec 29, 2002	Mar 30, 2003	June 29, 2003	Sep 28, 2003

	(dollars in thousands)
Other Financial Data
Percentage of net sales:
Gross profit	11%	23%	22%	22%	23%
Operating income (loss)	(19)	(22)	9	8	10
Net income (loss)	(21)	(26)	5	4	9
Selected financial data:
Depreciation and amortization on property, plant and equipment	$12,729	$11,385	$10,590	$10,123	$9,285
Amortization of intangibles	926	923	933	937	939
Capital expenditures	3,033	4,005	4,005	5,802	4,848

	As of Sep 28, 2003

		As	As Adjusted
	Actual	Adjusted(1)	Further(2)

		(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$47,660	$46,419	$56,585
Net property, plant and equipment, and land and buildings held for sale	205,611	182,011	182,011
Total assets	345,919	321,078	333,880
Current portion of long-term debt	20,242	15,223	164
Long-term debt (less current portion)	119,599	99,377	70,773
Stockholders’ equity	149,683	150,683	207,148

(1)	In the fourth quarter of 2003, we completed the sale of our idle Fremont, California land and buildings. The land and buildings were acquired through our merger with HMT Technology Corporation in October 2000 and had been idle and held for sale since 2001. The net proceeds from the sale of the land and buildings were approximately $24.0 million resulting in a gain of approximately $1.0 million. The sale was recorded in the fourth quarter of 2003. On October 21, 2003, we used 50% of the net proceeds, $12.1 million, to pay down our debt as required under the terms of our Senior Notes Indenture, which Senior Notes are due in 2007. Additionally, we made a required principal payment of $5.0 million on the Senior Notes on October 15, 2003. Further, we received consent from a majority of the holders of the Senior Notes and the lender under the Exit Facility to redeem in full the Junior Notes for approximately $8.2 million and called for their redemption on October 30, 2003. The Junior Notes were redeemed on December 2, 2003.

(2)	Reflects the adjustments described in (1) above; the issuance of $70.0 million aggregate principal amount of our 2.0% convertible notes due February 1, 2024; and the sale of 3,000,000 shares of common stock offered by us in our concurrent common stock offering at a public offering price of $20.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering costs, giving effect to the application of the net proceeds. Consummation of this notes offering is not contingent upon consummation of the concurrent offering of shares of our common stock.

      The following table sets forth our selected consolidated financial data and other operating information for the four fiscal years and the first six months prior to our emergence from bankruptcy (the Predecessor Company), and the six months after emergence from bankruptcy on June 30, 2002 (the Successor Company). The financial data and operating information is derived from our consolidated financial statements, and should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference in this prospectus. We declared no cash dividends during the five-year period. The values in the table below are in thousands, except per share amounts.

	Successor	Predecessor	Predecessor Company
	Company	Company

	Six Months	Six Months	Fiscal Year Ended
	Ended	Ended
Consolidated Statements of Operations Data	Dec 29, 2002	June 30, 2002	2001	2000	1999	1998
Net sales	$174,749	$111,955	$282,613	$358,463	$331,946	$328,883
Gross profit (loss)	31,740	5,167	(2,456)	34,988	(22,709)	(62,752)
Restructuring/impairment charges(1)(3)(5)(7)(8)(9)	34,763	4,318	57,430	5,293	187,965	187,768
Operating loss(1)(3)(5)(7)(8)(9)	(37,690)	(29,812)	(146,442)	(38,295)	(291,089)	(331,919)
Interest expense(6)(10)	6,553	—	155,192	45,428	23,319	19,212
Other income, net(2)	3,460	399,147	4,286	3,844	1,552	4,853
Reorganization costs, net	—	6,511	6,066	—	—	—
Income (loss) before cumulative effect of change in accounting principle(1)(2)(3)(5)(6)(7)(8)(9)	(41,919)	359,924	(296,395)	(68,058)	(283,049)	(366,336)
Cumulative effect of change in accounting principle(4)	—	(47,509)	—	—	—	—
Net income (loss)(1)(2)(3)(4)(5)(6)(7)(8)(9)	$(41,919)	$312,415	$(296,395)	$(68,058)	$(283,049)	$(366,336)
Basic and diluted net loss per share(11)	$(1.84)

		Predecessor Company
	Successor
	Company
		As of the Fiscal Year Ended
	As of
Consolidated Balance Sheet Data	Dec 29, 2002	2001	2000	1999	1998
Net property, plant and equipment, and land and buildings held for sale	$221,014	$256,856	$354,873	$313,455	$470,017
Total assets	317,200	407,850	633,061	475,871	694,095
Current portion of long-term debt	10,229	—	216,740	260,000	260,000
Long-term debt (less current portion)	129,923	—	137,545	22,891	—
Liabilities subject to compromise	—	516,173	—	—	—
Stockholders’ equity (deficit)	$127,960	$(144,939)	$151,861	$78,713	$323,807

(1)	Results of operations for the six months ended December 29, 2002 included a $33.9 million impairment charge related to the write-off of all remaining goodwill, in accordance with FAS 142.

(2)	Results of operations for the six months ended June 30, 2002, included other income of $379.0 million associated with the extinguishment of liabilities subject to compromise as of June 30, 2002, and other income of $17.3 million to revalue our assets and liabilities at June 30, 2002, to fair value as prescribed by fresh-start reporting under SOP 90-7.

(3)	Results of operations for the six months ended June 30, 2002, included a $4.3 million restructuring/impairment charge in connection with the shutdown of our research and development facility in Santa Rosa, California.

(4)	Results of operations for the six months ended June 30, 2002, included a $47.5 million transitional impairment loss under SFAS 142. The loss was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

(5)	Results of operations for 2001 included a $45.8 million impairment charge related to the write-down of land and buildings held for sale, a $4.4 million impairment charge related to manufacturing equipment no longer in service, and restructuring charges of $7.2 million primarily related to lease obligations on equipment no longer in service and additional facility closure costs.

(6)	Results of operations for 2001 included a $99.1 million interest expense charge related to accretion to bring the subordinated convertible notes up to their full face value of $230.0 million.

(7)	Results of operations for 2000 included a net $5.3 million restructuring charge, including an $8.0 million charge in connection with the ceasing of our Santa Rosa manufacturing operations, plus a net $2.7 million reversal of charges previously accrued for restructurings we undertook in 1997, 1998, and 1999.

(8)	Results of operations for 1999 included $143.7 million in restructuring charges and a $44.3 million impairment charge. The restructuring charges related primarily to the closing of our U.S. manufacturing operations. The impairment charge related to the write-down of goodwill which originated from the acquisition of Western Digital Corporation’s media operation.

(9)	Results of operations for 1998 included a $187.8 million restructuring charge that primarily related to an asset impairment charge of $175.0 million. Based on analysis of our production capacity and our expectations of the media market over the remaining life of our fixed assets, we concluded that we would not be able to recover the book value of those assets.

(10)	In accordance with SOP 90-7, we did not record interest expense on our outstanding debt during the chapter 11 proceedings from August 24, 2001, through June 30, 2002.

(11)	Earnings per share of the Predecessor Company are not presented as the amounts are not meaningful.

      The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

Pro Forma(1)

					Six Months	Six Months	Nine Months	Six Months	Nine Months
	Fiscal Year Ended				Ended	Ended	Ended	Ended	Ended

	1998	1999	2000	2001	June 30, 2002	Dec 29, 2002	Sep 28, 2003	Dec 29, 2002	Sep 28, 2003

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A	645:1	N/A	2.8:1	N/A	3.8:1

(1)	The pro forma calculations give effect to the application of the assumed proceeds of $70.0 million related to the issuance of our new 2.0% convertible subordinated notes to repay a portion of the $115.2 million of our existing debt at an average interest rate of 9.5%. Earnings were inadequate to cover fixed charges for the pro forma calculation for the six months ended December 29, 2002 by approximately $40.7 million.

(2)	Earnings were inadequate to cover fixed charges for fiscal 1998, 1999, 2000, 2001, and the six months ended December 29, 2002, by approximately $337.5 million, $307.7 million, $75.8 million, $301.9 million, and $40.7 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this prospectus and incorporated by reference. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

      Our net sales are driven by the level of demand for disks by disk drive manufacturers and the average selling prices of our disks. Demand for our disks is dependent on unit growth in the disk drive market, the growth of storage capacity in disk drives, which affects the number of disks needed per drive, and the number of disks our customers purchase from external suppliers. Average selling prices are dependent on overall supply and demand for disks and our product mix.

      Our business is capital-intensive and is characterized by high fixed costs, making it imperative that we sell disks in high volume. Our contribution margin per disk sold varies with changes in selling price, input material costs and production yield. As demand for our disks increases, our total contribution margin increases, improving our financial results because we do not have to increase our fixed cost structure in proportion to increases in demand and resultant capacity utilization. Conversely, our financial results would deteriorate rapidly if the disk market were to worsen and our production volume were to decrease.

      Adverse conditions in the disk market, which began in mid-1997, impacted our business through the first half of 2002. Disk drive demand grew rapidly during the mid-1990s, and industry forecasts were for continued strong growth. In 1996, along with many of our competitors including both independent disk manufacturers and captive disk manufacturers owned by vertically integrated disk drive companies, we committed to expansion programs that substantially increased disk-manufacturing capacity by the end of 1997. Our expansion was principally financed with debt. In 1997, the rate of growth in demand for disk drives fell. Further, technology advances provided by magneto-resistive recording heads allowed the disk drive manufacturers to use fewer heads and disks to achieve desired drive capacity, reducing demand for disks.

      Due to excess capacity in the industry, weakening demand for disks and pricing pressures, we began to focus on consolidating our U.S.-based manufacturing operations into Malaysia from 1999 through 2001. After all operations were consolidated into Malaysia, we continued to focus on fully utilizing the capacity in our Malaysian operations.

      Even though we were able to lower costs as a result of consolidating manufacturing in Malaysia, we continued to service a large debt balance incurred during our expansion, which became due in June 2001. As a result, in August 2001, after defaulting on our debt obligations, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code, or chapter 11. Our plan of reorganization was confirmed by the bankruptcy court on May 9, 2002. In accordance with SOP 90-7, we adopted fresh-start reporting and reflected the effects of the adoption in the consolidated financial statements for the period ended June 30, 2002. The plan became effective and we emerged from chapter 11 on June 30, 2002.

      While operating under chapter 11, we expanded our customer base and continued to invest heavily in research and development to maintain our technological leadership. We believe that we emerged from bankruptcy with a more competitive capital structure. Additionally, the shift of high-volume production to our cost-advantaged Malaysian manufacturing plants has improved our overall cost structure, resulting in lower unit production costs. Our headquarters located in San Jose, California is focused solely on activities related to research, process development, and product prototyping. Our selling, general, and administrative functions also remain in California.

Quarterly Results of Operations

      The following discussion is presented on our most recent five quarters from the third quarter of 2002 through the third quarter of 2003, all of which are results of operations for the successor company after emergence from chapter 11.

Net Sales

      Consolidated net sales increased to $109.2 million in the third quarter of 2003, from $105.3 million, $105.5 million, $104.5 million and $70.2 million in the previous four quarters. We emerged from bankruptcy on June 30, 2002. In the third quarter of 2002, we began to regain our market share and net sales totaled $70.2 million. The substantial increases in net sales in the subsequent quarters were attributable primarily to increasing sales of finished disks, combined with a generally improving finished unit average selling price and increasing other disk sales. Other disk sales are comprised of plated polished aluminum substrates, textured substrates and single-sided disks.

      Finished disk shipments were 17.5 million units in the third quarter of 2003 compared to 16.3 million, 16.7 million, 17.7 million and 12.3 million units in the previous four quarters. The overall increase in finished unit shipments from the third quarter of 2002 to the third quarter of 2003 primarily reflected market share gains resulting from our emergence from bankruptcy, our early qualification on new advanced programs with our customers, and an overall improvement in market conditions. Further, the finished disk shipment trend from the fourth quarter of 2002 through the third quarter of 2003 reflects a seasonal pattern consistent with the disk drive industry. Traditionally, sales in the disk industry exhibit a seasonal pattern with the strongest sales occurring in the fourth quarter of the calendar year. The finished unit average selling price was $5.64 in the third quarter of 2003 compared to $5.67, $5.57, $5.49 and $5.43 in the previous four quarters. With the overall improvements in market conditions, supply and demand for disks have become better balanced during the five-quarter period, leading to a more stable pricing environment.

      Other disk sales in the third quarter of 2003 were $10.1 million, compared to $13.7 million, $12.4 million, $7.5 million and $3.5 million in the previous four quarters. The decrease in other disks sales in the third quarter of 2003 reflected lower sales of textured aluminum substrates to one of our customers who purchased more finished disks from us.

      Our sales are concentrated among a few customers. For the quarter ended September 28, 2003, our largest customers included HGST, Maxtor and Western Digital, which according to IDC together represent approximately 56% of global disk drive sales in the second quarter of 2003. In order to expand our market penetration and further diversify our customer base, we recently began production for a new major disk drive customer. We continue to actively target additional high-volume disk drive manufacturers and believe that our technology leadership, broad range of products and competitive pricing will enable us to further diversify our customer mix.

      The following table reflects the percentage of our net sales by major customer for our last five quarters:

	Three Months Ended

Customer	Sep 29, 2002	Dec 29, 2002	Mar 30, 2003	June 29, 2003	Sep 28, 2003

Western Digital	64%	56%	48%	39%	36%
Maxtor	29%	32%	35%	38%	36%
IBM	5%	8%	9%	12%	N/M
HGST	—	—	7%	11%	25%

N/M = Not Meaningful.

      In late 2002, IBM entered into a joint venture with Hitachi. The joint venture, named Hitachi Global Storage Technologies, or HGST, includes Hitachi’s and IBM’s disk drive operations and a portion of IBM’s thin-film media operations. Accordingly, the absence of sales data in the chart above with respect to IBM in the three months ended September 28, 2003 reflects the fact that the sales that would have been made to IBM are now being made to HGST.

      Sales of 60 GB and 80 GB disks for the desktop market increased to 52% of finished disks net sales in the third quarter of 2003, compared to 50%, 45%, 40% and 27% in the previous four quarters. The increase was the result of the continued customer transition to higher storage density disks. During the five-quarter period, we also began shipments to the high-end server (enterprise) market. Sales of these high-end server class disks totaled 7% of net sales in the third quarter of 2003. The remaining finished disk net sales were primarily 40 GB disks for the desktop market.

Gross Margin

      Our gross margin percentage for the third quarter of 2003 was 23.2%, compared to 21.7%, 21.6%, 23.3% and 10.5% in the previous four quarters. Our gross margin percentage fluctuates primarily because of variations in disk production volumes from quarter to quarter. The gross margin percentage increase in the third quarter of 2003 was attributable to economies of scale associated with higher finished disk production volumes, as well as reduced variable costs in the third quarter of 2003, as compared to the prior four quarters, which lowered our cost per disk. The overall improving average selling price trend also helped improve gross margins over the five-quarter period.

Research, Development, and Engineering Expenses

      Research, development, and engineering expenses were $10.8 million in the third quarter of 2003 compared to $10.4 million, $9.9 million, $9.7 million and $8.7 million in the previous four quarters. We are committed to significant continuing investments in research and development, as reflected by our spending of approximately 9% to 10% of our net sales on research, development and engineering in each of the last four quarters.

Selling, General, and Administrative Expenses

      Selling, general, and administrative expenses were $4.7 million in the third quarter of 2003 compared to $4.0 million, $4.6 million, $5.2 million and $4.2 million in the previous four quarters. We monitor our selling, general, and administrative expenses closely and these expenses have remained relatively flat over the last five fiscal quarters at approximately 4% to 5% of net sales.

Gain on Disposal of Assets

      Gain on disposal of assets includes miscellaneous gains on selling idle equipment and varies from period to period.

Restructuring/Impairment Charges

      Restructuring/impairment charges in the fourth quarter of 2002 primarily includes a goodwill impairment charge of $33.9 million. The impairment charge of $33.9 million represented the write off of all goodwill in accordance with FAS 142 upon the first annual impairment test. Restructuring/impairment charges in the third quarter of 2002 of $0.7 million includes primarily professional fees related to the chapter 11 bankruptcy case.

In-Process Research and Development

      In accordance with fresh-start reporting as of June 30, 2002 on our emergence from chapter 11, we recorded in-process research and development costs of $6.8 million. The entire amount was written off in the third quarter of 2002.

Interest Income and Interest Expense

      Interest income was $0.1 million in each of the five quarters from the third quarter of 2002 through the third quarter of 2003.

      In the five quarters from the third quarter of 2002 through the third quarter of 2003, we recorded between $3.2 and $3.4 million of interest expense per quarter on the debt issued on emergence from chapter 11.

Other Income, Net

      Other income, net in each quarter from the fourth quarter of 2002 through the third quarter of 2003 was less than $0.2 million. In the third quarter of 2002, other income, net was $2.1 million which primarily reflected a $2.2 million property tax refund. Other income, net varies from quarter to quarter.

Income Taxes

      In the third quarter of 2003, we received approval from the Malaysian Ministry of Finance for the exemption of withholding tax on royalty payments made by our Malaysian operations to our subsidiary in the Netherlands. The exemption is for a period of five years effective retroactively from January 2002 through December 2006. As a result, we recorded an income tax benefit of $2.5 million in the third quarter of 2003 related to withholding taxes we previously accrued which are no longer payable. The income tax provision in the third and fourth quarter of 2002 and the first and second quarter of 2003 represented foreign income taxes and foreign withholding taxes on royalty and interest payments. The income tax provision in the third quarter 2003 represented foreign income taxes and foreign withholding taxes on interest payments and the $2.5 million tax benefit.

      In the third quarter of 2003, our wholly-owned thin-film media operation, KMS, received an eight-year extension of the tax holiday on the first plant site through June 2011. KMS has also been granted additional tax holidays for its second and third plant sites in Malaysia. These tax holidays are effective through December 2006 and 2008, respectively.

2002 versus 2001

      We emerged from chapter 11 bankruptcy on June 30, 2002. In accordance with SOP 90-7, Financial Reporting by entities in Reorganization Under the Bankruptcy Code, we adopted fresh-start reporting and reflected the effects of the adoption in our consolidated financial statements for the six months ended June 30, 2002. As a result of the adoption of fresh-start reporting, the statements of operations for periods ended after June 30, 2002 are prepared on a different basis of accounting. Therefore, these financial statements are not comparable to the financial statements for prior periods.

      The following discussion compares the results of operations for the fiscal year ended December 29, 2002, to the fiscal year ended December 30, 2001. To facilitate an understanding of this discussion, we have provided the table below. The table shows our results of operations for the 2002 and 2001 fiscal years. Results of operations for 2002 include the combined income statement activity of the successor company and the predecessor company.

      The information in this table is not intended to replace our statements of operations prepared in accordance with accounting principles generally accepted in the United States of America. The table (in thousands) is as follows:

	Year Ended	Year Ended
	Dec 29, 2002	Dec 30, 2001

Net sales	$286,704	$282,613
Cost of sales	249,797	285,069

Gross profit (loss)	36,907	(2,456)
Research, development, and engineering expense	37,196	39,546
Selling, general, and administrative expense	17,739	19,929
Amortization of intangible assets	3,609	27,081
Impairment charges related to goodwill	33,870	—
Restructuring/impairment charges	5,211	57,430
In-process research and development	6,784	—
Interest income	(325)	(1,528)
Interest expense	6,553	155,192
Other income, net	(402,607)	(4,286)
Reorganization costs, net	6,511	6,066
Provision for (benefit from) income taxes	1,987	(9,433)
Minority interest/equity interest in net loss of related companies	(2,374)	(3,942)

Income (loss) before cumulative effect of change in accounting principle	318,005	(296,395)
Cumulative effect of change in accounting principle	(47,509)	—

Net income (loss)	$270,496	$(296,395)

Net Sales

      Net sales for 2002 were $286.7 million, an increase of $4.1 million from net sales of $282.6 million in 2001. Units shipped in 2002 increased to 47.7 million units, a 4.5 million unit increase compared to 43.2 million units in 2001. The overall shipment and revenue increases were primarily the result of market share gains which began in the third quarter of 2002, in addition to seasonally strong overall market conditions in the fourth quarter of 2002. Disk media unit shipment volume and total revenue increased over 100% in the fourth quarter of 2002 compared to the second quarter of 2002. Fourth quarter unit sales were somewhat constrained due to shortages of substrates from external suppliers.

      Our average selling price declined to $5.61 in 2002 compared to $6.16 in 2001. The decrease was primarily related to our efforts to increase market share, as well as continued general pricing pressure from customers due to excess capacity for the majority of 2002. With the strength of the fourth quarter 2002 shipments and customer demand, and migration of sales to new advanced products, our average selling price in the fourth quarter of 2002 increased slightly from the third quarter of 2002.

      Sales of partially completed disks (disk substrates) for fiscal 2002 were $19.3 million compared to $16.7 million in 2001. The increase reflects higher demand from customers in fiscal 2002. Disk substrate sales vary from period to period based on customer requirements.

      In 2002, Western Digital accounted for approximately 61% of net sales, Maxtor accounted for 30% of net sales, and sales to other customers were less than 10% of net sales. In 2001, Western Digital accounted for approximately 59% of net sales and Maxtor accounted for 27% of net sales, and sales to other customers were less than 10% of net sales.

Gross Margin

      Our overall gross margin percentage of 12.9% in 2002 was 13.8 points higher than our overall 2001 gross loss percentage of 0.9%. The economies of scale associated with higher sales and production in the second half of 2002 significantly lowered our cost per disk, and accounted for 23.7% of the increase. However, the higher sales volume was offset by the lower average selling price, and accounted for a 9.9% decline in gross margin.

Research, Development, and Engineering

      Research, development, and engineering (R&D) expenses were $37.2 million in 2002, a $2.3 million decrease compared to $39.5 million in 2001. The decrease in costs reflected lower costs associated with the shutdown of our research and development facility in Santa Rosa in the second quarter of 2002 and higher costs in the first half of 2001, reflecting additional costs incurred in Malaysia to qualify customer programs on the initial equipment relocated from the U.S.

Selling, General, and Administrative

      Selling, general, and administrative expenses were $17.7 million in 2002, a $2.2 million decrease over $19.9 million in 2001. The decrease is primarily related to lower headcount and payroll-related costs which were partially offset by stock compensation expense which was not applicable in 2001.

Amortization of Intangible Assets

      Amortization of intangible assets was $3.6 million in 2002, compared to $27.1 million in 2001. The decrease of $23.5 million was primarily due to the cessation of amortization of goodwill beginning in January 2002, in accordance with SFAS 142. Amortization of intangible assets of $1.8 million was included in cost of sales for the second half of 2002, as it represents amortization of developed technology and amortization of the Western Digital volume purchase agreement.

Restructuring/ Impairment Charges

      We recorded restructuring charges of $5.2 million in 2002 and $7.2 million in 2001. The $5.2 million charge for 2002 included $4.3 million related to the closure of our research and development facility in Santa Rosa in the second quarter of 2002, $0.9 million related to professional fees associated with the chapter 11 bankruptcy case and Exit Facility fees. The $7.2 million charge for 2001 reflected additional costs associated with lease obligations on equipment no longer in service, and costs for closing the former HMT facilities.

      Impairment charges in 2002 were $33.9 million. Upon the adoption of fresh-start reporting as of June 30, 2002, we had a goodwill balance of $33.9 million, which equaled the reorganization value in excess of amounts allocable to identifiable net assets recorded in accordance with SOP 90-7. In the fourth quarter of 2002, in accordance with FAS 142 requirements, we performed our first annual goodwill impairment test. As a result of that test, we wrote off the entire $33.9 million goodwill balance.

      Impairment charges of $50.2 million in 2001 included a $35.4 million write-down of land and buildings held for sale in Eugene, Oregon, and Fremont, California in the second quarter, and an additional $10.4 million write-down on the same properties in the fourth quarter. The impairment write-downs resulted from currently-depressed market conditions for commercial real estate, and were based on an independent valuation (net of estimated selling costs). We also recorded $4.4 million of impairment charges for manufacturing equipment no longer in service in 2001.

In-Process Research and Development

      Upon adoption of fresh-start reporting, in June 2002, we recorded certain intangible assets including in-process research and development of $6.8 million, which was expensed in the third quarter of 2002.

Interest Income and Interest Expense

      Interest income was $0.3 million in 2002, compared to $1.5 million in 2001. The decrease primarily reflected lower investment interest rates during 2002 and lower average cash balances in 2002.

      Interest expense decreased by $148.6 million in 2002, from $155.2 million in 2001 to $6.6 million in 2002. Interest expense in 2002 included interest on our new debt in the second half of 2002 subsequent to emergence from chapter 11 bankruptcy. Interest expense in 2001 primarily reflected interest, including accretion, on all old debt through our chapter 11 bankruptcy filing on August 24, 2001, and an additional $99.1 million of accretion to record the full face value of the HMT debt (which was assumed upon the acquisition of HMT) upon our default on our debt agreements.

Other Income, Net

      Other income in 2002 was $402.6 million, an increase of $398.3 million over $4.3 million in 2001. The increase included a net gain of $396.4 million associated with the chapter 11 cancellation of liabilities subject to compromise and fresh-start reporting and a net $2.2 million property tax refund.

      Other income of $4.3 million in 2001 primarily included $2.0 million in refunds for manufacturing work not completed by vendors, $0.7 million in cash received on a note receivable that had been written off, and $0.6 million in realized gain on cumulative translation adjustments. The remaining $1.0 million primarily represented other miscellaneous income.

Reorganization Costs, Net

      Reorganization costs of $6.5 million in 2002 primarily included a $5.0 million charge associated with the Magnetic Media Development LLC (MMD) bankruptcy claim and professional fees related to the bankruptcy filing.

      Reorganization costs of $6.1 million in 2001 primarily included $2.3 million in accretion to bring the note payable to Western Digital to its face value, $1.9 million in professional fees, and a $1.9 million adjustment to increase liabilities subject to compromise to the amount of the Western Digital equipment lease claim.

      Reorganization costs, net relate solely to the bankruptcy filing. Accordingly, no further costs may be recorded on this line on the consolidated statement of operations subsequent to emergence on June 30, 2002.

Income Taxes

      Income tax expense of $2.0 million in 2002 represents foreign withholding taxes on royalty and interest payments. In 2001, we recorded an income tax benefit of $9.4 million, which was primarily related to the reversal of income tax payable due to the expiration of the statutory periods to audit our federal and state tax returns, net of $1.3 million of foreign withholding taxes on royalty and interest payments and foreign taxes of subsidiaries.

      In 2002 the tax holidays granted to us for our plant sites in Malaysia increased our net income by $8.2 million. The tax holidays had no impact on our net losses in 2001.

Minority/ Equity Interest in Net Loss of Related Companies

      In April 2002, we purchased Kobe Steel USA Holding’s, Inc.’s (Kobe USA) 20% share of KMT in exchange for certain idle assets. The purchase increased our ownership percentage of KMT to 100%. In the third quarter of 2002, we closed the KMT operation. The minority interest for Kobe USA’s 20% share of KMT’s net income in 2001 was less than $0.1 million.

      In the second quarter of 2002, in accordance with fresh-start reporting requirements, our remaining investment in Chahaya of $1.7 million was written down to its estimated fair value of zero. Accordingly, no further equity in the net losses of Chahaya was recorded in the last half of 2002. Further, Chahaya ceased operations in the fourth quarter of 2002. In 2002 and 2001, we recorded our equity share of Chahaya’s net loss of $2.4 million and $3.9 million, respectively.

Cumulative Effect of Change in Accounting Principle

      As discussed in Note 3, we adopted SFAS No. 142 and recorded the effects of adoption in June 2002 on a cumulative effect basis as of the first day of the 2002 fiscal year.

      Under SFAS No. 142, we were required to perform a transitional impairment analysis on our goodwill. The transitional impairment loss of $47.5 million was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

2001 versus 2000

Net Sales

      Net sales for 2001 were $282.6 million, a decrease of $75.9 million from net sales of $358.5 million in 2000. The overall weak economy and related personal computer market in 2001 negatively impacted our sales volume as well as our average selling price. Unit shipments in 2001 declined by 14%, to 43.2 million disks, versus 50.2 million in 2000. Our finished disk average selling price per unit fell to $6.16 in 2001 from $6.58 in 2000. Another factor contributing to the sales decline was a $15 million reduction in sales of partially completed disks (disk substrates) for fiscal 2001 compared with fiscal 2000.

      In 2001, Western Digital accounted for approximately 59% of net sales, Maxtor accounted for 27% of net sales, and Seagate Technology accounted for 7% of net sales. In 2000, Western Digital accounted for approximately 50% of net sales, Maxtor accounted for 28% of net sales, and Seagate Technology accounted for 17% of net sales.

     Gross Profit (Loss)

      Our overall 2001 gross loss percentage was negative 0.9% compared to a gross profit percentage of 9.8% in 2000, a decline of 10.7 points. The sales volume and average selling price declines, as discussed above, accounted for 6.1 points of the decline, and higher fixed manufacturing costs resulting from the HMT merger accounted for 4.6 points of the decline. By the third quarter of 2001, when the consolidation of our manufacturing operations was complete, fixed manufacturing costs returned to approximately pre-merger levels in fiscal 2000. Variable costs per unit were flat year over year in 2000 and 2001. However, variable costs per unit decreased in each successive quarter of 2001 due to lower input material costs and higher product yields. These quarter to quarter improvements resulted from the consolidation of manufacturing operations in Malaysia and continuous improvement of our manufacturing processes while qualifying and ramping new advanced disk products.

     Research, Development and Engineering

      Research, development, and engineering expenses were $39.5 million in 2001, a $4.2 million increase compared to $35.3 million in 2000. Increased R&D personnel and operating expenses were required in 2001 to support the additional engineering processes and equipment from the HMT merger, and to support our expanded efforts in advanced technology.

     Selling, General and Administrative

      Selling, general, and administrative expenses were $19.9 million in 2001, a $3.6 million increase over $16.3 million in 2000. The increase primarily reflected higher payroll and payroll related expenses, and professional service expenses associated with financial restructuring activities prior to the bankruptcy filing, which was somewhat offset by lower retention bonuses.

     Amortization of Intangible Assets

      In both 2001 and 2000, we recorded $10.2 million of amortization of intangibles associated with our acquisition of Western Digital’s media operation.

      In 2001 we recorded $16.9 million compared to $6.2 million in 2000 of amortization of intangibles associated with our merger with HMT. The increase reflects four quarters of amortization of intangibles from the HMT merger, compared to only one quarter of amortization in 2000. The value and amortization period of goodwill and other intangibles was reassessed in 2002 in accordance with SFAS 142, “Goodwill and Other Identifiable Intangible Assets.”

     Restructuring/ Impairment Charges

      We recorded restructuring charges of $7.2 million in 2001 and $5.3 million in 2000. The $7.2 million charge for 2001 reflected additional costs associated with lease obligations on equipment no longer in service, and costs for closing the former HMT facilities. The $5.3 million total for 2000 included an $8.0 million charge related to the cessation of manufacturing operations at KMT, less a net $2.7 million reversal of charges previously accrued for the 1997, 1998, and 1999 restructuring plans.

      We recorded impairment charges of $50.2 million in 2001 and zero in 2000. Impairment charges in 2001 included a $35.4 million write-down of the former HMT land and buildings held for sale in Eugene, Oregon, and Fremont, California in the second quarter, and an additional $10.4 million write-down on the same properties in the fourth quarter. The impairment write-downs resulted from currently-depressed market conditions for commercial real estate, and was based on an independent valuation (net of estimated selling costs). We also recorded $4.4 million of impairment charges for manufacturing equipment no longer in service in 2001.

     Interest Income/ Expense

      Interest income declined by $2.6 million, from $4.1 million in 2000 to $1.5 million in 2001. The decrease was due to lower average cash and investment balances during 2001.

      Interest expense increased by $109.8 million in 2001, from $45.4 million in 2000 to $155.2 million in 2001. The increase was primarily the result of the accretion of the HMT debt over approximately eight months in 2001 versus three months in 2000, and the accretion of $99.1 million in 2001 to record full face value of the HMT debt upon our default on the debt agreements. No interest expense was recorded after our chapter 11 Bankruptcy filing on August 24, 2001 until our emergence from chapter 11 Bankruptcy on June 30, 2002.

     Reorganization Costs

      Reorganization costs of $6.1 million were recorded in 2001 in connection with our chapter 11 bankruptcy filing. These costs primarily included a $2.3 million accretion of the remaining discount on the note payable to Western Digital to its face value, $1.9 million in professional fees, and a $1.9 million adjustment to increase liabilities subject to compromise to the amount of the Western Digital equipment lease claim.

     Income Taxes

      In 2001, we recorded an income tax benefit of $9.4 million, which was primarily related to the expiration of the statutory periods to audit our federal and state tax returns, net of foreign withholding taxes on royalty and interest payments and foreign taxes of subsidiaries. In 2000, we recorded an income tax benefit of $5.2 million, primarily related to the expiration of a statutory period to audit our state tax returns, net of foreign withholding taxes on royalty and interest payments and foreign taxes of subsidiaries.

      The tax holidays granted to us for our plant sites in Malaysia had no impact on our net losses in 2001. In 2000, the tax holiday reduced our net loss by approximately $8.8 million.

     Minority/ Equity Interest in Net Loss of Related Companies

      The minority interest in the net income of consolidated subsidiary during 2001 represented Kobe Steel USA Holdings Inc.’s, share of KMT’s net income. KMT recorded net income of $0.1 million in 2001 and a $12.7 million net loss (including an $8.0 million restructuring charge) in 2000.

      In November 2000, we formed Chahaya Optronics, Inc. with two venture capital firms. We contributed key personnel, design and tooling, manufacturing systems, equipment, facilities, and support services in exchange for a 45% interest in Chahaya. Chahaya occupied facilities located in Fremont, California, and was formed to provide manufacturing services, primarily in the field of optical components and subsystems.

      We recorded an investment in Chahaya for $12.0 million in the fourth quarter of 2000. The investment included $4.0 million for expected future cash payments and $8.0 million for facilities, facility services, and equipment. In June 2001, our investment was reduced by $4.0 million due to cancellation of the shares related to the future $4 million cash contribution. This activity, as well as additional changes in Chahaya’s equity structure, reduced our ownership percentage to 34% at the end of our 2001 fiscal year. In 2001, we recorded a $3.9 million loss as our equity share of Chahaya’s net loss. Chahaya ceased operations in the fourth quarter of 2002.

Liquidity and Capital Resources

      Cash and cash equivalents of $47.7 million at the end of the third quarter of 2003 increased by $24.1 million from the end of the 2002 fiscal year. The increase primarily reflected a $42.0 million increase resulting from consolidated operating activities and $1.9 million in proceeds from the sale of assets, offset by $14.7 million of spending on property, plant, and equipment, and $5.3 million in debt repayments.

      Consolidated operating activities generated $42.0 million in cash in the first nine months of 2003. The primary components of this change include the following:

•	net income of $19.6 million, net of non-cash depreciation and amortization of property, plant and equipment of $30.0 million, $5.0 million of non-cash interest expense, $2.8 million of non-cash amortization of intangible assets, and $1.7 million of amortization of deferred stock-based compensation, less a $1.9 million gain on asset disposals;

•	an accounts receivable increase of $15.4 million primarily due to increased sales in the last month of the third quarter of 2003 compared to the last month of the fourth quarter of 2002;

•	a prepaid expense increase of $0.6 million primarily due to insurance premium renewals;

•	an inventory increase of $6.5 million for certain key materials and finished unit inventory to support fourth quarter 2003 sales;

•	an accounts payable increase of $1.8 million related to the inventory increase; and

•	an accrued expenses and other liabilities increase of $5.5 million, which primarily reflect higher salary and incentive compensation accruals.

      In the first nine months of 2003, we spent $14.7 million on equipment acquisitions to improve our manufacturing and research and development capabilities, and received $1.9 million in proceeds from the sale of idle manufacturing equipment. Sales of idle manufacturing equipment varies from quarter to quarter. We also repaid $5.3 million of debt.

      Current non-cancelable capital commitments as of September 28, 2003 totaled $9.6 million. For the remainder of 2003, we plan to spend approximately $12.0 million on property, plant, and equipment for projects designed to improve yield and productivity, as well as to improve equipment capability for the manufacture of advanced products.

      We lease our research and administrative facility in San Jose, California under an operating lease. We also lease and sublease another building in San Jose. Both of these leases expire in 2007, and have renewal options for five years. We also lease a building, which we no longer occupy, in Santa Rosa, California. This lease expires in April 2004. We have no capital leases.

      At September 28, 2003, the future minimum commitments for non-cancelable operating facility leases, equipment leases, and a facility sublease are as follows (in thousands):

	Minimum Lease	Sublease
	Payments	Payments

Remainder of 2003	$1,013	$376
2004	3,925	1,539
2005	3,456	1,585
2006	3,331	1,633
2007	403	414

	$12,128	$5,547

      We have a revolving credit facility, or Exit Facility, that we entered into on June 30, 2002 simultaneously with our emergence from bankruptcy that initially allowed for advances of up to $15.0 million, with a $3.0 million letter of credit sub-facility, but because of the sale of our Fremont, California property, available credit under the Exit Facility is limited to approximately $1.9 million. The Exit Facility expires June 30, 2005. As of September 28, 2003, there were no borrowings under the Exit Facility and we currently have no intention to make any future borrowings under the Exit Facility.

      In addition to the Exit Facility, at September 28, 2003, we had outstanding $80.3 million of cash pay and $50.5 million of paid-in-kind Senior Notes, $8.1 million of subordinated paid-in-kind Junior Notes, and $0.9 million of secured and unsecured promissory notes.

      As of September 28, 2003, the future minimum principal payments due under these debt agreements are as follows (in thousands):

Minimum Principal
Payments

Remainder of 2003	$5,102
2004	20,247
2005	20,259
2006	20,271
2007	73,854
2008	108

$139,841

      Our debt agreements contain affirmative, negative and financial covenants binding on our subsidiaries and us. The negative covenants include restrictions on our ability to incur indebtedness and make guarantees, grant liens, sell assets, declare dividends, make investments, and make capital expenditures. Financial covenants include the maintenance of minimum adjusted tangible net worth, minimum adjusted working capital and a total cash debt service coverage ratio. Our capital expenditures are limited to $40.0 million in 2003 and $30.0 million in 2004 and each subsequent year. As of September 28, 2003, we were in compliance with all of the financial covenants.

      In the fourth quarter of 2003, we completed the sale of our idle Fremont, California land and buildings. The land and buildings were acquired through the merger with HMT Technology Corporation in October 2000 and had been idle and held for sale since 2001. The net proceeds from the sale of the land and buildings were approximately $24.0 million, resulting in a gain of approximately $1.0 million. The sale was recorded in the fourth quarter of 2003. On October 21, 2003, we used 50% of the net proceeds, $12.1 million, to pay down our debt as required under the terms of our Senior Notes Indenture due in 2007. Additionally, we made a required principal payment of $5.0 million on the Senior Notes on October 15, 2003.

      Further, we received consent from a majority of the holders of the Senior Notes and the lender under our Exit Facility to redeem in full the Junior Notes for approximately $8.2 million. As such, on October 30, 2003, we called for the full redemption of the Junior Notes at a total cost of approximately $8.2 million for outstanding principal and accrued interest. The Junior Notes were redeemed on December 2, 2003. Further, we received consent from the majority of our holders of Senior Notes and the lender under the Exit Facility to increase the covenant on capital expenditures for 2003 to approximately $40.0 million.

      On October 7, 2003, we announced an expanded business relationship with Maxtor, which includes specific dedicated media production capacity including a capacity expansion effort, a five year supply agreement and the naming of the Company as an external media supplier of Maxtor.

      Based on current operating forecasts, we estimate that the cash balance and cash from operations will be adequate to support our continuing operations, capital spending plan, and interest and debt payments for at least the next twelve months.

BUSINESS

General

      We design, manufacture and market thin-film media, or disks, that are incorporated into disk drives. We are the world’s largest independent manufacturer of thin-film media with a 40% market share of the total merchant disk supplier market and 18% of the overall disk market as of the second quarter of 2003 according to TrendFOCUS, a storage research firm. Due to our market leadership and significant research and development efforts, we have developed a deep understanding of market needs in the disk drive market and offer a broad portfolio of advanced solutions to address those needs. Our customers include many of the world’s largest disk drive manufacturers, including HGST, Maxtor and Western Digital. Additionally, in October 2003 we began volume production for a new major disk drive customer’s desktop products.

      Disks such as the ones we manufacture are incorporated into disk drives, which are the primary storage medium for digital data. High-volume, high-growth applications for disk drives include personal computers, enterprise storage systems, communications infrastructure and consumer electronics appliances. Technology advances have greatly increased the storage capacity of individual disks, lowering the per GB cost of storage. The lower cost of storage has facilitated the adoption of disk drives into a broad range of new applications, providing new areas of market growth for disks and disk drives.

Industry Background

Disk Drive Market Growth

      Increasing demand for digital data storage and low-cost, high-performance disk drives has resulted in growing demand for thin-film disks. According to IDC, the total storage capacity of all disk drives shipped grew by 91.3% on a compounded annual basis between 1997 and 2002, reaching 8.8 million terabytes shipped in 2002. There are 1,000 gigabytes in a terabyte. According to IDC, the annual total storage capacity and number of units of all hard disk drives to be shipped between 2002 and 2007 are expected to grow at compounded annual rates of approximately 45.1% and 10.7%, respectively. We believe there are a number of key factors driving this demand, including:

•	increased demand for personal computers with high storage capacities driven by consumer multi-media, broadband and wireless applications, increased business usage and proliferation of computers in developing economies;

•	increased demand for enterprise storage driven by a broader deployment of applications which require significant storage capacity, such as enterprise software, data warehousing, data recovery, and data security operations;

•	increased demand for new consumer electronic applications which require significant digital data storage capability, including digital video and audio recorders, video game platforms, emerging HDTV applications and global positioning systems.

Disk drives are the primary devices used for storing, managing and protecting the digital data associated with most of these applications. According to IDC, in the third quarter of 2003, four disk drive manufacturers, HGST, Maxtor, Seagate and Western Digital accounted for 84% of disk drive units shipped.

Disk Market

      Thin-film media, or disks, are enabling components in disk drives. The technical advances by disk suppliers, along with those of other component suppliers, have improved the performance and storage capacity of disk drives and dramatically lowered the cost per GB stored. Disk suppliers help drive technology innovation in disk drives by increasing storage capacities per square inch of disk surface, referred to as areal density, and improving reliability. For example, today’s areal densities allow for up to approximately 80 GB of storage per 3 1/2-inch disk. We expect that current technologies, including synthetic anti-ferromagnetically coupled layers, or SAF, will soon lead to increases in areal densities of up to approximately 160 GB of storage per 3 1/2-inch disk. We believe that other emerging technologies, including perpendicular magnetic recording media, or PMR, will further increase areal density.

      There are significant barriers to entry to the disk market. To succeed, we believe disk suppliers must have strong relationships with the leading disk drive manufacturers, the engineering expertise to enable technology leadership and the economies of scale to achieve efficient low-cost operations and meet customer timing and volume requirements.

      From 1990 through approximately 1996, the disk industry struggled to keep up with rapidly increasing demand. Beginning in 1995, many companies in the disk industry undertook aggressive expansion plans. In 1997, the widespread adoption of magneto-resistive (MR) head technology significantly increased areal densities, thereby allowing disk drive manufacturers to meet consumer demand for higher capacity by using fewer disks per drive. Despite increasing demand for disk drives during the period from 1997 through the third quarter of 2002, this lower disk-per-drive ratio resulted in relatively flat demand for disks during this period and substantial excess disk production capacity. The impact of excess capacity fell disproportionately on the independent disk manufacturers because disk drive manufacturers, such as IBM, Maxtor and Seagate, chose to fill their internal disk production capacity before buying from independent disk manufacturers. As a result of these developments, much of the overcapacity in the disk industry was consolidated or taken out of service and most of the independent disk manufacturing was moved abroad and away from the largest disk purchasing companies located in the United States.

      Recently, we believe supply and demand in the disk market have come into balance. This is a result of improving end-market demand, rationalized disk manufacturing capacity and stabilization in the disk-per-drive ratio at approximately one. As the disk drive industry has continued to grow and demand for new products has accelerated, leading disk drive makers increasingly rely on independent disk suppliers for a broad range of products and to meet their growing disk requirements. We believe only a few independent disk suppliers remain that have the established customer relationships, technology and scale to meet the requirements of large disk drive manufacturers.

Competitive Strengths

      We are the world’s largest and only U.S.-headquartered independent supplier of disks. We believe that our leadership position is attributable to our ability to simultaneously drive technological advances and manufacture high-performance products at competitive prices. Our major competitive strengths include the following:

•	World’s Leading Independent Disk Supplier. We are the world’s largest independent manufacturer of thin-film media with a 40% market share of the total merchant disk supplier market and 18% of the overall disk market as of the second quarter of 2003 according to TrendFOCUS. Due to our market leadership and significant research and development efforts, we have developed a deep understanding of market needs in the disk drive market and offer a broad portfolio of advanced solutions to address those needs. Additionally, as a market leader, we believe the scale of our manufacturing and our technology development programs provide us with competitive advantages in maintaining and growing our market share.

•	Technology Leadership. We have been in the thin-film media business for over 20 years, during which time we have invested heavily in research and development. Our research and development team is comprised of over 350 people in the United States and Malaysia focused on developing next generation products and efficient manufacturing processes. Recent examples of our success in technology innovation include being, we believe, the first independent merchant disk supplier to ship 80 GB disks and to transition to SAF media for certain 80 GB applications. Additionally, we believe we are currently a leader in developing next generation technologies, such as PMR media, to allow us to stay at the forefront of technology development in the disk industry. We believe our research and development strategy allows us to rapidly design and manufacture high volumes of advanced disks for our customers.

•	Strong Relationships With Top-Tier Disk Drive Manufacturers. We have developed strong relationships with many of the leading disk drive manufacturers, including HGST, Maxtor and Western Digital, which represented approximately 56% of global disk drive sales in the second quarter of 2003 according to IDC, and we have recently begun production for a new major disk drive customer. We have entered into production agreements with Western Digital and Maxtor that have further strengthened our relationship with them as significant customers. Our headquarters and research and development operations are located in San Jose, California in close proximity to the design centers of many of the world’s largest disk drive manufacturers. Our ability to have our design teams work in such close proximity to our customers has, in part, facilitated the strong and collaborative customer relationships that we have established with these large disk drive manufacturers. We devote significant time working with our customers to produce disks that are highly specialized and customized for our customers particular technological requirements, and these close relationships provide added insight into our customers’ product and technology roadmaps.

•	Low-Cost Manufacturing Operations. We believe our manufacturing operations located in Malaysia are among the lowest-cost in our industry. Our operations are located in the same region as the manufacturing operations of many of the world’s largest disk drive manufacturers. We believe the location of our manufacturing operations, together with our experience in the industry and our economies of scale, provide us with timing and cost advantages in delivering consistently high-quality products to our customers in high volumes.

•	Broad Range of Disk Products to Address Large and Emerging Markets. We provide a broad range of disk products that are incorporated into disk drives for desktop, enterprise and consumer electronics applications. Our primary market focus has been in the desktop market, which IDC estimates represented approximately 72% of the total disk drive market during the second quarter of 2003, and the majority of the highest volume business of our largest customers. As our customers pursue applications and products in other promising growth areas, such as the enterprise server and consumer electronics storage markets, we believe we are well positioned to meet their needs based on our ability to produce a wide range of products with varying areal densities and form factors.

•	Experienced Management Team. Our management team has extensive experience in the disk and disk drive industry and has successfully positioned Komag as the leading thin-film media company.

Strategy

      Our primary goal is to maintain our position as the leading independent provider of disks. The key elements of our strategy are as follows:

•	Maintain Technology Leadership. We intend to maintain and extend our technology leadership in the disk market by continuing to invest in leading-edge research and development. We intend to continue to focus our technology development efforts primarily on large and emerging market opportunities, such as high-density storage for personal computers, enterprise storage systems, communications infrastructure and consumer electronics appliances. We believe we have led the transition to SAF media for 80 GB applications and are actively developing disks for our customers with areal densities up to 160 GB. In August 2003, we announced a new benchmark in our proprietary PMR media, a next generation technology for improving areal density, and intend to continue to pursue new technologies such as PMR in an effort to achieve technological advantages over our competitors.

•	Continue Improving Manufacturing Efficiency and Reducing Production Costs. We intend to continue improving the efficiency and quality of our manufacturing operations in Malaysia where we believe we can achieve lower costs than other disk manufacturers. We believe that our advanced manufacturing operations allow us to accelerate delivery of high volumes of reasonably priced disks, which enable our customers to rapidly introduce new products. As the leading independent disk supplier, we believe our highly experienced operations personnel can continue to drive yield improvements and reduce costs faster than our competitors. We believe our strategy of improving our manufacturing efficiency while reducing costs contributes to our customers’ success and will help grow our market share.

•	Leverage Collaborative Relationships with Disk Drive Manufacturers. We have established strong relationships with our customers, enabling us to participate in establishing technological and design requirements for new products. We believe that close technical collaboration with our customers and their other component suppliers during the design of our customers’ new disk drives facilitates integration of our disks, improves our ability to achieve cost-effective, high-volume manufacturing rapidly, and enhances the likelihood that we will remain a significant supplier of disks for high-performance disk drive products.

•	Maintain a Diverse Customer Base. According to IDC, as of the third quarter of 2003, four major disk drive manufacturers accounted for over 84% of worldwide disk drive sales. For the quarter ended September 28, 2003, our largest customers included HGST, Maxtor and Western Digital, which according to IDC, together represented approximately 56% of all global disk drive sales during the second quarter of 2003. In order to expand our market penetration and further diversify our customer base, we recently began production for a new major disk drive customer. We continue to target additional high-volume disk drive manufacturers and believe that our combination of high-performance products and competitive pricing will enable us to further diversify our customer mix. In combination with offering a broad product mix to address multiple storage markets, we believe this strategy will reduce our dependence on the success of any one customer or market.

•	Balance Capacity Growth with Customer Demand. Our strategy is to cost-effectively balance our investments in new capacity with the expected growth in demand for our products. Our current production capacity is 18 million to 20 million disks per quarter. We recently announced that we will increase our production capacity by approximately 10% to 20% over the next three quarters by utilizing our existing facilities, which minimizes capital outlays. We believe that our existing facilities could also accommodate a further incremental increase in manufacturing capacity in the future.

Technology

      We believe our technological strength has allowed us to achieve and maintain our position as the leading independent supplier to the thin-film media market. Our technological strength stems from the depth of our understanding of materials science and the interplay between disks, heads, and other disk drive components. Our disk manufacturing expertise is evidenced by our history of delivering reliable products in high volume.

      We manufacture and sell thin-film magnetic media on rigid disk platters for use in disk drives. These drives are used to record, store, retrieve and protect digital information. Inside a disk drive, the disk rotates at speeds of up to 15,000 rpm. The head scans across the disk as it spins, magnetically recording or reading information. The location on the disk where each bit of magnetic code is stored is extremely small and precisely placed. The tolerances of the disks and recording heads are extremely demanding and the interaction between these components is one of the most critical design aspects in an advanced disk drive.

      Primary factors governing the density of storage achievable on a disk’s surface are:

•	the minimum distance at which read/write heads can reliably pass over the surface of the disk to detect a change in magnetic polarity when reading from the disk, which is called flying height (measured in microinches, or millionths of an inch);

•	the strength of the magnetic field required to change the polarity of a bit of data on the magnetic layer of a disk when writing, which is called coercivity; and

•	the ability of the head to discriminate a signal from background media noise, which is called the signal-to-noise ratio.

      As flying height is reduced, the head can read and write smaller bits. The higher the coercivity of the media is, the smaller the width of the bit that can be stored. The signal-to-noise ratio is determined by the choice of magnetic materials and the method for depositing those materials on the disk’s surface, as well as the recording head used.

      Our plating, polishing and texturing processes produce a uniform disk surface that is smooth at an atomic level. This smoothness permits the read/write heads to fly over the disk surface at a distance of 0.3 to 0.4 microinches (millionths of an inch). Disks must be made in a clean environment to limit surface defects. Even a small number of defects, a fraction of a micron in diameter, could cause the disk to fail. The magnetic alloys deposited on the surfaces of our disks have high coercivity, low noise, and other desirable magnetic characteristics.

      Finally, a protective layer of diamond-hard carbon and a layer of lubricant, each of which is controlled to a tolerance of a few angstroms, is applied to the disk surface to prevent wear. The continued improvement in these and other factors has resulted in rapid advancement in the amount of data a disk is capable of storing.

      In order to manufacture the best possible disks and achieve the high yields we desire, we require excellent raw materials, including highly-polished substrates. Our polished substrates, in conjunction with our automatic optical inspection systems and the latest disk buff process, provide us with high yields. At the same time, we have developed our polishing, texturing, final test, and packaging technology to achieve low costs for the materials and operating supplies needed to make our disks. Finally our multi-layer sputter process, with nanometer-thin structures, provides magnetic stability, mechanical durability and corrosion resistance, which we believe are at the forefront of our industry. To improve durability and corrosion resistance we have developed and qualified advanced diamond-like carbon films specifically for each of our sputter tools. Each method enables production of carbon films as thin as one-tenth microinch thick with extraordinary hardness and durability.

Research, Development, and Engineering

      Our research, development, and engineering efforts focus on emphasizing key technology advancements in disk functionality, reliability, quality and manufacturing efficiency. We believe that improving yields and reducing costs are critical to improving our overall operating results. We also focus on emerging media storage technologies aimed at disk designs needed several years from now.

      We often partner with our customers and other disk drive component makers in areas of technology development such as magnetic recording heads. We believe our most advanced longitudinal disks, that feature SAF-coupled layers to enhance thermal stability, will support a recording density of up to 160 GB per disk, which is approximately 100% higher than the most advanced disk in production today. Further, we are continuing to develop our proprietary PMR media, which we believe will have storage capability of 240 to 300 GB per disk when fully developed. We expect these advancements will be achieved with extensions of our current production equipment, which suggests a limited need to replace equipment to keep pace with technology improvement during the next few years.

      As of December 28, 2003, we employed more than 350 people in our research and development program worldwide. Our expenditures (and percentage of net sales) on research, development, and engineering activities (excluding in-process research and development), were $37.2 million (13%) in fiscal 2002, $39.5 million (14.0%) in fiscal 2001, and $35.3 million (9.9%) in fiscal 2000. For the first three quarters of 2003, we expended $31.1 million (9.7%).

Products and Customers

      We sell our disks primarily to disk drive manufacturers for incorporation into disk drives. Disk drives, in turn, are sold to computer or consumer appliance manufacturers that incorporate the disk drives into their systems, or are sold directly to consumers. We work closely with our customers as they design new high-performance disk drives, and generally customize our products according to their specifications.

      Our products offer a range of coercivities, glide height capabilities and other parameters to meet specific customer requirements. Unit sales of 3 1/2-inch 60 GB and 80 GB disks together represented 52% of our third quarter of 2003 unit shipment volume. Sales of 3 1/2-inch 40 GB disks represented the remaining 3 1/2-inch disk unit shipment volume in the third quarter of 2003. In addition, we shipped 36 GB per platter 84 mm disks and 17 GB per platter 65 mm disks for high-end server drives.

      We manufacture substrates primarily for our own use in finished disks. By doing so, we reduce our dependence on third-party suppliers of substrates. If we have substrate capacity in excess of our requirements for finished disks, we have and may continue to sell our substrates to third-parties. By selling our substrates to third-parties, we better utilize our factories, reduce our overall cost per disk and establish customer relationships with disk drive manufacturers. As demand for finished disks increases, we expect to utilize more of our internally manufactured substrates and reduce sales to third parties.

      As of the fourth quarter ended December 28, 2003, our principal customers included HGST, Maxtor and Western Digital, who together accounted for approximately 93% of net sales in that period. In August 2003, HGST qualified us as a second-source provider of 80 GB SAF media for use with its new 3 1/2-inch desktop drive. In October 2003, we announced an expanded business relationship with Maxtor, which includes dedicated media production capacity, a five-year supply agreement and the naming of Komag as a strategic external media supplier of Maxtor. Additionally, in connection with our acquisition of Western Digital’s media operations in 1999, we entered into a volume purchase agreement which has been recently extended through 2005. Further, in October 2003, we began volume production of 80 GB disks for a new major disk drive customer.

      We generally make sales pursuant to purchase orders rather than long-term contracts. These purchase orders may be changed or canceled by customers on short notice without significant penalty.

Competition

      The market for our products is highly competitive, and we expect competition to continue in the future. Competitors in the thin-film media industry fall mainly into two groups: Asian-based independent disk manufacturers and captive disk manufacturers. Our major Asian-based independent competitors include Fuji Electric, Hoya, Showa Denko and Trace Storage. The captive disk manufacturers who produce thin-film media internally for their own use include HGST, Maxtor and Seagate. Many of these competitors have greater financial resources, greater technical and manufacturing resources and more extensive name recognition than us. We are the sole U.S.-headquartered independent disk manufacturer.

Manufacturing

      We currently have three manufacturing facilities located in Penang and Sarawak, Malaysia with a total of approximately 890,000 square feet, a large portion of which contains Class 100 or better clean room environments. If operated at full capacity, we estimate that these facilities would be capable of producing 18 to 20 million finished disks per fiscal quarter. We expect to increase the manufacturing capacity of these facilities by approximately 10% to 20% over the next three quarters. We believe our current facilities and equipment are extendible for our next generation products. We intend to continue to cost-effectively balance our investments in new capacity with the expected growth in demand for our products.

      Maintaining low product cost is critical to our ability to sustain profitability. The cost of our products is sensitive to many factors, including production volume, yield, materials and operating supplies consumed, and manufacturing location. Our processes have required substantial investment in equipment and factory buildings. This investment leads to a high fixed cost structure, making our costs sensitive to changes in production volume. Over the last several years, we have improved our yields while advancing areal density. At the same time, we have successfully reduced the cost of materials and operating supplies. Further, we have consolidated our manufacturing activities in Malaysia in order to reduce the cost of labor and services. We believe that our production volumes, yield, and the low cost of our Malaysian manufacturing facilities give us one of the lowest cost structures in the industry.

      We believe our manufacturing expertise in thin-film media is evidenced by our history of delivering reliable products in high volume. By using proprietary processes and techniques, we have produced advanced disk products that generally exhibit uniform performance characteristics. These uniform performance characteristics enhance the reliability of the disk drive products manufactured by our customers. In addition, these characteristics can raise production yields on our customers’ manufacturing lines, which is an important cost consideration for them. Manufacturing costs are highly dependent on our ability to effectively use our installed physical capacity to produce large volumes of products at acceptable yields. To improve yields and capacity utilization, we have adopted formal continuous improvement programs at each of our Malaysian manufacturing facilities.

      The manufacture of our disks is a complex, multi-step process that converts aluminum substrates into finished data storage media ready for use in a disk drive. The process requires the deposition of extremely thin, uniform layers of metallic film onto a disk substrate. To achieve this, we use a vacuum deposition, or sputtering, method similar to that used to coat semiconductor wafers. The basic process consists of many interrelated steps that can be grouped into five major categories:

•	Sizing and Grinding of the Substrate. A raw aluminum blank substrate is sized by precisely cutting the inner and outer diameter of the blank. A mechanical grinding process is then utilized to provide a relatively flat surface on the substrate prior to nickel alloy plating.

•	Nickel Alloy Plating and Polishing of the Substrate. Through a series of chemical baths, aluminum substrates are plated with a uniform nickel phosphorus layer in order to provide support for the magnetic layer. Next, this layer is polished to achieve flatness and smoothness at an atomic level.

•	Texturing and Cleaning. During these process steps, a precisely controlled, fine texture is applied to the polished disk surface to allow the read/write heads of the disk drives to fly at low and constant levels and then the disks are cleaned in preparation for the sputtering process.

•	Sputtering and Lube. By a technically demanding vacuum deposition process, magnetic layers are successively deposited on the disk and a hard protective overcoat is applied. After sputtering, a microscopic layer of lubrication is applied to the disk’s surface to improve durability and reduce surface friction.

•	Glide Test and Certification. In robotically-controlled test cells, disks are tested for glide height and surface defects, and then certified for magnetic properties. Based on these test results, disks are graded against our customers’ specific performance requirements.

      Most of the critical process steps are conducted in Class 100 or better clean room environments. Throughout the process, disks are handled by highly automated equipment to reduce contamination and enhance process precision. Minute impurities in materials, particulate contamination or other production problems can reduce production yields and, in extreme cases, cause production to be suspended for prolonged periods.

Environmental Regulation

      We are subject to a variety of environmental and other regulations in connection with our operations and believe that we have obtained all necessary permits for our operations. We use various industrial hazardous materials, including metal-plating solutions, in our manufacturing processes. Wastes from our manufacturing processes are either stored in areas with secondary containment before removal to a disposal site, or processed on-site and discharged to the industrial sewer system.

      We have from time to time upgraded our wastewater treatment facilities to improve the performance and consistency of our wastewater processing. Our Malaysian manufacturing facilities located in Penang and Sarawak recently received ISO 14001 certification. ISO 14001 is a voluntary set of standards that provides companies with a structure for managing the potential environmental impact of their operations. In order to obtain ISO certification, we developed and implemented a formal program to ensure that our manufacturing operations are consistent with minimizing hazardous waste, preventing pollution of air and water, and protecting the environment.

      Nonetheless, industrial wastewater discharges from our facilities may, in the future, be subject to more stringent regulations. If we fail to comply with present or future regulations, part or all of our operations would be suspended or terminated. These regulations could restrict our ability to expand at our present locations or could require us to acquire costly equipment or incur other significant expenses.

Patents and Proprietary Information

      We hold, and have applied for, United States and foreign patents and have entered into cross-licenses with certain of our customers. While these patents could present obstacles to the introduction of new products by competitors and possibly result in royalty-bearing licenses from third parties, we believe that our success does not generally depend on the ownership of intellectual property rights but rather on our innovative skills, technical competence, manufacturing execution, and marketing abilities. Accordingly, the patents that we hold or apply for will not constitute any assurance of our future success.

      We regard elements of our equipment designs and processes as proprietary and confidential and rely upon employee and vendor nondisclosure agreements and a system of internal safeguards for protection. In spite of these steps for protecting proprietary and confidential information, there is a risk that competitors may obtain and use such information. Further, the laws of certain foreign countries in which we do business may provide a lesser degree of protection to our proprietary and confidential information than that provided by the laws of the United States. Moreover, from time to time, we receive proprietary and confidential information from vendors, customers, and partners, the use and disclosure of which are governed by nondisclosure agreements. Through internal communication and the monitoring of use and disclosure of such information, we comply with our obligations regarding use and nondisclosure. However, despite these efforts, there is a risk that we may use or disclose this information in violation of our obligations of nondisclosure.

      We have occasionally received, and may receive in the future, communications from third parties asserting violation of intellectual rights alleged to cover certain of our products or manufacturing processes or equipment. In these cases, we evaluate whether it would be necessary to defend against the claims or to seek licenses to the rights referred to in such communications. If we must defend those claims, or if we are not able to negotiate necessary licenses on reasonable terms, our business and financial results would suffer.

Employees

      As of December 28, 2003, on a worldwide basis, we had 4,743 employees. Of the total, 3,941 were full-time employees, 802 were employed on a temporary basis, 4,291 were employed in manufacturing, 358 in research, development, and engineering, 94 in sales, administrative, and management positions, 377 were employed in the United States and 4,366 were employed at offshore facilities. We believe that our future success will depend in large part upon our ability to continue to attract, retain, and motivate highly-skilled and dedicated employees. We have no employees who are represented by a labor union, and we have never experienced a work stoppage.

MANAGEMENT

      Our executive officers and directors and their ages as of January 20, 2004 are as follows:

Name	Age	Position

Thian Hoo Tan	55	Chief Executive Officer and Chairman
Michael A. Russak	56	President and Chief Technical Officer
Christopher H. Bajorek	59	Executive Vice President, Advanced Technology
Ray L. Martin	60	Executive Vice President, Sales and Customer Service
Peter S. Norris	52	Executive Vice President, Strategic Business Development
Kathleen A. Bayless	47	Vice President, Chief Financial Officer and Secretary
Ali Dabier	44	Vice President, Managing Director of Komag USA (Malaysia) Sdn.
William G. Hammack	54	Vice President, Human Resources
Kamran Honardoost	41	Vice President, New Product Introduction and Design
Tsutomu T. Yamashita	49	Vice President, Process Development
Paul Brahe	34	Director
Chris A. Eyre	56	Director
Neil S. Subin	39	Director
Kenneth R. Swimm	69	Director
David G. Takata	41	Director
Harry G. Van Wickle	56	Director
Raymond H. Wechsler	58	Director
Michael Lee Workman	47	Director

      Set forth below is certain information relating to our executive officers and directors.

      Mr. Thian Hoo Tan joined our company in 1989, and started our first San Jose, California, manufacturing facility in 1989, our Penang operations in 1993, and our Sarawak operations in 1996. Mr. Tan returned to the United States and assumed the position of Senior Vice President, Worldwide Operations, from 1996 through his appointment to his present position of Chief Executive Officer in 1999. Before joining our company, Mr. Tan was Vice President of Operations at HMT. Mr. Tan holds B.S. and M.S. degrees in Physics from the University of Malaya in Kuala Lumpur.

      Dr. Russak joined our company in October, 2000, as Chief Technical Officer and Executive Vice President of Research and Development after our merger with HMT. He was appointed President and Chief Technical Officer of Komag in January 2001. Previously, Dr. Russak was with HMT, which he joined in 1993 as Vice President — Research and Development. He subsequently became Chief Technical Officer in 1998 and Executive Vice President — Research & Development and Chief Technical Officer in 1999. From 1985 to 1993, Dr. Russak held several staff and management positions with IBM. Dr. Russak holds a B.S. in Ceramic Engineering and a Ph.D. in Materials Science from Rutgers University.

      Dr. Bajorek joined our company in 1996 as Senior Vice President and Chief Technical Officer. He became our Executive Vice President and Chief Technical Officer in January 2000, and then was appointed Executive Vice President, Advanced Technology, in October 2000. Before joining our company, Dr. Bajorek was Vice President, Technology Development and Manufacturing, for IBM. He holds a Ph.D. degree in Electrical Engineering and Business Economics from the California Institute of Technology. Dr. Bajorek is one of ten scientists awarded the Millennium award by the Magnetics Society of the IEEE in 2000. He also received the 2002 Reynold B. Johnson IEEE Information Storage Award for leadership in the development and manufacturing of magneto resistive recording heads for data storage devices.

      Mr. Martin joined our company in 1997 as Vice President, Product Assurance and Product Test, and became our Senior Vice President, Customer Sales and Service in 1998. In 2001, Mr. Martin became our Executive Vice President, Sales and Customer Service. From 1990 to 1997, he was Director of Process and Technology at Quantum Corporation. Prior to working at Quantum, Mr. Martin held a number of management and engineering positions at several leading disk drive manufacturers, including Western Digital, Seagate Technology, and IBM. Mr. Martin holds a B.S. degree in Mechanical Engineering from Kansas State University.

      Mr. Norris joined our company in October 2000, as Executive Vice President, Strategic Business Development, after the merger with HMT. He joined HMT in 1995 as Vice President, Finance, Chief Financial Officer and Treasurer and became its Executive Vice President, Finance, Chief Financial Officer and Treasurer in 1999. From 1975 to 1995, Mr. Norris worked for General Instrument Corporation. Mr. Norris holds a B.A. degree in Economics from Upsala College.

      Ms. Bayless joined our company in 1994 as Corporate Controller, became a Vice President in 2000, and became our Chief Financial Officer in September 2002. Before joining us, Ms. Bayless worked for the public accounting firm of Ernst & Young, LLP. Ms. Bayless holds a B.S. degree in Accounting from California State University Fresno, and is a Certified Public Accountant.

      Mr. Dabier joined our company in October 2000, as General Manager of Oregon manufacturing facilities, after the merger with HMT. In June 2001, Mr. Dabier became the Managing Director of Malaysian Operations. In January of 2003 he was promoted to Vice President, Managing Director of Komag USA (Malaysia) Sdn. He joined HMT in 1988 where he held various manufacturing management positions. From 1983 to 1988 Mr. Dabier worked for Lin Data Corporation.

      Mr. Hammack joined our company in June 2002, as Vice President, Human Resources. He previously held the title of Vice President, Human Resources at Zambeel, Inc. from February 2001 until May 2002. Prior to that, he served as Vice President, Human Resources at QRS Corporation from January 1999 to February 2001. From January 1982 to January 1999, he served as Vice President, Human Resources at General Electric Medical Systems/Diasonics. Mr. Hammack holds a B.A. degree from San Diego State University.

      Mr. Honardoost joined our company in October, 2000, as Vice President, New Product Introduction and Design, after the merger with HMT. He joined HMT in 1991, and became its Vice President, New Product Development in 1998. He previously held the title of Executive Director, New Product Development for HMT. Prior to HMT, he worked for Nashua Corporation (previously Lin Data Corporation) from 1984 to 1991. Mr. Honardoost holds a B.S. degree in Mechanical Engineering from Fresno State University and an M.S. degree in Thermo/Air Dynamics from San Jose State University.

      Mr. Yamashita joined our company in 1984 as an engineer, and became Vice President, Research and Development in 1995. Mr. Yamashita currently serves as Vice President, Process Development. Mr. Yamashita holds a B.S. degree in Chemistry and a M.S. degree in Materials Science from Stanford University.

      Mr. Brahe has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Brahe is currently affiliated with Tiburon Research, a consulting group he founded in 2001. From 2000 through 2001, and also from 1994 through 1998, he was a partner and portfolio manager for Apodaca Investment Group. From 1998 through 2000, Mr. Brahe served as a principal and also as Director of Research for Preferred Capital Markets. Mr. Brahe holds a B.A. degree from Stanford University.

      Mr. Eyre has served as a member of our Board of Directors since September 1983. Mr. Eyre served as Chairman of the Board from October 2000 to January 2002. He has been Managing Director of Legacy Venture, an organization devoted to amplifying the size and effectiveness of philanthropy. Mr. Eyre has been a private investor for many years and from 1976 to 1987 he served as a founding general partner of Merrill, Pickard, Anderson & Eyre, the pioneering venture capital firm that emerged from Bank of America. He has served on the boards of numerous public and private companies. He is now a board member of or advisor to several non-profit philanthropic organizations. Mr. Eyre holds a B.S. degree from Utah State University and an M.B.A. from Harvard Business School.

      Mr. Subin has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Subin is currently Managing Director and President of Trendex Capital Management, a private investment fund focusing primarily on financially distressed companies, which he formed in 1991. Mr. Subin is also currently a member of the Board of Directors of Nucentrix Broadband Networks, Inc., First Avenue Networks, Inc., New Alliance Insurance Company and TTR Technologies, Inc. Mr. Subin has been actively involved in the formation of, and has served on, official and ad hoc committees of debt and equity security holders in restructuring of companies including The Lionel Corporation, The Zale Corporation, R.I.I., Macy & Co., Interco, Inc., Hillsborough Holdings Corp./ Jim Walter Corp., Morrison Knudsen Corp., Flagstar Cos., Anacomp, Inc., UDC Homes, Inc., Trans World Airlines, Inc., Buenos Aires Embotteladora S.A., Golden Books Family Entertainment, Inc., Boston Chicken, Inc., Iridium LLC, Metricom, Inc., and the Federal Mogul Corporation. Mr. Subin holds a B.A. degree from Brooklyn College.

      Mr. Swimm has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. In 1997 Mr. Swimm retired after enjoying 35 years in the aerospace business, most recently as President of the Lockheed Martin Management and Data Systems Company. Mr. Swimm is a veteran in the business of national security and held key management positions with the U.S. Navy, the Nordem Division of United Aircraft, and General Electric’s Space Division and their Strategic Systems Department. Mr. Swimm has served on the Board of Directors for many companies, including Wam!net, the United Way, the Navy League, the Philadelphia Chamber of Commerce, AFCEA, the Security Affairs Support Association, the Philadelphia Museum of Art and the Philadelphia Opera Company. Mr. Swimm holds a B.A. degree in Liberal Arts and a B.S. degree in Electrical Engineering from Columbia College, and an M.S. in Electrical Engineering from the University of New Mexico.

      Mr. Takata has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Takata is currently the President and CEO of Engage Capital, an independent investment firm. From 1999 through 2001, Mr. Takata served as a Senior Vice President of Equity Research, Technology Group of Gerard Klauer Mattison. From 1994 through 1999, Mr. Takata was a Vice President of Equity Research, Technology of Gruntal & Company, a full service investment firm, and from 1986 to 1991, he was a Manager of Computer Security for Hughes Aircraft Company. Mr. Takata holds a B.S. degree in Business Administration and Finance from California State University in Fresno.

      Mr. Van Wickle has served as a member of our Board of Directors since October 2000 when we merged with HMT. Mr. Van Wickle served as a member of HMT’s Board of Directors from May 1998 to October 2000. Mr. Van Wickle has been President and Chief Executive Officer of Intarsia Corporation, an integrated electronic component design and manufacturing company. Mr. Van Wickle is a 30-year veteran in semiconductor and disk drive manufacturing. From 1974 to 1992, Mr. Van Wickle held management positions at Texas Instruments, Fairchild Semiconductor, AT&T and Micropolis Corporation. From 1992 and prior to joining Intarsia, he was a Vice President in Operations of Dastek, a former subsidiary of Komag; Vice President of Manufacturing at Cypress Semiconductor; and President of Alphatec Electronics Corporation. Mr. Van Wickle holds a B.A. degree from Hobart College.

      Mr. Wechsler has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Wechsler is currently Chairman and Chief Executive Officer of American Equity Partners, Inc., a holding company that was formed in 1992 to specifically focus on the restructuring of financially distressed companies. Mr. Wechsler has held executive officer positions and served as Chairman or on the Board of Directors of many companies, including Mueller Industries, United Press International, AT&T International, ERC Industries, Tandem Staffing Solutions, Accessory Place, Crystal Oil, Jos. A. Bank, Protect Services Industries, and Victoria Station, among others. He has been Administrative Trustee of the Towers Financial Corporation Administrative Trust. He is currently a member of the Board of Directors of Airway Industries, AMC Financial, CFN Liquidating Trust, Galaxy Cable, Tandem Staffing Solutions and Wam!net. Mr. Wechsler is a Certified Public Accountant and holds a B.A. from Queens College and an M.B.A. from Columbia University.

      Dr. Workman has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Dr. Workman is currently the Chief Executive Officer and President of Pillar Data Systems, a post he has held since July 2001. Prior to joining Pillar, Dr. Workman was a Vice President of the Storage Systems Division of IBM. From 1993 to 1995, Dr. Workman served as Chief Technical Officer and Senior Vice President of Connor Peripherals. He has co-authored textbooks on digital control and magnetic recording, numerous publications, and holds 15 patents. Dr. Workman holds a Ph.D. and an M.S. in Electrical Engineering from Stanford University, and a B.S. in Electrical Engineering from U.C. Berkeley.

DESCRIPTION OF MATERIAL INDEBTEDNESS

      The offering of the notes and the concurrent offering by us and certain selling stockholders of an aggregate of 3,500,000 shares of common stock is part of the refinancing transactions pursuant to which we intend to issue the notes and the common stock and terminate our Exit Facility, and use the proceeds from these offerings to redeem (in whole or in part) our Senior Notes.

Exit Facility

      Our Exit Facility provides for advances having a principal amount of up to the lesser of a borrowing base and $15.0 million at any time outstanding, with a $3.0 million letter of credit sub-facility and expires June 30, 2005. As of December 28, 2003, there were no borrowings under the Exit Facility and our borrowing base was approximately $1.9 million. The Exit Facility is secured by a first priority security interest in substantially all of our assets, except in the case of our ownership interest in our foreign subsidiaries, which is limited to a pledge of 65% of such equity interests. Interest is payable monthly in arrears at a rate of 12% per annum on the outstanding principal amount. A commitment fee of $0.3 million was paid in order to obtain the Exit Facility, and there are ongoing unused commitment fees due on a monthly basis at an annual rate of 0.5% on the average unused portion of the $15.0 million facility during the preceding month. We expect to terminate the Exit Facility prior to the closing of this offering and our concurrent equity offering.

Junior Notes

      In accordance with our plan of reorganization, we issued $7.0 million Junior Notes that were subordinated paid-in-kind notes. The Junior Notes were fully subordinated to the Exit Facility and the indenture governing the Senior Notes, and were secured by a security interest in the collateral pledged to secure the Exit Facility and Senior Notes. On October 30, 2003, we sent a redemption notice to the holders of the Junior Notes that we would redeem the Junior Notes. The Junior Notes were redeemed in full on December 2, 2003.

Senior Notes

      We issued a total of $128.8 million of Senior Notes in connection with our reorganization. As of December 28, 2003, the Senior Notes had a cash-pay portion of $63.2 million and a paid-in-kind portion of $52.0 million. The cash-pay portion of the Senior Notes: (i) is due on June 30, 2007; (ii) is payable in quarterly installments over a four-year period on a straight-line basis beginning on July 15, 2003; and (iii) pays interest monthly in arrears in cash, and bears interest at the greater of 8% per annum and a rate per annum equal to the prime rate of interest (which was 4.0% at December 28, 2003) plus three hundred basis points. The paid-in-kind portion of the Senior Notes: (i) is due on June 30, 2007; and (ii) pays interest in-kind monthly in arrears, and bears interest at a rate of 12% per annum. The Senior Notes are secured by a security interest in substantially all of our assets, except in the case of our ownership interest in our foreign subsidiaries, which is limited to a pledge of 65% of such equity interests.

      Under the indenture governing the Senior Notes, we have an obligation to make certain payments with the net proceeds of the issuance of debt or equity securities and the sale of certain assets permitted to be sold under the indenture. All net proceeds from the issuance of such securities or the sale of such assets must first be used to pay down the outstanding balance, if any, under the Exit Facility. In the case of proceeds from the issuance of debt or equity securities, we are required to use 50% of any remaining proceeds to redeem the Senior Notes.

      In order for us to issue the notes pursuant to this offering, the notes must be subordinated and junior to the Senior Notes and must satisfy the conditions set forth in the indenture governing the Senior Notes. Upon the closing of the offering of the notes and the concurrent equity offering, we will promptly mail a redemption notice to the holders of the Senior Notes to redeem all or a portion of the Senior Notes with the proceeds of such offerings.

Intercreditor Arrangement

      The collateral agent under our Exit Facility and the trustee for the Senior Notes entered into an intercreditor arrangement that governs as among them, among other things, the priority of their security interests in our assets. Pursuant to this intercreditor arrangement, the liens granted to secure the Exit Facility have priority over the liens granted to secure the Senior Notes.

DESCRIPTION OF NOTES

      The notes are to be issued under an indenture to be dated as of January 28, 2004, between Komag, Incorporated, as issuer, and U.S. Bank National Association, as trustee. Initially, the trustee will also be paying agent and conversion agent and bid solicitation agent.

      The following description is a summary of the material provisions of the indenture and the notes we are offering pursuant to this prospectus. It does not purport to be complete. We urge you to read the indenture that is filed as an exhibit to the registration statement that includes this prospectus because the indenture, and not this description, defines your rights as a holder of the notes.

      As used in this “Description of Notes” section, references to “Komag,” “we,” “our” or “us” refer solely to Komag, Incorporated and not to our subsidiaries, unless the context otherwise requires.

Brief Description of the Notes

      The notes offered hereby will:

•	be $70,000,000 aggregate principal amount ($80,500,000 in aggregate principal amount if the underwriters exercise in full their over-allotment option);

•	be sold at an issue price of 100% of the principal amount of the notes, which is $1,000 per note, plus accrued interest, if any, from January 28, 2004;

•	bear interest at an annual rate of 2.0% of the principal amount, payable semi-annually, in arrears, on February 1 and August 1 of each year, commencing on August 1, 2004;

•	will be our general unsecured obligations, ranking subordinate in right of payment to all of our existing and future senior indebtedness, effectively subordinate in right of payment to all of the existing and future indebtedness and other liabilities of our subsidiaries, and effectively junior to any of our future secured indebtedness;

•	be convertible by the holder upon satisfaction of one of the conversion contingencies, into shares of our common stock initially at a conversion rate of 37.8788 share of our common stock per $1,000 principal amount of notes (except in connection with conversions following satisfaction of the trading price condition under certain circumstances), which represents an initial conversion price of approximately $26.40 per share, and subject to the adjustments that are described under “— Conversion Rights”;

•	be redeemable by us on or after February 6, 2007, as described in “— Optional Redemption.”;

•	be subject to purchase by us at the holder’s option on February 1, 2011, February 1, 2014, and February 1, 2019 or upon a fundamental change of Komag, as defined under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but not including, the purchase date; and

•	be due on February 1, 2024 unless earlier converted, redeemed by us at our option or purchased by us at a holder’s option on a specified purchase date or upon a fundamental change.

      The indenture does not contain any financial covenants. We are not prohibited from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities under the indenture. You are not protected in the event of a highly leveraged transaction or a change in control of Komag under the indenture, except to the extent described under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change” below.

      No sinking fund is provided for the notes and the notes will be subject to defeasance. The notes will be issued only in registered form, without coupons, in denominations of $1,000 principal amount and whole multiples thereof.

      A holder of notes may present definitive notes for conversion and registration of transfer or exchange at an office or agency of our paying agent in New York City, which shall initially be the principal corporate trust office of U.S. Bank Trust National Association, an affiliate of the trustee currently located at 100 Wall Street, Suite 1600, New York, New York 10005. For information regarding conversion and registration of transfer or exchange of global notes, see “— Form, Denomination and Registration.”

      The notes are new securities for which there is currently no market. The notes will not be listed in any securities exchange or automated quotation system. Accordingly, we cannot assure liquidity of, or trading market for, the notes.

Interest

      The notes will bear interest at an annual rate of 2.0% per year from January 28, 2004. We will pay interest semi-annually in arrears in cash on February 1 and August 1 of each year, beginning August 1, 2004, to the holders of record at 5:00 p.m., New York City time, on the preceding January 15 and July 15, respectively. Interest will be computed semi-annually on the basis of a 360-day year comprised of twelve 30-day months.

      There are certain exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted into our common stock. See “— Conversion Rights.” If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders notes for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date but prior to the corresponding interest payment date and a holder of notes chooses to convert those notes, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

•	We will pay accrued and unpaid interest on notes that are converted into our common stock upon a satisfaction of the trading price condition under certain circumstances.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

•	We will pay interest to a person other than the holder of record on the record date if, in connection with a fundamental change, the fundamental change repurchase date is after a record date but prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being purchased to, but not including, the fundamental change repurchase date to the same person to whom we will pay the principal of those notes.

      At maturity, interest on the definitive notes will be payable at the corporate trust office of the trustee presently located at 633 West 5th Street, 24th Floor, LM-CA-T24T, Los Angeles, CA 90071.

      Interest otherwise payable will cease to accrue on a note upon its maturity, redemption, conversion or purchase by us (including upon a fundamental change).

      Except as provided below, we will pay interest on:

•	global notes to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of more than $5 million by wire transfer in immediately available funds if requested in writing by the holders of those notes, otherwise by check mailed to the holders of these notes; and

•	any definitive notes having an aggregate principal amount of $5 million or less by check mailed to the holders of those notes.

      We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time.

Conversion Rights

General

      A holder may convert all or any portion of such holder’s outstanding notes, subject to the conditions described below, initially at a conversion rate of 37.8788 shares of common stock per $1,000 principal amount of the notes. This reflects an initial conversion price of approximately $26.40. The conversion rate, and thus the conversion price, is subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 principal amount and integral multiples of $1,000.

      A holder may surrender notes for conversion prior to the stated maturity only under the following circumstances:

•	during any conversion period, and only during such conversion period, if on each of at least 20 trading days in the 30 consecutive trading day period ending on the first trading day of the conversion period the closing sale price of our common stock is greater than or equal to 120% of the conversion price in effect on the first trading day of the conversion period; a “conversion period” will be the period from and including the first trading day of any fiscal quarter (beginning with the quarter ending July 4, 2004) up to, but not including, the first trading day of the following fiscal quarter;

•	during the five consecutive business day period following any five consecutive trading-day period at any time prior to February 1, 2019 in which the average trading price for a note was less than 98% of the average of the sale price of our common stock during such five trading-day period multiplied by the then applicable conversion rate; we refer to this condition as the “trading price condition”;

•	if we have called those notes for either provisional or optional redemption; or

•	upon the occurrence of the specified corporate transactions discussed below.

      The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If a holder has exercised its right to require us to purchase its notes as described under “— Purchase of Notes at a Holder’s Option” or “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” the holder may convert its notes only if it withdraws its purchase notice or fundamental change purchase notice, as applicable, prior to 5:00 p.m., New York City time, on the business day immediately preceding the applicable repurchase date.

      We will not issue fractional shares of our common stock upon the conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately prior to the conversion date.

Conversion Upon Satisfaction of Common Stock Price Condition

      A holder will have the right to convert any of its notes during any conversion period, and only during such conversion period, if the closing sale price of our common stock on each of at least 20 trading days in the 30 consecutive trading day period ending on the first trading day of the conversion period is greater than or equal to 120% of the conversion price in effect on the first day of such conversion period. A “conversion period” will be the period from and including the first trading day of any fiscal quarter (beginning with the quarter ending July 4, 2004) up to but not including the first trading day of the following fiscal quarter.

      The initial conversion trigger price per share of our common stock is $31.68. The conversion trigger price reflects the initial conversion price per share of our common stock multiplied by 120%.

      The “closing sale price” of any share of common stock on any date means the closing sale price of a share of common stock (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) on that date as reported by Nasdaq National Market or, if the common stock is not listed on the Nasdaq National Market, as reported by a national securities exchange. If our common stock is not listed and not reported by the Nasdaq National Market or listed for trading on a national securities exchange on the relevant date, the “closing sale price” will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “closing sale price” will be the average of the midpoint of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Satisfaction of Trading Price Condition

      You may surrender your notes for conversion into our common stock during the five business day period after any five consecutive trading day period (the “measurement period”) at any time prior to February 1, 2019 in which the average of the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for such measurement period was less than 98% of the product of the average of closing sale prices of our common stock and the conversion rate (the “trading price condition”); provided that if on the date of any conversion pursuant to the trading price condition the closing sale price of our common stock is greater than or equal to the then conversion price and less than or equal to 120% of the then current conversion price, then you will receive, instead of common stock based on the conversion rate, cash or common stock at our option, with a value equal to the principal amount of your notes (“principal value conversion”). If you surrender your notes for conversion and it is a principal value conversion, we will notify you by the second trading day following the date of conversion whether we will pay the principal amount in cash or common stock. Any common stock delivered upon a principal value conversion will be valued at the greater of the conversion price on the conversion date and the applicable share price (as defined below) as of the conversion date.

      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the underwriters, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the sale price of our common stock on such determination date. The “applicable share price” shall mean the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the notes.

      The trustee will determine the trading price of the notes upon our request. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the average sales price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

Conversion Upon Notice of Redemption

      A holder will have the right to convert any of its notes that we have called for redemption at any time prior to 5:00 p.m., New York City time, on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

      A holder will have the right to convert any of its notes in the event:

•	we distribute to all holders of our common stock certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days, common stock at less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution;

•	we elect to distribute to all holders of our common stock cash or other assets, debt securities or certain rights or warrants to purchase our securities, including the declaration of any cash dividends, payable quarterly or otherwise, which distribution (together with all other distributions covered by this clause within the preceding 12 months not triggering a conversion right) has a per share value exceeding 5% of the closing sale price of the common stock on the business day immediately preceding the declaration date for the distribution; or

•	a fundamental change (as defined under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change”) occurs, whether or not the 105% exception to a fundamental change applies.

      In any such event, a holder may convert any of its notes at any time after we notify holders of such event:

•	in the case of a distribution, until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding the ex-dividend date or the date of our announcement that the distribution will not take place; or

•	in the case of a fundamental change, until 5:00 p.m., New York City time, on the 35th business day after the fundamental change notice (except if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property).

      We will notify holders at least 20 business days prior to the ex-dividend date for the distribution or within 20 business days following the occurrence of a fundamental change (except if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property), as the case may be. In the case of a distribution, a holder of notes may not convert any of its notes if, as a holder of notes, the holder will otherwise participate in the distribution without conversion.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 calendar days prior to the date announced by us as the anticipated effective date of the transaction until 15 calendar days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, the holder can require us to purchase all or a portion of its notes as described under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”

Conversion Procedures

General

      Except as provided in the next paragraph, upon conversion, we will not make any payment or other adjustment for accrued and unpaid interest on the notes.

      If a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, that holder will receive on the interest payment date interest accrued and unpaid on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming it was the holder of record on the corresponding record date.

      However, at the time the holder surrenders any notes for conversion, it must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply to notes that are converted after being called by us for redemption, or subject to repurchase upon a fundamental change, after a record date for an interest payment date but prior to the corresponding interest payment. If in such case prior to the redemption date or repurchase date, as the case may be, a holder chooses to convert its notes, the holder will not be required to pay us at the time it surrenders its notes for conversion the amount of interest on the notes it would have received, but for the conversion, on the date that has been fixed for redemption or repurchase, as the case may be.

      Except as described under “— Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

      A holder will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if that holder exercises its conversion rights, but it will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than its own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by such holder have been paid.

Procedures

      To convert interests in a global note, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

      To convert a definitive note, a holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents;

•	pay all funds required, if any, relating to interest on the note to be converted to which it is not entitled; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date.

      A certificate for the number of full shares of common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder, as soon as practicable.

      In the event of a fundamental change, if a holder has submitted any or all of its notes for repurchase, a holder’s conversion rights on the notes so subject to repurchase will expire at 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date, unless we default in the payment of the repurchase price. If a holder has submitted any note for repurchase, such note may be converted only if a holder submits a notice of withdrawal, and if the note is a global note, complies with appropriate DTC procedures.

      In the event that we implement a rights plan, such rights plan will provide that a holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of applicable conversion, subject to limited exceptions, and there will be no adjustment to the conversion rate in these circumstances.

Conversion Rate Adjustments

      We will adjust the conversion rate if any of the following events occur:

1. we issue shares of common stock as a dividend or distribution to all or substantially all holders of our common stock;

2. we subdivide, combine or reclassify our common stock;

3. we issue to all or substantially all holders of our common stock certain rights or warrants to purchase our common stock, or securities convertible into or exchangeable or exercisable for our common stock, for a period expiring within 60 days at less than the closing sale price of our common stock on the business day immediately preceding the date of the announcement of such issuance, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

4. we distribute to all or substantially all holders of our common stock shares of our capital stock or evidences of our indebtedness or assets, including securities, but excluding:

•	dividends or distributions listed in (1) or (2) above;

•	rights or warrants listed in (3) above;

•	capital stock distributions listed in (5) below;

•	dividends and distributions in connection with reclassification, change, consolidation, merger, combination, sale or convergence resulting in a change in the conversion consideration pursuant to the next succeeding paragraph; and

•	cash dividends or distributions listed in (6) below;

5. we distribute to all or substantially all holders of our common stock shares of capital stock of one of our subsidiaries, with such adjustment, if any, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution;

6. we distribute to all or substantially all holders of our common stock any cash, including quarterly cash dividends; or

7. we or one of our subsidiaries make purchases of our common stock pursuant to a tender offer or exchange offer for our common stock.

      Notwithstanding the foregoing, adjustments to the conversion rate resulting from any quarterly cash dividends may not cause the conversion rate (as adjusted for any other adjustment) to exceed the quotient obtained by dividing the principal amount of a note by the sale price of our common stock on the trading day immediately preceding the date on which we issue the notes.

      In the event of any:

•	reclassification or change of our common stock;

•	consolidation, merger or binding share exchange involving us; or

•	sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of a note holder’s notes, such note holder will be entitled to receive the same type of consideration which such note holder would have been entitled to receive if such noteholder had converted the notes into our common stock immediately prior to any of these events.

      A holder of notes may, in certain circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See “Material U.S. Federal Income Tax Considerations — Tax Consequences to United States Holders — Constructive Dividends.”

      To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors determines that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any distribution of common stock or similar event.

      We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible, exchangeable or exercisable securities or rights to purchase our common stock or convertible, exchangeable or exercisable securities.

Subordination

      The payment of the principal of and interest on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness of Komag, whether outstanding on the issuance date or thereafter incurred. The notes also will be effectively subordinated to the indebtedness and other liabilities of the subsidiaries of Komag. In addition, the notes will be effectively junior to our secured indebtedness, if any, to the extent of the security.

      If payment of the notes is accelerated because of an event of default, we must promptly notify the holders of the senior indebtedness.

      Upon any distribution to creditors of Komag in liquidation or dissolution of Komag or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Komag, any assignment for the benefit of creditors or any marshaling of Komag’s assets and liabilities, the holders of senior indebtedness would be entitled to receive payment in full in cash of all obligations due in respect of such senior indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable senior indebtedness, whether or not a claim for such interest would be allowed) before the holders of the notes will be entitled to receive any payment with respect to the notes.

      As a result of these subordination provisions, in the event of our bankruptcy, dissolution, liquidation, insolvency or reorganization, holders of senior indebtedness may recover more, ratably, and holders of the notes may recover less, ratably, than our other creditors.

      We also may not make any payment with respect to the notes if:

•	a default in the payment of senior indebtedness occurs and continues beyond any grace period;

•	any other default occurs and continues with respect to designated senior indebtedness that permits holders of designated senior indebtedness or their representatives to accelerate its maturity, and the trustee receives a payment blockage notice from the holders of designated senior indebtedness or their representatives; or

•	any judicial proceeding shall be pending with respect to any payment default or non-payment default.

      We may and shall resume payments with respect to the notes:

•	in the case of payment default, the date on which such default is cured or waived or ceases to exist; and

•	in the case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 calendar days after the receipt of the payment blockage notice.

      No new period of payment blockage pursuant to a payment blockage notice may start unless 365 calendar days have elapsed since the effectiveness of the prior payment blockage notice.

      No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made, the basis for a subsequent payment blockage notice.

      The subordination provisions will not prevent the occurrence of any event of default under the indenture.

      If the trustee, the paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash of all unpaid senior indebtedness.

      The notes are obligations exclusively of Komag. Since substantially all of our operations are conducted through subsidiaries, our cash flow and our ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and any distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of those subsidiaries. Consequently, the right of the holders of the notes to participate in those assets will be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities (other than indebtedness and other liabilities owed to us).

      As of December 28, 2003, Komag had $0.9 million in senior indebtedness, after giving effect to the redemption of our Senior Notes from the proceeds from this offering, while its subsidiaries had approximately $44.3 million in indebtedness (excluding intercompany liabilities and liabilities of the type not required to be recorded on the balance sheet in accordance with GAAP). The indenture will not limit the amount of additional indebtedness including senior indebtedness, that we may incur, nor will it limit the amount of indebtedness or other liabilities that any of our subsidiaries may incur. Such indebtedness may be substantial.

      As used here:

      “designated senior indebtedness” means our obligations under the indenture for its Senior Notes and any other senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document pay place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Komag or to only a portion thereof;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and other liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such lease property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

      “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same bases or junior to the notes; and

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Payment at Maturity

      At the maturity date, each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000, and accrued and unpaid interest to, but not including, the maturity date.

Sinking Fund

      No sinking fund is provided for the notes.

Optional Redemption

      On or after February 6, 2007, we may redeem the notes for cash on at least 20 days and not more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Period	Redemption Price

Beginning on February 6, 2007 and ending on January 31, 2008	101.143%
Beginning on February 1, 2008 and ending on January 31, 2009	100.857%
Beginning on February 1, 2009 and ending on January 31, 2010	100.571%
Beginning on February 1, 2010 and ending on January 31, 2011	100.286%
Beginning on February 1, 2011 and thereafter	100.000%

      In each case, we will pay accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the holder of record on the record date for such interest payment. If redemption notice is given and funds deposited as required, then interest will cease to accrue on or after the redemption date on the notes or portion of such notes called for redemption.

Partial Redemption

      If we decide to redeem fewer than all of the outstanding notes (pursuant to either a provisional or optional redemption), the trustee will select the notes to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

      If the trustee selects a portion of a holder’s notes for partial redemption and such holder converts a portion of its notes, the converted portion will be deemed to be from the portion selected for redemption.

Purchase of Notes at a Holder’s Option

      Holders have the right to require us to purchase all or a portion of their notes for cash on February 1, 2011, February 1, 2014 and February 1, 2019 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, as described in the “Risk Factors” section of this Prospectus under the caption “We may be unable to repay or purchase the principal amount of the notes,” we may not have funds sufficient to purchase notes when we are required to do so.

      The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to, but excluding, the purchase date.

      On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

      Simultaneously with providing such notice, we will either publish a notice containing this information in a newspaper of general circulation in the city of New York or publish the information on our web site or through such other public medium as we may use at that time.

      A notice electing to require us to purchase a holder’s notes must state:

•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

      No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

      A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

      If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

      A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. A holder will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Purchase of Notes at a Holder’s Option Upon a Fundamental Change

      If a fundamental change occurs, as defined below, a holder will have the right to require us to purchase for cash all or any part of the notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest up to, but excluding, the fundamental change purchase date. Notes submitted for purchase must be $1,000 or an integral multiple thereof.

      On or before the 20th calendar day after the occurrence of a fundamental change, we will make a public announcement that a fundamental change has occurred and will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things, the procedures that holders must follow to require us to purchase the notes and the date of the fundamental change.

      Simultaneously with providing such notice, we will either publish a notice containing this information in a newspaper of general circulation in the city of New York or publish the information on our website or through such other public medium as we may use at that time.

      To exercise the purchase right, a holder must deliver, on or before the 30th business day after the date of our notice of a fundamental change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. The purchase notice must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

      If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

      A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes, in integral multiples of $1,000;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

      We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant fundamental change subject to extension to comply with applicable law. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and any previously accrued and unpaid interest upon delivery or transfer of the notes).

      A fundamental change will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” (as such terms are used in Sections l3(d) and l4(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of our total outstanding voting stock that is entitled to vote generally in elections of directors, other than an acquisition by us or any of our wholly-owned subsidiaries;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election to such board or whose nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office;

•	we consolidate with or merge with or into any person or convey, transfer, sell, or otherwise dispose of or lease all or substantially all of our assets to any person, or any corporation consolidates with or merges into or with us, other than:

•	any transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; or

•	any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock of the surviving entity or a direct or indirect parent of the surviving corporation;

•	we are liquidated or dissolved or adopt a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “— Consolidation, Merger and Sale of Assets”; or

•	our common stock ceases to be quoted on the Nasdaq National Market and is not listed on an established national securities exchange or automated over-the-counter trading market in the United States.

      However, a fundamental change will not be deemed to have occurred if either:

(1) the closing sale price of our common stock for each of at least five trading days within:

•	the period of ten consecutive trading days immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change resulting solely from a fundamental change under the first bullet point above; or

•	the period of ten consecutive trading days immediately preceding the fundamental change, in the case of a fundamental change under the second, third and fourth bullet points above;

is at least equal to 105% of the quotient where the numerator is the principal amount and the denominator is the conversion rate in effect on each of those five trading days (the foregoing is referred to as the “105% exception”); or

(2) in the case of a merger or consolidation, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenter’s appraisal rights, in the merger or consolidation constituting the fundamental change, consists of shares of common stock, depositary receipts, ordinary shares or other certificates representing common equity interests traded on a United States national securities exchange or quoted on the Nasdaq National Market system (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the notes become convertible solely into such shares of common stock, depositary receipts, ordinary shares or other certificates representing common equity interests.

      For purposes of this fundamental change definition, “voting stock” means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

      The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under New York law, which governs the indenture and the notes, or under the laws of Delaware, our state of incorporation. Accordingly, a holder’s ability to require us to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

      Pursuant to the indenture, we will:

•	comply with the provisions of Rule 13e-4 and Rule 14e-l, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule if required under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a fundamental change.

      This fundamental change purchase feature may make it more difficult or discourage a takeover of us and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of our capital stock with the intent to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between us and the initial purchasers.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited under the indenture from incurring additional debt. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      If a fundamental change were to occur, we may not have sufficient funds to pay the fundamental change purchase price for the notes tendered by holders. In addition, we currently have outstanding indebtedness and we may in the future incur debt that has similar fundamental change provisions that permit holders of this debt to accelerate or require us to purchase this debt upon the occurrence of events similar to a fundamental change. Our failure to repurchase the notes upon a fundamental change will result in an event or default under the indenture.

Consolidation, Merger and Sales of Assets

      The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all or our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person (if other than Komag) assumes all of our obligations under the notes and the indenture under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	we or such successor is not then, or immediately thereafter, in default under the indenture, unless the transaction is solely between Komag and a wholly-owned direct or indirect subsidiary; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger or disposition, we have delivered to the trustee an officers’ certificate and an opinion of counsel with respect thereto as provided for in the indenture.

      Upon any such consolidation, merger or disposition in accordance with the foregoing, the successor corporation formed by such consolidation or share exchange or into which we are merged or which such person formed by such consolidation or share exchange or to which such conveyance, sale, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default

      Each of the following constitutes an event of default under the indenture:

•	our failure to pay the principal amount of the notes when due and payable, whether at maturity or upon acceleration, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay any accrued and unpaid interest on the notes when due and payable, and continuance of such default for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to convert notes upon exercise of a holder’s conversion right in accordance with the terms of the indenture;

•	our failure to redeem notes after we have exercised either our provisional or optional redemption option, whether or not a redemption payment is prohibited by the subordination provisions of the indenture;

•	our failure to purchase all or any part of the notes in accordance with the provisions of “— Purchase of Notes at a Holder’s Option” or “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to provide notice in the event of a fundamental change;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an outstanding amount of principal, interest and premium in excess of $10.0 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged and such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture; and

•	the following events of bankruptcy, insolvency or liquidation or similar reorganization with respect to us or any significant subsidiaries:

•	commencement of a voluntary case or proceeding under the meaning of any bankruptcy law;

•	consent to the entry of any order for relief in an involuntary proceeding, or consent to the commencement of any case against us;

•	consent to the appointment of a custodian;

•	a general assignment for the benefit of creditors;

•	the filing for a petition in bankruptcy or an answer or consent seeking reorganization or relief;

•	consent to the filing of a petition or the appointment of or taking possession by a custodian; or

•	a court of competent jurisdiction enters an order or decree under any bankruptcy law for:

•	relief against us or a significant subsidiary in an involuntary case or proceeding, or adjudicates that Komag or a significant subsidiary is insolvent or bankrupt;

•	the appointment of a custodian of Komag or a significant subsidiary, or any substantial part of our property; or

•	the winding up or liquidation with respect to us or a significant subsidiary, and that order or decree remains unstayed and in effect for 60 days.

      The indenture will provide that the trustee shall, within 90 days of the occurrence of a default (or within 15 days after it is known to the trustee, if later), give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under the first, second, fourth or fifth bullets above.

      If certain events of default specified in the last bullet point above shall occur and be continuing with respect to us, then automatically the principal amount of the notes plus accrued and unpaid interest through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “— Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at the principal amount of the notes plus accrued and unpaid interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration accelerating the notes and the amounts due thereunder may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      Except with respect to a default in the payment of the principal of, or any accrued and unpaid interest on any note, redemption price, purchase price or fundamental change purchase price of any note, or in respect of a failure to convert any note into common stock as required, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding, the holders of not less than a majority in aggregate principal amount of the notes outstanding may on behalf of the holders of all the notes waive any past default under the indenture and rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court or competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture and as to any default in the performance of such obligations.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

      The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change (in addition to the written consent or the affirmative vote of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding) to:

•	change the maturity of any note or the payment date of any installment of interest payable on any notes;

•	reduce the principal amount, redemption price or purchase price of, or interest on, any note;

•	change the currency of payment of principal, redemption price or purchase price of, or interest on, any note;

•	impair or adversely effect the manner of calculation or rate of accrual of interest on any note,

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify our obligation to maintain a paying agent in the city of New York;

•	impair or adversely affect the conversion rights or purchase rights of any holders of notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	modify the subordination provisions in the indenture in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to waive past defaults.

Changes Requiring Majority Approval

      The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

Changes Requiring No Approval

      The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, to, among other things:

•	add to our covenants for the benefit of the holders of notes;

•	provide the Trustee with a lien in accordance with the terms of the indenture;

•	surrender any right or power conferred upon us;

•	add guarantees;

•	secure the notes;

•	provide for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	provide for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer, sale, lease or other disposition;

•	increase the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	if the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to the amendment of the Trust Indenture Act or to effect the changes or elimination required by the Trust Indenture Act, and we and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to effect or evidence the same;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture or make any other provision with respect to matters or questions arising under the indenture which we may deem necessary or desirable and which shall not be inconsistent with provisions of the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence the succession of another person to us or any other obligor upon the notes, and the assumption by any such successor of the covenants of us or such other obligor under the indenture and the notes, in each case in compliance with the provisions of the indenture;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

      However, no modification or amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of senior indebtedness then outstanding unless the holders of such senior indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

      The holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain provisions of the indenture relating to the notes, unless (1) we fail to pay principal or interest on any note when due, (2) we fail to convert any note into common stock as required by the indenture, or (3) we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note.

      Any notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Form, Denomination and Registration

Denomination and Registration

      The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note

      Notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee.

      Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal, redemption price, purchase price, fundamental change purchase price and accrued interest on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of the Company, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC’s current practice, upon receipt of any payment of principal, redemption price, purchase price, fundamental change purchase price or accrued interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If a holder would like to convert its notes pursuant to the terms of the notes, the holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

      DTC has advised us that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates.

      Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. We will cause notes to be issued in definitive registered form in exchange for the global notes if:

•	DTC is at any time unwilling or unable to continue as depositary or if at any time ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

•	an event of default under the indenture occurs and is continuing and the registrar has received a request from DTC that the notes be issued in definitive registered form. None of Komag, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Transfer and Exchange

      A holder may transfer or exchange the notes in accordance with the indenture. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. We are not required to transfer or exchange any note in respect of which a fundamental change purchase notice has been given and not withdrawn by the holder thereof.

Satisfaction and Discharge

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or the conversion agent, as the case may be, after the notes have become due and payable, whether at maturity, any redemption date, any purchase date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Governing Law

      The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Transfer Agent and Registrar

      U.S. Bank National Association, as trustee, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. U.S. Bank National Association or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

      Wells Fargo Bank Minnesota, N.A. is the transfer agent and registrar for our common stock.

Calculations in Respect of Notes

      We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market price of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Repurchase and Cancellation of Notes

      We may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us, to the extent permitted by law, may be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at the expense of the holder upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

UNITED STATES FEDERAL TAX CONSIDERATIONS

      This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to “U.S. Holders” that purchase notes in the initial offering at their issue price and hold the notes or common stock as “capital assets” (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. Holders if they are (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of notes or shares of common stock that is not a U.S. Holder. This summary describes some, but not all, of the special rules applicable to Non-U.S. Holders. If a partnership or other flow-through entity is a beneficial owner of a note (or common stock acquired upon conversion or exchange of a note), the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as brokers, dealers or traders in securities or persons who enter into a straddle, hedging, conversion, integrated or constructive sale transaction with respect to the notes or common stock. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

Taxation of Interest

      U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument. We believe that the notes will not be issued with original issue discount.

Sale, Exchange, Redemption or Other Disposition of the Notes

      A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Conversion of the Notes

      A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder’s holding period for the stock will include the period during which he held the note.

Dividends

      We have not historically paid dividends. However, if after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a taxable dividend, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received. For taxable years beginning after December 31, 2002 and before January 1, 2009, subject to certain exceptions, dividends received by individual shareholders would generally be taxed at the same preferential rates that apply to long-term capital gain.

      The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Sale of Common Stock

      A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

Taxation of Interest

      Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, directly or indirectly, at least 10 percent of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

      In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock. Even if the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might not be subject to withholding tax at a 30 percent rate, or might be subject to withholding tax at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. holder’s country of residence.

      The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flowthrough entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Sale, Exchange, Redemption or Other Disposition of Notes

      Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

      The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

      A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “Special Tax Rules Applicable to Non-U.S. Holders — Sale of Common Stock” below.

Dividends and Other Potential Withholding

      Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “— U.S. Holders — Dividends” above) will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under “— Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

Sale of Common Stock

      Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “Special Tax Rules Applicable to Non-U.S. Holders — Sale, Exchange or Redemption of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

      The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain would probably be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

      The estates of nonresident alien individuals (as defined for federal estate tax purposes) are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “— Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.” Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

      The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

      Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

      Payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “— Special Rules Applicable to Non-U.S. Holders — Taxation of Interest.” We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under “— Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest” and “— Special Tax Rules Applicable to Non-U.S. Holders — Dividends and Other Potential Withholding.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

      Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business. Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

      Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

      THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

      Under the terms and subject to the conditions set forth in an underwriting agreement, dated the date hereof, we have agreed to sell to each of the underwriters named below, and each of the underwriters for whom Bear, Stearns & Co. Inc., Piper Jaffray & Co., Needham & Company Inc. and Thomas Weisel Partners LLC are acting through their representatives have severally agreed to purchase from us, the principal amount of the notes set forth below opposite their respective names.

Underwriters	Principal Amount

Bear, Stearns & Co. Inc.	$38,500,000
Piper Jaffray & Co.	24,500,000
Needham & Company, Inc.	3,500,000
Thomas Weisel Partners LLC	3,500,000

Total	$70,000,000

      This offering is a firm commitment underwritten offering and the underwriters are obligated to take and pay for the entire amount of the notes if any are purchased, other than the notes covered by the option described below. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes is subject to approval of legal matters by their counsel, including regarding the validity of the notes, and other conditions contained in the underwriting agreement such as the receipt by the underwriters of officer’s certificates from us and opinions from our counsel.

      The underwriting agreement provides that we indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters may be required to make in respect thereof. The notes are new securities for which there currently is no market. We do not intend to list the notes on any securities exchange. We have been advised by the underwriters that they intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or development of a trading market for, the notes.

      The underwriters propose to offer some of the notes to the public at the public offering price set forth on the cover page of this prospectus and some of the notes to certain dealers at the public offering price less a concession of not in excess of 1.8% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.01% of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

      We have granted to the underwriters an option to purchase, within 30 days of the date of this prospectus, up to $10,500,000 in additional principal amount of notes at the initial offering price less the discount to the underwriters.

      We and each of our executive officers and directors and each of the selling stockholders have agreed for a period of 90 days after the date of this prospectus, subject to specified exceptions, not to issue, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of, make any short sale or maintain any short position, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position,” or otherwise enter into any swap, derivative transaction or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of common stock, whether or not such transaction is to be settled by delivery of common stock, other securities, cash or other consideration, or otherwise dispose of, any common stock, or any securities convertible into, exercisable or exchangeable for common stock, or interest therein of ours or of any of our subsidiaries without the prior consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements. The foregoing restrictions will not apply to the sale of notes in this offering and issuances of common stock as part of any conversion of the notes or exercise of put rights, the sale of common stock in our concurrent public offering of common stock, or the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans.

      The expenses of the offering and the concurrent common stock offering, other than underwriting discounts and commissions referred to above, are estimated at $1.1 million and are payable entirely by us.

      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the notes offered by this prospectus in any jurisdiction where action for that purpose is required. The notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restriction relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy the notes offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. The underwriters may allocate a number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than any prospectus made available in electronic format as described above, the information on any web site containing the prospectus is not intended to be a part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by investors.

      In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes and the shares of our common stock. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes or the shares of our common stock. If the underwriters create a short position in the notes in connection with this offering (that is, if they sell more notes than are set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing notes in the open market. The underwriters may also elect to reduce any short position by exercising all or part of their option to purchase, in the aggregate, up to $10,500,000 in additional notes described above. In general, purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or the shares of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued with or without notice.

      In the ordinary course of business, certain of the underwriters or their affiliates have engaged and may in the future engage in various financing, commercial banking and investment banking transactions with, and provide financial advisory services to us and our affiliates, for which they have received, and may receive customary fees and expenses. Bear, Stearns & Co. Inc., Piper Jaffray & Co., Needham & Company, Inc. and Thomas Weisel Partners LLC are the underwriters with respect to our concurrent public offering of common stock. Approximately $6.8 million of our outstanding Senior Notes held by Bear, Stearns & Co. Inc. will be repaid with a portion of the net proceeds from this offering and the concurrent offering of shares of our common stock.

LEGAL MATTERS

      The validity of the notes, and the underlying common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements and schedule of Komag, Incorporated as of December 29, 2002, and December 30, 2001, and for the six-month periods ended December 29, 2002 and June 30, 2002, and for the year ended December 30, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG LLP’s report dated January 16, 2003, except as to Note 17, which is as of February 25, 2003, contains two explanatory paragraphs. The first paragraph states that effective as of the beginning of the 2002 fiscal year, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The second paragraph states that the Company’s plan of reorganization under chapter 11 of the United States Bankruptcy Code became effective on June 30, 2002. As a result of the adoption of “fresh-start” reporting in accordance with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” the consolidated financial statements as of and for the six-month period ended December 29, 2002, are presented on a different reporting basis than the periods before emergence from bankruptcy, and are therefore not comparable.

      The consolidated statements of operations, stockholders’ equity, and cash flows of Komag, Incorporated for the year ended December 31, 2000 appearing in Komag, Incorporated’s Annual Report (Form 10-K) for the year ended December 29, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Komag, Incorporated’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act of 1933, a registration statement on Form S-3 relating to the notes offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the notes we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission’s regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information at http://www.sec.gov regarding registrants that file electronically with the Securities and Exchange Commission.

      We file periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of our periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

Investor Relations

Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131
(408) 576-2000

      We intend to provide our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information in compliance with the requirements of the rules and regulations promulgated by the Securities Exchange Commission.

      Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We incorporate by reference into this prospectus the documents listed below, except as modified or superseded by statements contained in this prospectus or in any other document that we file after the date of this prospectus that also is or is deemed to be incorporated by reference.

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 29, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003;

•	our Form 8-K filed on December 19, 2003; and

•	the description of our common stock contained in our Registration Statement on Form S-1/A, as filed with the SEC on October 4, 2002.

      All documents that we file after the date of this prospectus pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, shall be deemed to be incorporated by reference into this prospectus. All such documents that we file after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

      You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Page

Condensed consolidated statements of operations, three and nine months ended September 28, 2003, three months ended September 29, 2002, and six months ended June 30, 2002.	F-2
Condensed consolidated balance sheets, September 28, 2003 and December 29, 2002	F-3
Condensed consolidated statements of cash flows, nine months ended September 28, 2003, three months ended September 29, 2002, and six months ended June 30, 2002.	F-4
Notes to condensed consolidated financial statements	F-5

KOMAG, INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)
(unaudited)

					Predecessor
	Successor Company				Company

	Three Months	Three Months	Nine Months	Three Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	Sep 28, 2003	Sep 29, 2002	Sep 28, 2003	Sep 29, 2002	Jun 30, 2002

Net sales	$109,199	$70,241	$320,061	$70,241	$111,955
Cost of sales	83,840	62,853	249,090	62,853	110,397

Gross profit	25,359	7,388	70,971	7,388	1,558
Operating expenses:
Research, development and engineering	10,778	8,708	31,089	8,708	18,796
Selling, general, and administrative	4,717	4,235	13,317	4,235	8,256
Gain on disposal of assets	(792)	(70)	(1,870)	(70)	(2,138)
Restructuring/impairment charges	—	740	—	740	4,318
In-process research and development	—	6,784	—	6,784	—

	14,703	20,397	42,536	20,397	29,232

Operating income (loss)	10,656	(13,009)	28,435	(13,009)	(27,674)
Other income (expense):
Interest income	103	66	343	66	193
Interest expense	(3,351)	(3,226)	(10,095)	(3,226)	—
Other income, net	83	2,068	307	2,068	397,009

	(3,165)	(1,092)	(9,445)	(1,092)	397,202

Income (loss) before reorganization costs, income taxes, minority interest/ equity interest in net loss of related companies, and cumulative effect of change in accounting principle	7,491	(14,101)	18,990	(14,101)	369,528
Reorganization costs, net	—	—	—	—	6,511
Provision for (benefit from) income taxes	(2,452)	304	(607)	304	719

Income (loss) before minority interest/ equity interest in net loss of related companies, and cumulative effect of change in accounting principle	9,943	(14,405)	19,597	(14,405)	362,298
Minority interest/equity interest in net loss of related companies	—	—	—	—	(2,374)

Income (loss) before cumulative effect of change in accounting principle	9,943	(14,405)	19,597	(14,405)	359,924
Cumulative effect of change in accounting principle	—	—	—	—	(47,509)

Net income (loss)	$9,943	$(14,405)	$19,597	$(14,405)	$312,415

Basic net income (loss) per share	$0.42	$(0.63)	$0.84	$(0.63)

Diluted net income (loss) per share	$0.40	$(0.63)	$0.81	$(0.63)

Number of shares used in basic per share computation	23,558	22,826	23,457	22,826

Number of shares used in diluted per share computation	24,860	22,826	24,252	22,826

See notes to condensed consolidated financial statements.

KOMAG, INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Sep 28, 2003	Dec 29, 2002(*)

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$47,660	$23,520
Accounts receivable (less allowances of $1,545 and $1,101, respectively)	61,688	46,241
Inventories	21,405	14,925
Prepaid expenses and deposits	2,881	2,288

Total current assets	133,634	86,974
Property, plant and equipment, net	181,011	196,414
Land and buildings held for sale	24,600	24,600
Intangible assets, net	6,604	9,142
Other assets	70	70

	$345,919	$317,200

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$20,242	$10,229
Trade accounts payable	37,169	35,371
Accrued expenses and other liabilities	19,226	13,717

Total current liabilities	76,637	59,317
Long-term debt	119,599	129,923

Total liabilities	196,236	189,240
Stockholders’ equity:
Common stock	237	232
Additional paid-in capital	172,282	171,876
Deferred stock-based compensation	(514)	(2,229)
Accumulated deficit	(22,322)	(41,919)

Total stockholders’ equity	149,683	127,960

	$345,919	$317,200

*	The balance sheet at December 29, 2002 was derived from the audited consolidated financial statements at that date.

See notes to condensed consolidated financial statements.

KOMAG, INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
(unaudited)

			Predecessor
	Successor Company		Company

		Three
	Nine Months	Months	Six Months
	Ended	Ended	Ended
	Sep 28, 2003	Sep 29, 2002	Jun 30, 2002

Operating Activities:
Net income (loss)	$19,597	$(14,405)	$312,415
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on extinguishments of liabilities subject to compromise and revaluation of assets and liabilities pursuant to fresh-start reporting	—	—	(396,376)
Cumulative effect of change in accounting principle	—	—	47,509
Impairment charges related to property, plant, and equipment	—	—	216
Depreciation and amortization on property, plant, and equipment	29,998	12,729	25,998
Amortization of intangible assets	2,809	926	3,609
Amortization of deferred stock-based compensation	1,697	—	—
In-process research and development expense	—	6,784	—
Non-cash interest charges	5,001	1,514	—
Gain on disposal of assets	(1,870)	(70)	(2,138)
Minority interest/equity interest in net loss of related companies	—	—	2,374
Changes in operating assets and liabilities:
Accounts receivable, net	(15,447)	(9,141)	4,234
Inventories	(6,480)	(1,619)	(2,069)
Prepaid expenses and deposits	(593)	397	(1,480)
Trade accounts payable	1,798	9,286	5,870
Accrued expenses and other liabilities	5,509	(7,584)	1,693

	42,019	(1,183)	1,855
Reorganization costs, net	—	—	6,511

Net cash provided by (used in) operating activities	42,019	(1,183)	8,366
Investing Activities:
Acquisition of property, plant, and equipment	(14,655)	(3,033)	(6,855)
Purchases of short-term investments	—	—	(338)
Proceeds from short-term investments at maturity	—	338	335
Proceeds from disposal of assets	1,930	148	3,043
Investment in intangible assets	(271)	(150)	(70)
Changes in deposits and other assets	—	21	29

Net cash used in investing activities	(12,996)	(2,676)	(3,856)
Financing Activities:
Proceeds from issuance of common stock	429	—	—
Payment of debt	(5,312)	(165)	—

Net cash used in financing activities	(4,883)	(165)	—

Increase (decrease) in cash and cash equivalents	24,140	(4,024)	4,510
Cash and cash equivalents at beginning of period	23,520	21,996	17,486

Cash and cash equivalents at end of period	$47,660	$17,972	$21,996

See notes to condensed consolidated financial statements.

KOMAG, INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
September 28, 2003

Note 1.	Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation of the condensed consolidated financial position, operating results, and cash flows for the periods presented, have been included. Operating results for the nine-month period ended September 28, 2003, are not necessarily indicative of the results that may be expected for the year ending December 28, 2003.

      Komag, Incorporated (KUS) filed a voluntary petition for reorganization under chapter 11 of the United States Bankruptcy Code on August 24, 2001 (the Petition Date). The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition related only to the Company’s U.S. corporate parent, KUS, and did not include any of its subsidiaries.

      KUS proposed, and in May 2002 the Bankruptcy Court confirmed, the Further Modified First Amended Plan of Reorganization (the Plan), which became effective on June 30, 2002. KUS emerged from bankruptcy on that date. In accordance with Statement of Position 90-7 (SOP 90-7), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants, the Company adopted fresh-start reporting and reflected the effects of the adoption in the condensed consolidated financial statements for the six months ended June 30, 2002. Fresh-start reporting requires the recording of assets and liabilities at fair value, and requires the recording of stockholders’ equity based on the reorganization (enterprise) value.

      As a result of the adoption of fresh-start reporting, the condensed consolidated statements of operations and statements of cash flows for periods ended after June 30, 2002 are prepared on a basis of accounting that is different from that utilized for periods ended prior to June 30, 2002. Therefore, the Company’s condensed consolidated statements of operations and cash flows for the six months ended June 30, 2002, are presented as the predecessor company and for the three months ended September 29, 2002, as the successor company, and are not comparable to condensed consolidated statements of operations and cash flows for the nine months ended September 28, 2003.

      Certain reclassifications have been made to prior period balances in order to conform to the current period presentation.

      Fiscal Year: The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. The three-month reporting periods included in this report consisted of 13 weeks.

      Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market, and consist of the following (in thousands):

	Sep 28, 2003	Dec 29, 2002

Raw materials	$11,768	$9,281
Work in process	6,030	2,350
Finished goods	3,607	3,294

	$21,405	$14,925

KOMAG, INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock-Based Compensation: The Company uses the intrinsic value method to account for employee stock-based compensation. The intrinsic value method is in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost is recorded on the date of grant to the extent that the fair value of the underlying share of common stock exceeds the exercise price for a stock option or the purchase price for a share of common stock.

      In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of SFAS No. 123, the Company provides pro forma disclosure of the effect on net income and earnings per share had the fair value method, as prescribed by SFAS No. 123, been used.

      The following table reflects the effect on the Company’s net income (loss) and income (loss) per share after emergence from bankruptcy (the Successor Company) for the three and nine months ended September 28, 2003, the three months ended September 29, 2002, and on the Company’s net income prior to emergence from bankruptcy (the Predecessor Company) for the six months ended June 30, 2002, had the fair value method been applied to all outstanding and unvested awards.

      Upon emergence from chapter 11 on June 30, 2002, the Company had a significant change in the structure of stockholders’ equity. Accordingly, earnings per share of the Predecessor Company are not presented, as the amounts are not meaningful. The table is in thousands, except per share data.

					Predecessor
	Successor Company				Company

	Three Months	Three Months	Nine Months	Three Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	Sep 28, 2003	Sep 29, 2002	Sep 28, 2003	Sep 29, 2002	Jun 30, 2002

Net income (loss), as reported	$9,943	$(14,405)	$19,597	$(14,405)	$312,415
Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects	297	—	1,697	—	—
Deduct: Stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(1,333)	—	(3,346)	—	(4,895)

Pro forma net income (loss)	$8,907	$(14,405)	$17,948	$(14,405)	$307,520

Net income (loss) per share:
Basic — as reported	$0.42	$(0.63)	$0.84	$(0.63)

Diluted — as reported	$0.40	$(0.63)	$0.81	$(0.63)

Basic — pro forma	$0.38	$(0.63)	$0.77	$(0.63)

Diluted — pro forma	$0.36	$(0.63)	$0.74	$(0.63)

      For pro forma disclosure purposes, the Company used the Black-Scholes option pricing model to estimate the fair value of each option and stock purchase right grant on the date of grant.

      The following assumptions were used to estimate the fair value of option grants in the first and third quarters of 2003 (there were no grants in the second quarter of 2003): risk-free interest rates of 2.68% and 2.54%, respectively; volatility factors of the expected market price of the Company’s common stock of 87.1%

KOMAG, INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 85.5%, respectively; and a weighted-average expected option life of four years. The weighted average fair values of options granted during the first and third quarters of 2003 were $4.34 and $8.28, respectively. There were no grants in the first nine months of 2002.

      The following assumptions were used to estimate the fair value of employee purchase rights under the Amended and Restated 2002 Employee Stock Purchase Plan (ESPP) in the first, second, and third quarters of 2003: risk-free interest rates of 1.18%, 1.18%, and 0.99%, respectively; volatility factors of the expected market price of the Company’s common stock of 62.2%, 62.2%, and 51.8%, respectively; and a weighted-average expected purchase rights life of six months. The weighted-average fair value of purchase rights granted during the first, second, and third quarters of 2003 was $2.07. There was no ESPP Plan in effect in the first nine months of 2002.

      Because the Company does not pay dividends, there was no dividend yield included in the pro forma disclosure calculation.

      Net Income (Loss) Per Share: The Company determines net income (loss) per share in accordance with SFAS No. 128, Earnings per Share.

      Basic net income (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of shares and dilutive potential shares of common stock outstanding during the period. The dilutive effect of outstanding options and stock purchase rights is reflected in diluted net income per share by application of the treasury stock method.

      Upon emergence from chapter 11 on June 30, 2002, the Company had a significant change in the structure of stockholders’ equity. Accordingly, net income per share amounts of the Predecessor Company are not presented, as the amounts are not meaningful.

      The following table sets forth the computation of net income per share (in thousands, except per share amounts):

	Successor Company

	Three Months	Nine Months
	Ended	Ended
	Sep 28, 2003	Sep 28, 2003

Numerator: Net income	$9,943	$19,597

Denominator for basic net income per share – weighted average shares	23,558	23,457
Effect of diluted securities:
Stock purchase rights	440	424
Stock options	490	287
Warrants	372	84

Denominator for dilutive net income per share	24,860	24,252

Basic net income per share	$0.42	$0.84

Diluted net income per share	$0.40	$0.81

      Prior year periods are not included in the above table, as there are no reconciling items since the number of shares for basic and diluted is the same.

      Incremental common shares attributable to outstanding common stock options (assuming proceeds would be used to purchase treasury stock) of 5,597 and 105,457 for the three and nine months ended

KOMAG, INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 28, 2003, respectively, were not included in the diluted net income per share calculation because the effect would have been anti-dilutive.

      Recent Accounting Pronouncements: In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to existing financial instruments effective with the beginning of the first fiscal period after June 15, 2003. The Company adopted SFAS No. 150 on the first day of its fiscal 2003 third quarter. The adoption had no impact on the Company’s condensed consolidated financial statements.

Note 2. Related Parties and Major Customers

      Prior to June 30, 2002, sales to Western Digital Corporation (Western Digital) were reported as related party transactions, as Western Digital owned more than 5% of the Company’s outstanding common stock. For the periods subsequent to June 30, 2002, Western Digital was no longer a related party, as it owned less than 5% of the Company’s outstanding stock. Sales to Western Digital for the three and six months ended June 30, 2002 were $28.3 million and $69.3 million, respectively.

      The following table reflects the percentage of the Company’s revenue by major customer:

	Three Months Ended		Nine Months Ended

	Sep 28, 2003	Sep 29, 2002	Sep 28, 2003	Sep 29, 2002

Western Digital	36%	64%	41%	63%
Maxtor	36%	29%	36%	29%
IBM	—	5%	7%	2%
Hitachi Global Storage Technologies	25%	—	15%	—
Seagate	—	—	—	4%

Note 3. Interest Expense

      In the third quarter and first nine months of 2003, the Company recorded $3.4 million and $10.1 million, respectively, in interest expense. In the third quarter of 2002, the Company recorded $3.2 million in interest expense. No interest expense was recorded in the first half of 2002, as interest expense was suspended while the Company was in chapter 11. Interest expense represented interest on the Company’s debt issued on emergence from chapter 11.

Note 4. Reorganization Costs, Net

      No reorganization expenses were recorded in the third quarter and first nine months of 2003, compared to zero and $6.5 million, respectively, in the third quarter of 2002 and first six months of 2002. Reorganization expenses in the first six months of 2002 primarily reflected professional fees related to the chapter 11 bankruptcy proceeding, and a $5.0 million adjustment associated with a chapter 11-related creditor claim.

Note 5. Income Taxes

      In the third quarter of 2003, the Company received approval from the Malaysian Ministry of Finance for the exemption of withholding tax on royalty payments made by its Malaysian operations to its subsidiary in

KOMAG, INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Netherlands. The exemption is for a period of five years effective retroactively from January 2002 through December 2006. As a result, the Company recorded an income tax benefit of $2.5 million in the third quarter of 2003 related to withholding taxes it previously accrued which are no longer payable. The third quarter of 2003 income tax provision without the $2.5 million tax benefit was less than $0.1 million. For the first nine months of 2003, the Company recorded an income tax benefit of $0.6 million, which includes the $2.5 million tax benefit described above, net of $1.9 million of foreign withholding taxes and foreign income taxes.

      The Company’s income tax provisions of $0.3 million for the third quarter of 2002, and $0.7 million for the first six months of 2002, represented foreign income taxes and foreign withholding taxes on royalty and interest payments.

      The Company’s wholly-owned thin-film media operation, KMS, received an eight-year extension of its initial tax holiday, which expired in June 2003, for its first plant site. The additional extension extends the tax holiday through June 2011. KMS has also been granted additional tax holidays for its second and third plant sites in Malaysia. These tax holidays are effective through December 2006 and 2008, respectively.

Note 6.	Minority Interest/ Equity Interest in Net Loss of Related Companies

      The minority interest for Kobe USA’s 20% share of KMT’s net income in the third quarter and first six months of 2002 was less than $0.1 million. KMT ceased operations in the third quarter of 2002.

      In the third quarter and first six months of 2002, the Company recorded zero and $2.4 million losses, respectively, as its equity share in the net loss of Chahaya, a former equity investment. Chahaya ceased operations in the fourth quarter of 2002. The Company currently has no minority or equity interests in related companies.

Note 7.	Goodwill and Other Intangible Assets

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill not be amortized, but be subject to an impairment test at least annually.

      The Company completed a transitional impairment analysis of its goodwill during the six months ended June 30, 2002 and recorded a transitional impairment loss of $47.5 million as of the first day of fiscal 2002. The transitional impairment loss of $47.5 million was recognized as the cumulative effect of a change in accounting principle in the Company’s condensed consolidated statement of operations.

      Upon the adoption of fresh-start reporting as of June 30, 2002, the Company recorded goodwill of $33.9 million, which equaled the reorganization value in excess of amounts allocable to identifiable net assets recorded in accordance with SOP 90-7. In the fourth quarter of 2002, the Company performed its first annual goodwill impairment analysis under SFAS No. 142. Because the Company’s fair value based on market capitalization was significantly less than net book value at December 29, 2002, the Company wrote off the entire $33.9 million goodwill balance in the fourth quarter of 2002.

      Upon the adoption of fresh-start reporting as of June 30, 2002, the Company recorded other intangible assets in the amount of $17.6 million. As of September 28, 2003, other intangible assets included: 1) developed technology of $3.1 million (less accumulated amortization of $1.1 million), which is being amortized on a straight-line basis over its estimated useful life of three and one-half years; 2) a volume purchase agreement of $7.7 million (less accumulated amortization of $3.5 million), which is being amortized on a straight-line basis over its useful life of two and three-quarter years; and 3) patent costs of $0.5 million (less accumulated amortization of $0.1 million).

      Amortization of intangible assets in the third quarter and first nine months of 2003 was $0.9 million and $2.8 million, respectively, and was $0.9 million and $3.6 million in the third quarter and first six months of

KOMAG, INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002, respectively. These expenses were recorded in cost of sales in the accompanying condensed consolidated statements of operations.

Note 8.	Accrued Expenses and Other Liabilities

      The following table summarizes accrued expenses and other liabilities balances as of September 28, 2003 and December 29, 2002 (in thousands):

	Sep 28, 2003	Dec 29, 2002

Accrued compensation and benefits	$13,965	$7,732
Restructuring liabilities	743	2,356
Other liabilities	4,518	3,629

	$19,226	$13,717

      Cash payments under the Company’s restructuring liabilities were $0.3 million and $1.6 million in the third quarter and first nine months of 2003, respectively.

Note 9. Subsequent Events

      In the fourth quarter of 2003, the Company completed the sale of its idle Fremont, California land and buildings. The land and buildings were acquired through the merger with HMT Technology Corporation in October 2000 and had been idle and held for sale since 2001. The net proceeds from the sale of the land and buildings were approximately $24.0 million, resulting in a gain of approximately $1.0 million. The sale was recorded in the fourth quarter of 2003. On October 21, 2003, the Company utilized 50% of the net proceeds, $12.1 million, to pay down its debt as required under the terms of the indenture governing the Senior Notes. Additionally, we made a required principal payment of $5.0 million on the Senior Notes on October 15, 2003.

      Further, the Company received consent from a majority of its holders of Senior Notes and the lender under the Exit Facility to redeem in full the Junior Notes for approximately $8.2 million. As such, on October 30, 2003, the Company called for the full redemption of the Junior Notes at a total cost of approximately $8.2 million for outstanding principal and interest. The Junior Notes were redeemed in full on December 2, 2003. Further, the Company received consent from the majority of the holders of the Senior Notes and the lender under the Exit Facility to increase the covenant on capital expenditures for 2003 to approximately $40.0 million.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

$70,000,000

2.0% Convertible Subordinated Notes Due 2024

PROSPECTUS

January 22, 2004

Bear, Stearns & Co. Inc.

Sole Book-Running Manager
Piper Jaffray
Needham & Company, Inc.
Thomas Weisel Partners LLC